SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2008.

Aluminum Corporation of China Limited

(Translation of Registrant's name into English)

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F......X....... Form 40-F.......................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.................. No.........X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................................]

Exhibit Index at page: 2
Total pages: 191

EXHIBIT INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALUMINUM CORPORATION OF CHINA LIMITED

Date: September 5, 2008

By: Liu Qiang
Name: Liu Qiang
Title: Company secretary

中国铝业股份有限公司

CHALCO ALUMINUM CORPORATION OF CHINA LIMITED

Stock Code: [illegible]

2008 Interim Report

0003

0004

CONTENTS

CORPORATE INFORMATION

1.	Registered name	:	中國鋁業股份有限公司
	Abbreviation of Chinese name	:	中國鋁業
	Name in English	:	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English name	:	CHALCO
2.	First registration date	:	September 10, 2001
	Registered address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC 100082
	Place of business	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC 100082
	Principal place of business in Hong Kong	:	Unit 3103, 31/F., Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong
	Internet website	:	http://www.chalco.com.cn
	E-mail	:	IR_FAQ@chalco.com.cn
3.	Authorized representative	:	Xiao Yaqing
	Company (Board) Secretary	:	Liu Qiang
	Telephone	:	(8610) 8229 8103
	Fax	:	(8610) 8229 8158/8229 8090
	E-mail	:	IR_FAQ@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC 100082
	Representative of the Company's Securities affairs	:	Zhang Qing
	Telephone	:	(8610) 8229 8150
	Fax	:	(8610) 8229 8158
	E-mail	:	IR_FAQ@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC 100082
	Department for corporate information and inquiry	:	Secretarial Office to the Board
	Telephone for corporate information and inquiry	:	(8610) 8229 8150/8229 8156/8229 8157

0006

4.	Share registrar and transfer office	:	Hong Kong Registrars Limited 46/F., Hopewell Centre, 183 Queen's Road East, Hong Kong China Securities Depository and Clearing Corporation Limited, Shanghai Branch 3/F, China Insurance Building, No. 166, Lujiazui Road (E.), Shanghai, China
	Depository	:	The Bank of New York Corporate Trust Office 101 Barclay Street, New York, NY 10286 USA
5.	Places of listing	:	The Stock Exchange of Hong Kong Limited ("HKSE") New York Stock Exchange, Inc ("NYSE") Shanghai Stock Exchange
	Name of share	:	CHALCO
	Stock code	:	2600 (HKSE) ACH (US) 601600 (China)
6.	Principal bankers	:	Industrial and Commercial Bank of China China Construction Bank
7.	Independent Auditor	:	PricewaterhouseCoopers Certified Public Accountants 22/F Prince's Building, Central, Hong Kong
8.	Legal advisers	:	*as to Hong Kong law:* Baker & McKenzie 14/F., Hutchison House 10 Harcourt Road Central, Hong Kong *as to United States law:* Baker & McKenzie 14/F., Hutchison House 10 Harcourt Road Central, Hong Kong *as to PRC law:* Haiwen & Partners 21/F, Beijing Silver Tower No. 2 Dong San Huan North Road Chao Yang District, Beijing The People's Republic of China

0007

The Board of Directors of Aluminum Corporation of China Limited (the "Company") is pleased to announce the unaudited interim results of operations of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2008. On behalf of the Company and its staff, the Board and would like to express its gratitude to our shareholders for their support to the Company.

BUSINESS REVIEW

The first half of 2008 saw fundamental changes in international economic environment. US subprime crisis, global inflation, depreciating US dollars, natural disasters including snow storm and serious earthquake brought a more negative impact on China's economic development. Dramatic changes occurred in the external operating environment of enterprises. Despite the gloomy environment, the Group proactively adopted scientific countermeasures including strengthening management, energy-saving and consumption reduction measures, tapping potential and improving efficiency to cut down costs, ensuring supply and boosting sales. The Company overcame the great challenge brought by snow storm and serious earthquake, as well as the surge in the price of coal, electricity, oil and transportation, and was able to maintain a stable operation and a substantial level of profitability under such extremely difficult conditions.

1. The Group maintained stable production and operation. In early 2008, certain smelting pots of enterprises of the Group in Guizhou and Shanxi provinces suspended production due to the snow storm disaster. The earthquake disaster also hindered the transportation of products for certain enterprises, which affected the Group's production and operation. The Group made every effort to minimize the impact of the disasters on its production. With production safety as a priority, the Group implemented deliberate production plans under close coordination to ensure efficient and stable operation of equipment as well as stable production volume. In the first half of 2008, the production volume of alumina reached 4.68 million tonnes, representing a decrease of 3.3% over the corresponding period last year. The production volume of alumina chemicals, namely alumina hydrate and multi-variety alumina was 560,000 tonnes, representing an increase of 12.8% over the corresponding period last year. The production volume of primary aluminum amounted to 1.52 million tonnes (inclusive of 210,000 tonnes being the total production of Jiaozuo Wanfang Aluminum Company Limited, in which the Company held a 29% stake), representing an increase of 14.3% over the corresponding period last year.

2. The Group continued to strengthen resource protection. Confronted with the intensifying domestic competition in bauxite market and hiking bauxite prices, the Group tightened up the pace of mine construction and strengthened ore procurement and production by centralized deployment and optimized resource flows. The Group further optimized material allocation and use, thus improving safety and reliability of ore supply and comprehensive utilization of resources. In the first half of 2008, contribution of self-mining mines increased by 5 percentage points as compared with the same period last year. Furthermore, the Group acquired the mining rights of 7 bauxite mines with an aggregate bauxite reserve of 10 million tonnes. Mining construction projects are about to resume and will increase the self-mining capacity of bauxite by 3.42 million tonnes.

0008

3. The Group strengthened cost management in all aspects, pressing ahead with centralized financial management system and cutting down cost to cope with the hiking raw material and fuel prices. In respect of production operation, the Group emphasised on output, cost and profit analysis, optimizied production scheduling and implemented cost reduction indicators in every chain of the workflow and positions. Furthermore, the Group improved various indicators to fully tap its potential, strived to increase production volume and economic benefit. As for financial management, the Group enhanced its budget management, focused on analysis of key workflows, in order to identify possible significant problems and take measures to monitor and solve problems in time, where strict assessments were carried out. Attaching importance to fund coordination and management, the Group further strengthened management on budget, workflow and cash flow of capital expenditure projects to improve capital efficiency. In addition, the Group comprehensively strengthened control over non-production expenses to practise frugality and prevent unnecessary consumption.

4. The Group continued to improve industry chain to enhance risk resistance capacity. Acquisitions of five aluminum fabrication enterprises and one aluminum enterprise were completed. As approved at the 2008 First EGM , the Group submitted to China Beijing Equity Exchange on May 12, 2008 the application to acquire 100% of the equity interests in Lanzhou Liancheng Longxing Aluminum Company Limited ("Longxing Aluminum"), 100% of the equity interests in Chinalco Southwest Aluminum Cold Rolling Company Limited ("CSWA Cold Rolling"), 84.02% of the equity interests in Chinalco Henan Aluminum Company Limited ("Henan Aluminum"), 75% of the equity interests in Chinalco Ruimin Co., Ltd. ("Chinalco Ruimin"), 60% of the equity interests in Chinalco Southwest Aluminum Co., Ltd. ("Chinalco SW Aluminum") and 56.86% of the equity interests in Huaxi Aluminum Company Limited ("Huaxi Aluminum") from Aluminum Corporation of China ("Chinalco") and China Nonferrous Metals Processing Technology Co., Ltd. ("China Nonferrous Metals"), (together with Chinalco referred to as the "Transferors"). The equity interests of the above companies were listed on China Beijing Equity Exchange for bidding at a consideration of RMB4.175 billion. The three parties entered into a transfer agreement on May 21, 2008 and completed all transfer procedures at the end of May 2008. The acquisition of aluminum assets reduced connected transactions with and competitions by the controlling shareholder. Moreover, the acquisition of aluminum fabrication assets enables the Group to optimize its industry chain, paving the way to avoid industry cycle risks and improve overall competitiveness.

0009

5. Overseas projects were further promoted. On May 9, 2008, Chalco (Hong Kong) Limited, a subsidiary of the Company, entered into a Joint Venture Arrangement with Malaysia Mining Company (MMC) and Saudi Arabian Binladin Group (SBG). In 2007, the three parties entered into a memorandum of understanding ("MOU") and a Joint Venture Framework Agreement relating to the establishment of the joint venture and was granted a project permit by the Government of Saudi Arabia. The three parties signed a Support and Undertaking MOU with the Investment Department of Saudi Arabia in respect of the project. Under the Joint Venture Arrangement, the joint venture company will develop and operate a primary aluminum plant with an annual capacity of approximately one million tonnes and a self-owned power plant in Jazan Economic City of Saudi Arabia. The primary aluminum plant will be constructed in three phases, with a planned annual capacity of approximately one million tonnes. The expected construction scale for the self-owned power plant is 1,860MW. The total investment of the project is estimated to be approximately US$4.5 billion. The Company proposed to hold 40% and 20% equity interests in the primary aluminum plant and self-owned power plant respectively, being the largest shareholder in the aluminum project and the third largest shareholder in the self-owned power plant. The project is an important initiative for the Group to shift to overseas areas with abundant energy sources, thus achieving strategic restructuring of the Group.

   In 2007, the Group entered into the Aurukun project development agreement with the Queensland government of Australia and the land lease agreement with the aborigines, thus completed all legal documents in respect of the Aurukun project. The Group obtained the mining right development licence by the Queensland government for Aurukun bauxite resources. Since the beginning of the year, the feasibility research of the project had commenced.

6. Leveraging opportunities in the capital market, the Group adopted low-cost direct financing instruments to optimize debt structures, further cutting down financial expenses. On May 22, 2008 the Company obtained approval granted by the National Association of Financial Market Institutional Investors to issue medium-term bonds with a total principal up to RMB10 billion in the People's Republic of China by tranches on or before May 20, 2010. On June 4, 2008, the Company issued the 2008 first tranche of medium-term bonds in the total principal amount of RMB5 billion at the issue price of RMB100 for nominal value of RMB100 per unit, bearing an annual interest rate of 5.30% with a maturity period of three years, which raised net proceeds of RMB4,955 million. The net proceeds are to be principally used to supplement mid-term working capital and for refinancing of bank borrowings.

0010

In February and July 2008, the Company successfully issued short-term bonds with total principal amounts of RMB2 billion and RMB3 billion, respectively, in the PRC with a face value of RMB100 each, bearing coupon annual interest rates of 4.99% and 4.83% respectively, with a maturity period of 1 year and raised net proceeds of RMB1,992 million and RMB2,988 million, respectively.

7. Continuing to save energy and reduce emission by production process restructuring and technology upgrading, the Group accomplished 122% of the energy saving target assigned by the State. The Group implemented a number of key measures including improving smelting pot operating rate and increasing electric current as well as a number of new energy saving technologies. In the first half of 2008, the Group speeded up ecological restoration with new reclaimed mining land covering 134 mu, leading to a total reclamation of 10,018 mu.

8. The Group's technology innovation system was taking shape and the collaboration of production-study-research was progressing steadily. The National Technology Research Center for Aluminum Smelting Engineering successfully passed the recognition assessments of the Ministry of Science and Technology of the PRC and was formally named. Major research projects undertaken by the Company in the national scientific and technical supporting programs have achieved breakthrough, reaping fruits in commercialization of technological applications. The Group focuses on technological innovation in the production process of alumina, and strives to achieve technology breakthrough in energy saving of aluminum smelting.

9. The Group continued to improve the establishment of regulations and systems. Internal control system under Section 404 operated smoothly and operating risks were under effective control.

10. The Group actively participated in emergency and disaster relief in the wake of snow storm and serious earthquake, fulfilling its social responsibility. The Group and its staff donated a large amount of money and mechanical equipment including generators to the disaster areas. In addition, large machineries, transportation vehicles and rescue team were sent there.

MARKET REVIEW

PRIMARY ALUMINUM

In the first half of 2008, the aluminum prices experienced considerable fluctuations as a result of US subprime crisis, economic slowdown of western countries as well as power restriction and production cutbacks of aluminum in areas like China and South Africa. The highest price of spot aluminum on London Metals Exchange ("LME") hit a record high of US$3,260 per tonne as compared to the lowest price of US$2,377 per tonne. The highest and lowest spot prices of aluminum on the Shanghai Futures Exchange ("SHFE") were RMB21,600 per tonne and RMB18,040 per tonne respectively. In the first half of 2008, the average price of three-month aluminum futures on the LME was US$2,886 per tonne, representing an increase of 4.1% over the corresponding period last year; the average price of three-month aluminum futures on the SHFE was RMB19,275 per tonne, representing a decrease of 2.7% over the corresponding period last year.

In the first half of 2008, the global production and consumption for primary aluminum grew steadily. The global output of primary aluminum was 19.89 million tonnes, representing an increase of 8.1% over the corresponding period last year; the global consumption of primary aluminum was approximately 20.20 million tonnes, representing an increase of 8.7% over the corresponding period last year. In the PRC, supply and demand for primary aluminum witnessed a noticeable slowdown in growth rate. The domestic output of primary aluminum was approximately 6.62 million tonnes, representing an increase of 12.9% over the corresponding period last year; the domestic consumption of primary aluminum was approximately 6.30 million tonnes, representing an increase of 12.5% over the corresponding period last year.

ALUMINA

During the first half of 2008, the alumina price plunged after a surge. In January, due to tight railway transportation during the Chinese New Year and centralized storage of alumina, the international alumina price reached its high at US$437 per tonne while the domestic alumina price once recorded RMB4,500 per tonne. Then alumina price began to fall as a result of rapid growth of alumina production capacity and production cutbacks of aluminum plants. The current CIF China price for spot alumina in international market is USD420 to 450 per tonne. The spot price of domestic alumina is RMB3,100 to 3,300 per tonne.

0012

In the first half of 2008, the global output and consumption of alumina amounted to 39.54 million tonnes and 39.00 million tonnes, representing an increase of 9.5% and 7.9% respectively over the corresponding period last year. Increasing number of alumina producers, more than those of the Company, finished construction and commenced production. In the first half of 2008, domestic output of alumina amounted to 11.13 million tonnes, representing an increase of 18% over the corresponding period last year; alumina imported to the PRC was 2.39 million tonnes, representing a decrease of 10.0% over the corresponding period last year; demand of alumina reached approximately 13.50 million tonnes, representing an increase of 10.7% over the corresponding period last year.

OUTLOOK AND PROSPECTS

In the second half of 2008, China economy is expected to maintain steady growth in the context of industrialization, urbanization, industry and consumption structure upgrading. Meanwhile, owing to adverse factors such as US subprime crisis, there are still mists of uncertainty in China's economy development. The production, operation and development of the Company will face challenges, mainly due to the great cost pressure driven by high prices of mineral resources, coal, electricity, oil and other energy sources as well as transportation cost. The fierce competition in domestic mineral resources and non-ferrous metals market are bringing difficulties for production, supply and sales of the Company.

Aiming to maximize its profit, the Group will attach importance on cost control by establishing effective measures, focusing on the following aspects:

1. The Group will strengthen financial budget management, establish effective measures to control costs and expenses and conduct performance appraisal in a strict way.

    — To comprehensively strengthen management on capital investment in terms of legal compliance, economic efficiency and payment method. The Group will adopt specialized capital plans to lower capital cost and ensure safeguard of capital. With dynamic monitoring on capital and cost movement, a risk precaution and monitoring system will be established to effectively control capital risk.

    — To establish effective measures aiming at the optimization of technological indicators, the reduction in consumption and the improvement in equipment operation efficiency. Aiming to maximize its efficiency, the Group will endeavor to cut production and operation costs by strengthening cost control on every management workflow.

0013

— To enhance capital expenditure budget management as well as to monitor all aspects and throughout the process of the implementation of project budget capital. The Group will establish an investment return evaluation and financial review system in the preliminary phase of the project to ensure maximum profit of the project.

— To strictly control and further lower controllable expenses, non-production expenditures and unplanned expenditures.

2. By strengthening sales and marketing, the Group expects to reduce inventory, increase output and income while cutting down procurement cost. Furthermore, the Group will enhance sales management and scientifically integrate production, sales and transportation according to regional outlet distribution, aiming at maximizing selling prices with less expenses through optimized resources allocation. The Group will strive to reduce and control procurement cost, fully leverage the advantages of centralized procurement of raw materials, ancillary materials and fuel and reduce logistics expenses to fix a scientific procurement scale and reasonable inventory level.

3. The Group will optimize production and operation plan to enhance production management, putting efforts in promoting standardized quantitative management. The Group expects to foster coordination and strengthen the implementation, bringing overall edges and synergy into full play to ensure smooth production.

4. The Group will focus on resource protection, further strengthening resource acquisition through various channels to enlarge the resource reserve. Meanwhile, the Group will put more efforts in investment and construction of mines and improve self-sufficiency ratio of bauxite supply, aspiring to reduce the cost of ores.

5. The Group will further give weight to energy saving and emission reduction and implement the corresponding responsibility system. Emphasis will be put on key fields and critical flows in energy saving, to speed up the progress of indicator optimization and process of achieving standards, while promoting new energy-saving modes, new technology and alternative energy in production. The Group expects to better leverage technological advances to support energy saving and emission reduction, increase such efficiencies by technological endeavours as well as to quicken the pace of construction of such energy saving and emission reduction projects. In the meantime, the Group will follow up assessment according to project design indicators to ensure achievements of the expected results.

0014

RESULTS

Turnover of the Group for the six months ended June 30, 2008 amounted to RMB39.607 billion, representing a decrease of 7.14% from the same period last year. The profit attributable to equity holders of the Company amounted to RMB2.410 billion, representing a decrease of 65.42% from the same period last year. Earnings per share attributable to the equity holders of the Company was RMB0.178.

INTERIM DIVIDEND

The Board proposes an interim dividend of RMB0.052 per ordinary share (tax inclusive) in respect of the six months ended June 30, 2008, totaling RMB703,273,370. The proposed interim dividend will be considered at a special general meeting of the shareholders of the Company. For the purpose of the proposed distribution of the 2008 interim dividend, the 2008 Interim Financial Report of the Company for holders of A Shares has been audited as required by the Listing Rules of the Shanghai Stock Exchange.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

CONDENSED INTERIM CONSOLIDATED BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2008

(Amounts expressed in thousands of RMB)

	Note	June 30, 2008	December 31, 2007 (Note 3)
ASSETS			
Non-current assets			
Intangible assets	4	**2,681,981**	2,688,234
Property, plant and equipment	4	**76,398,185**	69,118,466
Investment property		**107,977**	109,201
Land use rights		**1,472,471**	1,357,149
Interests in jointly controlled entities		**703,583**	636,296
Interests in associates		**631,374**	553,920
Available-for-sale financial assets		**31,098**	40,113
Deferred tax assets		**591,106**	555,435
Other non-current assets		**957,141**	340,830
Total non-current assets		**83,574,916**	75,399,644
Current assets			
Inventories, net		**19,465,412**	15,338,238
Accounts receivable, net	5	**3,078,495**	3,704,276
Other current assets		**2,798,592**	2,107,964
Financial assets at fair value through profit or loss		**18,266**	8,103
Bank balances and cash	6	**11,590,371**	8,937,958
Total current assets		**36,951,136**	30,096,539
Total assets		**120,526,052**	105,496,183

0016

CONDENSED INTERIM CONSOLIDATED BALANCE SHEET (UNAUDITED) - *(CONTINUED)*

AS OF JUNE 30, 2008

(Amounts expressed in thousands of RMB)

	Note	**June 30, 2008**	December 31, 2007 *(Note 3)*
EQUITY			
Share capital and reserves attributable to equity holders of the Company			
Share capital		**13,524,488**	13,524,488
Reserves		**18,935,624**	23,025,995
Retained earnings		**25,739,002**	24,045,994
		58,199,114	60,596,477
Minority interest		**4,326,741**	3,805,144
Total equity		**62,525,855**	64,401,621
LIABILITIES			
Non-current liabilities			
Borrowings	7	**27,964,208**	17,509,097
Deferred tax liabilities		**173,310**	172,460
Other non-current liabilities		**710,161**	180,557
Total non-current liabilities		**28,847,679**	17,862,114

0017

CONDENSED INTERIM CONSOLIDATED BALANCE SHEET (UNAUDITED)
(CONTINUED)
AS OF JUNE 30, 2008
(Amounts expressed in thousands of RMB)

	Note	**June 30, 2008**	December 31, 2007 *(Note 3)*
Current liabilities			
Accounts payable	8	**4,564,566**	4,482,262
Provisions for other charges and liabilities		**7,501,494**	6,886,207
Dividends payable		**193,757**	37,015
Current income tax liabilities		**53,297**	510,416
Financial liabilities at fair value through profit or loss		**92,498**	—
Borrowings	7	**16,746,906**	11,316,548
Total current liabilities		**29,152,518**	23,232,448
Total liabilities		**58,000,197**	41,094,562
Total equity and liabilities		**120,526,052**	105,496,183
Net current assets		**7,798,618**	6,864,091
Total assets less current liabilities		**91,373,534**	82,263,735

0018

The notes on pages 22 to 62 are an integral part of this unaudited condensed interim consolidated financial information.

CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts expressed in thousands of RMB, except for per share data)

	Note	Six months ended June 30, 2008	2007 (Note 3)
Revenue	9	**39,606,826**	42,651,125
Cost of sales	9	**(33,486,728)**	(30,650,863)
Gross profit		**6,120,098**	12,000,262
Selling and distribution expenses	10	**(716,904)**	(608,677)
General and administrative expenses	11	**(1,304,111)**	(1,276,940)
Research and development expenses		**(93,107)**	(46,739)
Other (losses)/gains, net	9	**(131,042)**	78,121
Operating profit		**3,874,934**	10,146,027
Interest expense		**(854,537)**	(591,366)
Interest income		**93,506**	81,011
Exchange gain/(loss), net		**39,206**	(4,689)
Operating profit after finance costs		**3,153,109**	9,630,983

0019

CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT (UNAUDITED)
(CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Amounts expressed in thousands of RMB, except for per share data)

	Note	Six months ended June 30, 2008	2007 (Note 3)
Share of profits of jointly controlled entities		**3,405**	—
Share of profits of associates		**108,724**	149,514
Profit before income tax expense	12	**3,265,238**	9,780,497
Income tax expense	13	**(642,168)**	(1,821,213)
Profit for the period		**2,623,070**	7,959,284
Attributable to:			
Equity holders of the Company		**2,409,806**	6,969,877
Minority interest		**213,264**	989,407
		2,623,070	7,959,284
Basic earnings per share for profit attributable to the equity holders of the Company during the period *(expressed in RMB per share)*	14	**0.178**	0.562
Dividends	15	**703,273**	1,932,991

0020

The notes on pages 22 to 62 are an integral part of this unaudited condensed interim consolidated financial information.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company							Minority interest	Total
	Share capital	Capital reserve	Statutory surplus reserve	Discretionary surplus reserve	Cumulative translation difference	Available-for-sale investment revaluation reserve	Retained earnings		
As of January 1, 2008, as previously stated	13,524,488	15,039,593	5,719,084	–	10,047	7,547	23,643,388	3,072,622	61,016,769
Common control business combinations *(Note 3)*	–	2,249,724	–	–	–	–	402,606	732,522	3,384,852
As of January 1, 2008, as restated	13,524,488	17,289,317	5,719,084	–	10,047	7,547	24,045,994	3,805,144	64,401,621
Changes in equity for the six months ended June 30, 2008									
Fair value changes from available-for-sale investment-gross	–	–	–	–	–	(5,525)	–	(3,490)	(9,015)
Fair value changes from available-for-sale investment-tax	–	–	–	–	–	829	–	523	1,352
Grants payable transfer to capital reserve	–	88,000	–	–	–	–	–	–	88,000
Cumulative translation difference	–	–	–	–	(19,617)	–	–	–	(19,617)
Net income/(loss) recognized directly in equity	–	88,000	–	–	(19,617)	(4,696)	–	(2,967)	60,720
Profit for the six months ended June 30, 2008	–	–	–	–	–	–	2,409,806	213,264	2,623,070

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) *(CONTINUED)*

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company							Minority Interest	Total
	Share capital	Capital reserve	Statutory surplus reserve	Discretionary surplus reserve	Cumulative translation difference	Available-for-sale investment revaluation reserve	Retained earnings		
Total recognized income and expense for the period	–	88,000	–	–	(19,617)	(4,696)	2,409,806	210,297	2,683,790
Common control business combinations *(Note 3)*	–	(4,154,058)	–	–	–	–	–	(26,440)	(4,180,498)
Third party acquisition	–	–	–	–	–	–	–	2,958	2,958
Capital injection from minority shareholders *(Note 6)*	–	–	–	–	–	–	–	555,443	555,443
Disposal of a subsidiary	–	–	–	–	–	–	–	(336)	(336)
Dividends	–	–	–	–	–	–	(716,798)	(220,325)	(937,123)
As of June 30, 2008	13,524,488	13,223,259	5,719,084	–	(9,570)	2,851	25,739,002	4,326,741	62,525,855

0022

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) *(CONTINUED)*

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company							Minority interest	Total
	Share capital	Capital reserve	Statutory surplus reserve	Discretionary surplus reserve	Cumulative translation difference	Available-for-sale investment revaluation reserve	Retained earnings		
As of January 1, 2007, as previously stated	11,649,876	10,521,480	5,384,956	70,867	–	–	17,168,564	4,470,819	49,266,562
Common control business combinations *(Note 3)*	–	2,119,899	63,814	656	–	–	(163,828)	888,010	2,908,551
As of January 1, 2007, as restated	11,649,876	12,641,379	5,448,770	71,523	–	–	17,004,736	5,358,829	52,175,113
Changes in equity for the six months ended June 30, 2007									
Profit for the six months ended June 30, 2007	–	–	–	–	–	–	6,969,877	989,407	7,959,284
Issuance of new shares	1,236,732	7,376,323	–	–	–	–	–	–	8,613,055
Share issuance expense	–	(150,000)	–	–	–	–	–	–	(150,000)
Third party acquisition *(Note 3)*	–	–	–	–	–	–	–	400,165	400,165
Acquisitions of minority interest *(Note 3)*	–	(2,946,614)	–	–	–	–	–	(1,342,032)	(4,288,646)
Dividends	–	–	–	–	–	–	–	(77,346)	(77,346)
Adjustment to surplus reserves	–	–	(813,074)	(71,523)	–	–	884,597	–	–
Others	–	–	–	–	–	–	–	(291)	(291)
As of June 30, 2007	12,886,608	16,921,088	4,635,696	–	–	–	24,859,210	5,328,732	64,631,334

The notes on pages 22 to 62 are an integral part of this unaudited condensed interim consolidated financial information.

0023

CONDENSED INTERIM CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts expressed in thousands of RMB)

	Note	Six months ended June 30, 2008	2007 (Note 3)
Net cash generated from operating activities		**383,500**	6,414,840
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired	3	**(4,177,717)**	313,662
Investment in a jointly controlled entity		**(63,882)**	—
Investment in an associate		**(30,000)**	—
Deposits of short-term cash investments		**(135,964)**	—
Withdrawals of short-term cash investments		**96,054**	1,428,000
Purchase of property, plant and equipment		**(9,007,528)**	(4,850,585)
Proceeds on disposal of property, plant and equipment		**11,198**	4,656
Other investing cash flows, net		**(33,968)**	6,456
Net cash used in investing activities		**(13,341,807)**	(3,097,811)

0024

CONDENSED INTERIM CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED) *(CONTINUED)*

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts expressed in thousands of RMB)

	Note	Six months ended June 30, 2008	2007 (Note 3)
Cash flows from financing activities			
Dividends paid	15	**(728,923)**	(38,495)
Dividends paid by subsidiaries to minority shareholders		**(51,459)**	(76,906)
Issuance of medium-term bonds/long-term bonds, net of issuance cost		**4,985,000**	1,978,500
Issuance of short-term bonds, net of issuance cost		**1,992,000**	2,988,000
Redemption of short-term bonds		**(3,000,000)**	(3,000,000)
Drawdowns of loans		**17,715,278**	5,642,446
Repayments of loans		**(5,775,220)**	(5,854,444)
Capital injection from minority shareholders		**184,800**	—
Drawdown of loans from a shareholder of the Company		**126,270**	—
Other finance cash flows, net		**—**	2,066
Net cash generated from financing activities		**15,447,746**	1,641,167
Net increase in cash and cash equivalents		**2,489,439**	4,958,196
Cash and cash equivalents at beginning of the period		**8,708,364**	10,546,654
Cash and cash equivalents at end of the period	6	**11,197,803**	15,504,850
Representing:			
Bank balances and cash	6	**11,197,803**	15,504,850

The notes on pages 22 to 62 are an integral part of this unaudited condensed interim consolidated financial information.

0025

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts expressed in RMB unless otherwise stated)

1 BASIS OF PREPARATION

The unaudited condensed interim consolidated financial information of Aluminum Corporation of China Limited (the "Company") is prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited condensed interim consolidated financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2007.

The unaudited condensed interim consolidated financial information was approved by the Board of Directors for issue on August 29, 2008.

2 SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted in this unaudited condensed interim consolidated financial information are consistent with those of the annual financial statements for the year ended December 31, 2007.

0026

3 BUSINESS COMBINATIONS AND ACQUISITIONS OF MINORITY INTEREST

Business combinations

2008

On May 30, 2008, the Company acquired the following entities from Aluminum Corporation of China ("Chinalco") and China Nonferrous Metals Processing Technology Co., Ltd. ("China Nonferrous Metals Technology") (an entity controlled by Chinalco) at a total cash consideration of RMB4,175 million. In addition, pursuant to the terms set out in the acquisition agreement, which entitled the original shareholders of the acquirees to any profit or loss generated by the entities acquired between the agreed-upon valuation benchmark dates and May 30, 2008, the Company is required to pay an additional RMB5.740 million to the original shareholders. These entities (the "six common control entities acquired in 2008") are incorporated and operated in the People's Republic of China (the "PRC").

3 BUSINESS COMBINATIONS AND ACQUISITIONS OF MINORITY INTEREST *(CONTINUED)*

Business combinations (Continued)

2008 ***(Continued)***

Name of acquiree	Principal activities	Equity interest acquired
Lanzhou Liancheng Longxing Aluminum Company Limited ("Longxing Aluminum")	Manufacture and sale of primary aluminum	100%
Huaxi Aluminum Company Limited ("Huaxi Aluminum")	Manufacture and sale of aluminum fabrication products	56.86%
Chinalco Ruimin Company Limited ("Chinalco Ruimin")	Manufacture and sale of aluminum fabrication products	75%
Chinalco Southwest Aluminum Cold Rolling Company Limited ("Southwest Aluminum Cold Rolling")	Manufacture and sale of aluminum fabrication products	100%
Chinalco Southwest Aluminum Company Limited ("Southwest Aluminum")	Manufacture and sale of aluminum fabrication products	60%
Chinalco Henan Aluminum Company Limited ("Henan Aluminum")	Manufacture and sale of aluminum fabrication products	84.02%

As both the Company and the six acquirees are under the common control of Chinalco before and after the acquisition, this transaction was accounted for as a common control business combination, using merger accounting for all periods presented herein. The following is a reconciliation of the effect arising from these common control business combinations on the condensed interim consolidated balance sheet.

0028

3 BUSINESS COMBINATIONS AND ACQUISITIONS OF MINORITY INTEREST *(CONTINUED)*

Business combinations (Continued)

2008 (Continued)

The condensed interim consolidated balance sheet as of June 30, 2008:

	The Group	Six common control entities acquired in 2008	Adjustments *(Note)*	Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Investments in six common control entities acquired in 2008	4,180,499	—	(4,180,499)	—
Other assets, net	59,068,170	3,492,379	(34,694)	62,525,855
Net assets	63,248,669	3,492,379	(4,215,193)	62,525,855
Share capital	13,524,488	3,515,817	(3,515,817)	13,524,488
Capital reserve	15,127,593	—	(1,904,334)	13,223,259
Surplus reserves	5,719,084	32,869	(32,869)	5,719,084
Cumulative translation difference	(9,570)	—	—	(9,570)
Available-for-sale investment revaluation reserve	2,851	—	—	2,851
Retained earnings	25,218,574	(63,177)	583,605	25,739,002
Minority interest	3,665,649	6,870	654,222	4,326,741
	63,248,669	3,492,379	(4,215,193)	62,525,855

0029

3 BUSINESS COMBINATIONS AND ACQUISITIONS OF MINORITY INTEREST *(CONTINUED)*

Business combinations (Continued)

2008 ***(Continued)***

Note:

The above adjustments represent: (i) the elimination of investments of the Company in the six common control entities acquired in 2008; and (ii) the elimination of unrealized profit on inventories among the Group and such acquirees.

3 BUSINESS COMBINATIONS AND ACQUISITIONS OF MINORITY INTEREST *(CONTINUED)*

Business combinations (Continued)

2008 ***(Continued)***

The condensed interim consolidated balance sheet as of December 31, 2007:

	The Group *RMB'000*	Six common control entities acquired in 2008 *RMB'000*	Adjustments *(Note)* *RMB'000*	Consolidated *RMB'000*
Net assets	61,016,769	3,431,243	(46,391)	64,401,621
Share capital	13,524,488	3,515,817	(3,515,817)	13,524,488
Capital reserve	15,039,593	—	2,249,724	17,289,317
Surplus reserves	5,719,084	32,869	(32,869)	5,719,084
Cumulative translation difference	10,047	—	—	10,047
Available-for-sale investment revaluation reserve	7,547	—	—	7,547
Retained earnings	23,643,388	(124,240)	526,846	24,045,994
Minority interest	3,072,622	6,797	725,725	3,805,144
	61,016,769	3,431,243	(46,391)	64,401,621

Note:

The above adjustments represent: (i) the increase of the capital reserve of the Company for acquisitions of the net assets of the six common control entities acquired in 2008; and (ii) the elimination of unrealized profit on inventories among the Group and such acquirees.

0031

(Amounts expressed in RMB unless otherwise stated)

3 BUSINESS COMBINATIONS AND ACQUISITIONS OF MINORITY INTEREST *(CONTINUED)*

Business combinations (Continued)

2007

Acquisition of Lanzhou Aluminum Co., Limited ("Lanzhou Aluminum")

Prior to April 24, 2007, the Company held a 28% equity interest in Lanzhou Aluminum, a company listed on the Shanghai Stock Exchange (the "SSE") and principally engaged in the manufacturing and trading of primary aluminum products. On April 24, 2007, the Company issued 631,931,739 A shares in exchange for the remaining 72% shares owned by the other shareholders of Lanzhou Aluminum. Upon the effective date of this acquisition, Lanzhou Aluminum became a wholly-owned subsidiary of the Company and this subsidiary was delisted on April 30, 2007.

The acquired business contributed revenue and profit of approximately RMB723 million and RMB314 million to the Group, prior to intra-group elimination with the Group, for the period from the date of acquisition to June 30, 2007. If the acquisition occurred on January 1, 2007, the acquired business would have contributed revenue and profit for the period of approximately RMB1,818 million and RMB462 million to the Group, prior to intra-group elimination with the Group, respectively.

3 BUSINESS COMBINATIONS AND ACQUISITIONS OF MINORITY INTEREST *(CONTINUED)*

Business combinations (Continued)

2007 ***(Continued)***

Acquisition of Lanzhou Aluminum ***(Continued)***

Details of net assets acquired and goodwill are as follows:

	RMB'000
Fair value of purchase consideration *(Note (a))*	4,324,319
Fair value of proportionate share of net identifiable assets acquired *(Note (b))*	(2,400,060)
Goodwill *(Note (c))*	1,924,259

Notes:

(a) The fair value of purchase consideration was determined by reference to the proportionate interests in the fair value of Lanzhou Aluminum of April 24, 2007. The provisionally determined fair value of purchase consideration disclosed in 2007 unaudited condensed interim consolidated financial information of RMB4,171 million was adjusted by approximately RMB154 million.

0033

3 BUSINESS COMBINATIONS AND ACQUISITIONS OF MINORITY INTEREST *(CONTINUED)*

Business combinations (Continued)

2007 ***(Continued)***

Acquisition of Lanzhou Aluminum ***(Continued)***

Notes (Continued):

(b) The fair values of the assets and liabilities arising from the acquisition approximated their carrying amounts and are as follows:

	RMB'000
Bank balances and cash	313,662
Property, plant and equipment *(Note 4)*	5,739,957
Land use rights	78,150
Available-for-sale financial assets	5,000
Inventories	823,792
Receivables and prepayments	766,983
Other current assets	19,380
Deferred tax assets	15,477
Other non-current assets	1,513
Payables and accruals	(634,435)
Borrowings	(3,169,662)
Other liabilities	(226,234)
Minority interest	(400,165)
Net identifiable assets acquired	3,333,418
Equity interest acquired	72%
Fair value of proportional net identifiable assets acquired	2,400,060
Cash and cash equivalents acquired from the subsidiary acquired	313,662

0034

3 BUSINESS COMBINATIONS AND ACQUISITIONS OF MINORITY INTEREST *(CONTINUED)*

Business combinations (Continued)

2007 *(Continued)*

Acquisition of Lanzhou Aluminum *(Continued)*

Notes (Continued):

(c) Goodwill arising from this acquisition is attributable to the high profitability of acquired business and the significant synergies expected to arise after the acquisition.

Acquisition of Baotou Aluminum Co, Limited ("Baotou Aluminum")

On December 28, 2007, the Company acquired 100% of the share capital of Baotou Aluminum, a company listed on the SSE and principally engaged in the manufacturing and trading of primary aluminum products. The Company issued 637,880,000 A shares in exchange for all the shares of Baotou Aluminum. Baotou Aluminum was delisted on December 26, 2007. Upon the effective date of this acquisition, Baotou Aluminum became a wholly-owned subsidiary of the Company.

As both the Company and Baotou Aluminum are under the common control of Chinalco before and after the acquisition, this transaction was accounted for as a common control business combination. The Company adopted merger accounting. The operating results and equity changes for the first half of 2007 were restated simultaneously.

0035

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED) *(CONTINUED)*

FOR THE SIX MONTHS ENDED JUNE 30, 2008

(Amounts expressed in RMB unless otherwise stated)

3 BUSINESS COMBINATIONS AND ACQUISITIONS OF MINORITY INTEREST *(CONTINUED)*

Acquisitions of minority interest

2007

Acquisition of minority interest in Chinalco Ruimin

On April 2, 2007, Chinalco paid cash of RMB110.81 million for the acquisition of 25% equity interest owned by a minority shareholder of Chinalco Ruimin. The relevant share of the carrying value of the net assets acquired was RMB111.66 million. As Chinalco Ruimin is one of the entities acquired under common control described above, the transaction is regarded as acquisition of minority interest during the period.

Acquisition of minority interest in Shandong Aluminum Industry Co., Ltd. ("Shandong Aluminum")

Prior to April 24, 2007, the Company held a 71.43% equity interest in Shandong Aluminum, a company listed on the SSE. On April 24, 2007, the Company issued 604,800,000 A shares in exchange for the remaining 28.57% shares owned by the other shareholders of Shandong Aluminum. Upon the effective date of this acquisition, Shandong Aluminum became a wholly-owned subsidiary of the Company and this subsidiary was delisted on April 30, 2007.

The fair value of purchase consideration was determined by reference to the proportionate interest in fair value of Shandong Aluminum. The difference between the consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary amounted to approximately RMB3,058 million is deducted from equity. The provisionally determined fair value of purchase consideration disclosed in 2007 unaudited condensed interim consolidated financial information of RMB2,761 million was adjusted by RMB297 million.

0036

4 CAPITAL EXPENDITURE

	Intangible assets				Property, plant and equipment
	Goodwill	Mining rights	Computer software	Total	
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Net book amount as of January 1, 2008, as previous stated	2,330,945	308,071	43,348	2,682,364	62,278,232
Impact of the six common control entities acquired in 2008 *(Note 3)*	—	—	5,870	5,870	6,840,234
Net book amount as of January 1, 2008, as restated	2,330,945	308,071	49,218	2,688,234	69,118,466
Additions	—	4,346	6,463	10,809	9,863,638
Disposals	—	—	—	—	(50,307)
Amortization/ Depreciation	—	(10,246)	(6,816)	(17,062)	(2,533,612)
Net book amount as of June 30, 2008	2,330,945	302,171	48,865	2,681,981	76,398,185

0031

4 CAPITAL EXPENDITURE *(CONTINUED)*

	Intangible assets				Property, plant and equipment
	Goodwill	Mining rights	Computer software	Total	
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Net book amount as of January 1, 2007, as previous stated	406,686	303,224	6,235	716,145	51,023,476
Impact of the six common control entities acquired in 2008 *(Note 3)*	—	—	5,347	5,347	5,883,259
Net book amount as of January 1, 2007, as restated	406,686	303,224	11,582	721,492	56,906,735
Acquisition of a subsidiary *(Note 3)*	1,924,259	—	—	1,924,259	5,739,957
Additions	—	24,277	358	24,635	3,771,710
Disposals	—	—	—	—	(11,036)
Amortization/ Depreciation	—	(12,093)	(1,092)	(13,185)	(2,329,470)
Net book amount as of June 30, 2007	2,330,945	315,408	10,848	2,657,201	64,077,896

0038

5 ACCOUNTS RECEIVABLE, NET

	June 30, 2008 *RMB'000*	December 31, 2007 *RMB'000*
Trade receivables	**1,620,986**	1,162,395
Less: provision for impairment	**(276,182)**	(279,661)
	1,344,804	882,734
Trade receivables from related parties	**373,124**	443,419
Less: provision for impairment	**(156,774)**	(156,425)
	216,350	286,994
	1,561,154	1,169,728
Notes receivable	**1,517,341**	2,534,548
	3,078,495	3,704,276

0039

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED) *(CONTINUED)*
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Amounts expressed in RMB unless otherwise stated)

5 ACCOUNTS RECEIVABLE, NET *(CONTINUED)*

Certain of the Group's sales were on advanced payments or documents against payment. In respect of sales to large or long-established customers, subject to negotiation, a credit period for up to one year may be granted. The terms of some of the entities within Chinaclo were receivables on demand. As of June 30, 2008, the ageing analysis of trade receivables and notes receivable is as follows:

	June 30, 2008	December 31, 2007
	RMB'000	*RMB'000*
Within 1 year	**3,006,115**	3,641,878
Between 1 and 2 years	**40,343**	27,750
Between 2 and 3 years	**11,211**	15,291
Over 3 years	**453,782**	455,443
	3,511,451	4,140,362

0040

6 BANK BALANCES AND CASH

(a) The breakdown of the bank balances and cash is as follows:

	June 30, 2008 *RMB'000*	December 31, 2007 *RMB'000*
Cash and cash equivalents	**11,197,803**	8,708,364
Short-term cash investments	**135,964**	96,054
Restricted cash	**256,604**	133,540
	11,590,371	8,937,958

As of June 30, 2007, the bank balances and cash amounting to RMB15,504.85 million are cash and cash equivalents.

(b) Material non-cash transactions

For the six months ended June 30, 2008, there was a material non-cash transaction, which was a capital injection of property, plant and equipment amounting to RMB370.643 million to a subsidiary of the Company by a minority shareholder of the subsidiary.

For the six months ended June 30, 2007, the material non-cash transactions were the issuances of A shares as consideration for the acquisitions disclosed in Note 3.

0041

7 BORROWINGS

	June 30, 2008 *RMB'000*	December 31, 2007 *RMB'000*
Non-current:		
Long-term loans *(Note (a))*	**20,973,562**	15,479,914
Medium-term bonds and long-term bonds *(Note (b))*	**6,990,646**	2,029,183
	27,964,208	17,509,097
Current:		
Long-term loans (repayable within one year) *(Note (a))*	**2,961,069**	2,477,022
Short-term loans *(Note (c))*	**11,750,418**	5,788,055
Short-term bonds *(Note (d))*	**2,035,419**	3,051,471
	16,746,906	11,316,548
Total	**44,711,114**	28,825,645

0042

7 BORROWINGS *(CONTINUED)*

(a) Long-term loans

	June 30, 2008 *RMB'000*	December 31, 2007 *RMB'000*
Non-current:		
Long-term loans — unsecured	**20,180,023**	14,818,408
Long-term loans — secured	**793,539**	661,506
	20,973,562	15,479,914
Current (repayable within one year):		
Long-term loans — unsecured	**2,762,970**	2,275,938
Long-term loans — secured	**198,099**	201,084
	2,961,069	2,477,022
Total	**23,934,631**	17,956,936

As of June 30, 2008 and December 31, 2007, long-term loans of RMB992 million and RMB863 million were secured by certain property, plant and equipment and land use rights, respectively (See Note 19).

0043

7 BORROWINGS *(CONTINUED)*

(a) Long-term loans *(Continued)*

Certain long-term loans were guaranteed by the following entities:

Guaranteed by	**June 30, 2008** ***RMB'000***	December 31, 2007 *RMB'000*
Chinalco	**2,603,290**	2,640,058
Shanxi Zhangze Electric Company Ltd. *(Note (i))*	**780,000**	780,000
Lanzhou Aluminum Factory *(Note (ii))*	**103,922**	1,399,292
Baotou Aluminum (Group) Company Ltd. ("Baotou Group") *(Note (ii))*	**250,000**	250,000
Luoyang Economical Investment Ltd. *(Note (iii))*	**110,737**	122,153
Luoyang Longquan Aluminum Company Ltd. *(Note (iii))*	**57,000**	57,000
Yichuan Power Group ("Yichuan Power") *(Note (iii))*	**76,380**	76,380
China Nonferrous Metals Technology	**48,340**	48,340

Notes:

(i) Shanxi Zhangze Electric Company Ltd. is a minority shareholder of Shanxi Huaze Aluminum and Power Company Ltd., a subsidiary of the Company.

(ii) Lanzhou Aluminum Factory and Baotou Group are shareholders of the Company.

(iii) Luoyang Economical Investment Ltd., Luoyang Longquan Aluminum Company Ltd. and Yichuan Power are minority shareholders of Henan Aluminum, a subsidiary of the Company.

0044

7 BORROWINGS *(CONTINUED)*

(a) Long-term loans *(Continued)*

The maturity of long-term loans of the Group is as follows:

	Bank loans		Other loans	
	June 30, 2008	December 31, 2007	**June 30, 2008**	December 31, 2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 year	**2,947,600**	2,452,600	**13,469**	24,422
Between 1 and 2 years	**2,432,351**	2,905,974	**13,469**	13,453
Between 2 and 5 years	**11,382,758**	5,766,400	**40,406**	40,359
Over 5 years	**6,944,737**	6,594,877	**159,841**	158,851
	23,707,446	17,719,851	**227,185**	237,085

The effective annual interest rates for the six months ended June 30, 2008 and 2007 ranged from 2.30% to 8.51% and 0.30% to 7.83%, respectively.

As of June 30, 2008 and December 31, 2007, except for long-term loans amounting to Japanese Yen ("JPY") 717 million (equivalent to approximately RMB46 million) and JPY736 million (equivalent to approximately RMB47 million), and US Dollar ("USD") 39 million (equivalent to approximately RMB271 million) and USD7 million (equivalent to approximately RMB51 million), which are denominated in JPY and USD, respectively, all other long-term loans are denominated in RMB.

0045

7 BORROWINGS *(CONTINUED)*

(b) Medium-term bonds and Long-term bonds

In June 2007, the Company issued a 10-year term long-term bonds with a total face value of RMB2 billion at par (face value of RMB100 per unit) for capital expenditure purposes. The fixed annual coupon and effective interest rates of these bonds are 4.50% and 4.64%, respectively.

In June 2008, the Company issued a 3-year term medium-term bonds with a total face value of RMB5 billion at par (face value of RMB100 per unit) for working capital and refinancing of bank loans. The fixed annual coupon and effective interest rates of these bonds were 5.30% and 5.62%, respectively.

(c) Short-term loans

	June 30, 2008 ***RMB'000***	December 31, 2007 *RMB'000*
Short-term loans — secured	**229,362**	22,615
Short-term loans — unsecured	**11,521,056**	5,765,440
	11,750,418	5,788,055

The effective annual interest rates of short-term loans for the six months ended June 30, 2008 and 2007 ranged from 4.49% to 8.22% and 5.02% to 7.34%, respectively.

As of June 30, 2008 and December 31, 2007, the Group has short-term loans denominated in USD amounting to USD59.60 million (equivalent to approximately RMB409 million) and USD11.60 million (equivalent to approximately RMB86 million), respectively. All other short-term loans are denominated in RMB.

0046

7 BORROWINGS *(CONTINUED)*

(c) Short-term loans *(Continued)*

As of June 30, 2008, details of guaranteed short-term loans were as follow:

Guaranteed by	**June 30, 2008** *RMB'000*	December 31, 2007 *RMB'000*
Baotou Group	**1,378,000**	915,000
Yichuan Power	**40,000**	140,000
Chinalco	**1,023,000**	820,000
Gansu Lanzhou Baochuan Aluminum Company Ltd. ("Baochuan Aluminum") *(Note (i))*	**—**	50,000
China Nonferrous Metals Technology	**100,000**	50,000

Note:

(i) Baochuan Aluminum is an other related party of the Company.

As of June 30, 2008, short-term loans of subsidiaries amounting to approximately RMB229 million (December 31, 2007: RMB23 million) were secured by property, plant and equipment, land use rights, bank deposits and receivable collection rights of goods (See Note 19).

(d) Short-term bonds

In June 2007, the Company issued a 1-year short-term bonds with a total face value of RMB3 billion at par (face value of RMB100 per unit) for working capital purposes. The fixed annual coupon and effective interest rates of these bonds are 3.55% and 3.95%, respectively. These bonds have matured and were fully redeemed in June 2008.

In February 2008, the Company issued 1-year short-term bonds of RMB2 billion at par (face value of RMB100 per unit) for working capital purpose. The fixed annual coupon and effective interest rates of these bonds are 4.99% and 5.40%, respectively.

0047

8 ACCOUNTS PAYABLE

	June 30, 2008 *RMB'000*	December 31, 2007 *RMB'000*
Trade payables	**3,979,978**	3,775,391
Trade payables to related parties	**401,130**	315,811
	4,381,108	4,091,202
Notes payable *(Note)*	**183,458**	391,060
	4,564,566	4,482,262

Note:

Notes payable are repayables within six months (December 31, 2007: six months). In addition, the Group pledged notes receivable and receipts of matured notes receivable amounting to RMB82.000 million and RMB42.610 million (December 31, 2007: RMB110.206 million and RMB35.365 million) respectively in exchange for certain notes payable.

As of June 30, 2008, the ageing analysis of trade payables and notes payable were as follows:

	June 30, 2008 *RMB'000*	December 31, 2007 *RMB'000*
Within 1 year	**4,452,560**	4,341,237
Between 1 and 2 years	**35,167**	67,728
Between 2 and 3 years	**28,955**	27,952
Over 3 years	**47,884**	45,345
	4,564,566	4,482,262

9 TURNOVER, OTHER (LOSSES)/GAINS AND SEGMENT INFORMATION

The Group is principally engaged in the production and sales of alumina and primary aluminum in the PRC. Revenues recognized during the period are as follows:

	Six months ended June 30,	
	2008	2007
	RMB'000	*RMB'000*
Sales		
Sales of goods, net of value-added tax	**38,158,314**	41,163,001
Other revenues *(Note)*	**1,448,512**	1,488,124
Total sales	**39,606,826**	42,651,125
Expenses related to sales of goods	**(31,985,050)**	(29,174,196)
Expenses related to other revenues *(Note)*	**(1,501,678)**	(1,476,667)
Total cost of goods sold	**(33,486,728)**	(30,650,863)
	6,120,098	12,000,262
Other (losses)/gains, net		
Government subsidies	**16,650**	1,000
Realized and unrealized gain on future contracts, net	**71,292**	77,412
Loss on snowstorm, net	**(219,228)**	—
Others	**244**	(291)
	(131,042)	78,121
Sales and (losses)/gains, net	**5,989,056**	12,078,383

0041

9 TURNOVER, OTHER (LOSSES)/GAINS AND SEGMENT INFORMATION *(CONTINUED)*

Note:

Other revenues include the revenues from sales of scrap and other materials, supply of electricity, heat, gas and water and provision of transportation, machinery processing and design services. Expenses related to other revenues include costs incurred for generating those revenues mentioned above.

Primary reporting format — business segments

The Group is principally engaged in two main business segments in the PRC:

- Alumina segment - comprising mining and processing of bauxite into alumina and the associated distribution activities

- Primary aluminum segment - comprising production of primary aluminum and aluminum fabrication products and the associated distribution activities

The corporate and other services segment cover activities of the headquarters and other operations of the Group, including research and development related to the alumina business.

9 TURNOVER, OTHER (LOSSES)/GAINS AND SEGMENT INFORMATION *(CONTINUED)*

Primary reporting format — business segments (Continued)

	Six months ended June 30, 2008					
	Alumina *RMB'000*	Primary aluminum *RMB'000*	Corporate and other services *RMB'000*	Inter-segment elimination *RMB'000*	Unallocated *RMB'000*	Total *RMB'000*
Sales						
External sales	8,819,429	29,508,760	1,278,637	—	—	39,606,826
Inter-segment sales	7,623,631	—	—	(7,623,631)	—	—
	16,443,060	29,508,760	1,278,637	(7,623,631)	—	39,606,826
Segment results	2,235,723	1,926,596	2,805	(111,487)	(178,703)	3,874,934
Finance costs, net						(721,825)
Share of profits of jointly controlled entities	—	3,405	—	—	—	3,405
Share of profits/(losses) of associates	—	110,329	(1,605)	—	—	108,724
Profit before income tax expense						3,265,238
Income tax expense						(642,168)
Profit for the period						2,623,070

0051

9 TURNOVER, OTHER (LOSSES)/GAINS AND SEGMENT INFORMATION *(CONTINUED)*

Primary reporting format — business segments (Continued)

	Six months ended June 30, 2007					
	Alumina *RMB'000*	Primary aluminum *RMB'000*	Corporate and other services *RMB'000*	Inter-segment elimination *RMB'000*	Unallocated *RMB'000*	Total *RMB'000*
Sales						
External sales	10,449,338	31,577,905	623,882	—	—	42,651,125
Inter-segment sales	7,752,150	—	—	(7,752,150)	—	—
	18,201,488	31,577,905	623,882	(7,752,150)	—	42,651,125
Segment results	4,881,966	5,528,305	(27,679)	12,473	(249,038)	10,146,027
Finance costs, net						(515,044)
Share of profits of associates	—	149,514	—	—	—	149,514
Profit before income tax expense						9,780,497
Income tax expense						(1,821,213)
Profit for the period						7,959,284

Secondary reporting format — geographical segments

The Group's operations are principally carried out in the PRC and the related assets are located there. Accordingly, no geographical segments are presented.

0052

10 SELLING AND DISTRIBUTION EXPENSES

	Six months ended June 30,	
	2008	2007
	RMB'000	*RMB'000*
Transportation and loading	**483,298**	406,524
Packaging expenses	**93,636**	93,980
Port expenses	**33,526**	27,173
Salaries and welfare expenses	**16,961**	16,780
Sales commission and other handling fee	**9,321**	6,906
Storage fee	**9,176**	12,457
Marketing and advertising	**5,335**	3,589
Depreciation – non-production property, plant and equipment	**2,447**	2,267
Others	**63,204**	39,001
	716,904	608,677

0053

11 GENERAL AND ADMINISTRATIVE EXPENSES

	Six months ended June 30,	
	2008	2007
	RMB'000	*RMB'000*
Salaries and welfare expenses	**328,821**	274,338
Taxes other than income taxes *(Note)*	**314,031**	372,153
Depreciation – non-production property, plant and equipment	**121,669**	104,579
Amortization – land use rights	**23,227**	23,636
Travel and entertainment	**73,459**	65,429
Utilities and office supplies	**39,336**	40,823
Pollutants discharge fees	**12,539**	18,044
Repairs and maintenance	**31,657**	54,502
Insurance	**29,330**	30,892
Rental expenses	**69,866**	47,883
Pre-operation expenses	**13,078**	—
Legal and professional fees	**28,050**	39,047
Loss on disposal of property, plant and equipment, net	**39,109**	6,380
Loss on production breakdown	**4,864**	5,551
Others	**175,075**	193,683
	1,304,111	1,276,940

Note:

Taxes other than income taxes mainly comprise land use tax, property tax and stamp duty.

0054

12 EXPENSES CHARGED TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT

	Six months ended June 30,	
	2008	2007
	RMB'000	*RMB'000*
Amortization of land use rights	**23,227**	23,636
Loss on disposal of property, plant and equipment, net	**39,109**	6,380
Operating lease rentals in respect of land and buildings	**349,657**	193,201
(Reversal of)/Provision for inventory obsolescence	**(13,393)**	1,664
(Reversal of)/Provision for impairment on receivables	**(1,733)**	5,056
Bad debts recovery	**(107)**	(4,862)

13 INCOME TAX EXPENSE

	Six months ended June 30,	
	2008	2007
	RMB'000	*RMB'000*
Current taxation:		
PRC enterprise income tax	**729,310**	2,204,144
Over-provision in prior periods	**(53,673)**	(42,448)
Deferred tax	**(33,469)**	(340,483)
	642,168	1,821,213

0055

(Amounts expressed in RMB unless otherwise stated)

13 INCOME TAX EXPENSE *(CONTINUED)*

The current PRC enterprise income tax of the Group has been provided on the estimated assessable profit and the appropriate tax rates for the period. Certain branches and subsidiaries of the Company located in special regions of the PRC were granted tax concessions including paying a preferential tax rate of 15% for a period of 10 years, exemptions from PRC income tax for the first 5 years and a 50% reduction thereafter from the first day of operations, or exemptions from income tax for the first year and a 50% reduction in the next two years thereafter, etc. In addition, the Group also enjoyed incentive in the form of tax credit given by the relevant tax authorities in respect of domestically manufactured production equipment purchased in prior years.

On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China ("new CIT Law"), which is effective from January 1, 2008. Under the new CIT Law, the corporate income tax rate applicable to the Company starting from January 1, 2008 is 25%, replacing the previously applicable tax rate of 33%. For those branches and subsidiaries of the Company which applied 15% tax rate before, the tax rate will gradually increase to 25% while those entities located in the western region of the PRC will continue to enjoy the 15% tax rate without any upward adjustment before 2011, at which time the tax rate for those entities will also change to 25% by then.

Deferred tax is calculated in full on temporary differences under the liability method using the respective applicable rates.

For the six months ended June 30, 2008 and 2007, the Group's weighted average effective tax rates were approximately 19.7% and 18.6%, respectively. The lower weighted average effective tax rate for the six months ended June 30, 2007 as compared to corresponding period this year was primarily attributable to the higher enterprise income tax credit obtained from the purchase of domestically manufactured production equipment.

0056

(Amounts expressed in RMB unless otherwise stated)

14 EARNINGS PER SHARE

The calculation of basic earnings per share for the six months ended June 30, 2008 and 2007 was based on the consolidated profit attributable to the equity holders of the Company for the six months ended June 30, 2008 and 2007 of RMB2,410 million and RMB6,970 million and the weighted average outstanding number of 13,524,487,892 shares and 12,399,624,254 shares in issue during the period, respectively.

As the Company did not have any dilutive securities for the period stated above, there was no difference between basic and diluted earnings per share.

15 DIVIDENDS

A 2006 special dividend of RMB0.013 per ordinary share totaling approximately RMB168 million was declared and approved by the shareholders on October 12, 2007, and was fully paid before June 30, 2008.

A 2007 final dividend of RMB0.053 (2006 final: RMB0.115) per ordinary share, totaling approximately RMB717 million (2006 final: RMB1,482 million) was declared and approved by the shareholders on May 9, 2008, and was fully paid before June 30, 2008.

On August 29, 2008, the Board of Directors proposed a 2008 interim cash dividend of RMB0.052 (2007 interim: RMB0.137) per ordinary share, totaling approximately RMB703 million (2007 interim: RMB1,765 million). This proposal is subject to the approval in forthcoming extraordinary shareholders' meeting.

0057

16 CONTINGENT LIABILITIES

As of June 30, 2008, Fushun Aluminum Co., Ltd. ("Fushun Aluminum"), a subsidiary of the Company was named in the claims by various banks for its joint and several liabilities amounting to approximately RMB662 million (December 31, 2007: RMB681 million) for the repayments of loans due from a third party. Fushun Aluminum was acquired by the Company from a third party in 2006.

The directors of the Company, after obtaining independent legal advice, are of the opinion that as the acquisition was conducted on fair principle and the consideration was set close to the asset value of the assets acquired, no contingency provision for such claims is necessary as of June 30, 2008 (December 31, 2007: Nil).

17 COMMITMENTS

(a) Capital commitments for property, plant and equipment

	June 30, 2008 *RMB'000*	December 31, 2007 *RMB'000*
Contracted but not provided for	**11,970,517**	10,946,124
Authorized but not contracted for	**25,968,242**	25,473,768
	37,938,759	36,419,892

0053

17 COMMITMENTS *(CONTINUED)*

(b) Commitments for capital contribution

On June 30, 2008, the Company had commitments to inject additional capital into Chalco Zunyi Alumina Co., Ltd. (中國鋁業遵義氧化鋁有限公司) and China Aluminum Taiyue Mining Co. Ltd. (中鋁太嶽礦業有限公司), subsidiaries of the Company, of approximately RMB375 million and RMB20 million (December 31, 2007: RMB550 million and RMB20 million), respectively.

(c) Commitments under operating leases

The Group has future aggregate minimum lease payments in relation to land and buildings under non-cancelable operating leases as follows:

	June 30, 2008 *RMB'000*	December 31, 2007 *RMB'000*
Not later than one year	**897,818**	686,921
Later than one year and not later than five years	**3,591,272**	2,747,684
Later than five years	**30,991,852**	23,713,941
	35,480,942	27,148,546

0059

18 RELATED PARTY TRANSACTIONS

Related parties refer to entities in which the Company has the ability, directly or indirectly, to control or jointly control the other party, or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company and of its holding company, jointly controlled entities and associates.

State-owned enterprises and their subsidiaries, other than entities controlled, jointly controlled or under significant influence of Chinalco (also a state-owned enterprise), directly or indirectly controlled by the PRC government are also defined as related parties of the Group in accordance with HKAS 24 "Related Party Disclosures".

Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the governments structure, the majority of the Group's business activities are conducted with enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"), including Chinalco and its subsidiaries (collectively "Chinalco Group"), its associates and jointly controlled entities in the ordinary course of business.

For the purpose of the related party transactions disclosure, the Group has established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party transactions have been adequately disclosed.

Chinalco does not publish financial statements for public use.

0060

18 RELATED PARTY TRANSACTIONS *(CONTINUED)*

(a) Related party transactions with Chinalco Group and other related parties

Save as disclosed elsewhere in the unaudited condensed interim consolidated financial information, significant related party transactions which were carried out in the normal course of the Group's business during the period was as follows:

		Six months ended June 30,	
		2008	2007
	Note	***RMB'000***	*RMB'000*
Sales of materials and finished goods to:	(I)		
Chinalco Group		**1,819,741**	1,144,947
Jointly controlled entity		**17,534**	—
Associates		**1,103,514**	1,126,985
Other related parties		**3,416,306**	4,001,022
		6,357,095	6,272,954
Provision of utility services to:	(II)		
Chinalco Group		**301,032**	235,302
Other related parties		**2,491**	149
Other related parties		**(33,723)**	(26,898)
		269,800	208,553

0061

18 RELATED PARTY TRANSACTIONS *(CONTINUED)*

(a) Related party transactions with Chinalco Group and other related parties (Continued)

	Note	Six months ended June 30, 2008 RMB'000	2007 RMB'000
Provision of engineering, construction and supervisory services:	(III)		
Chinalco Group		**(3,508,698)**	(895,445)
Other related parties		**(19,774)**	(518)
		(3,528,472)	(895,963)
Purchases of key and auxiliary materials from:	(IV)		
Chinalco Group		**(1,037,427)**	(1,039,908)
Jointly controlled entity		**(61,556)**	—
Associates		**(123,718)**	(217,872)
Other related parties		**(2,245,532)**	(2,540,036)
		(3,468,233)	(3,797,816)
Provision of social services and logistics services by Chinalco Group	(V)	**(425,861)**	(413,453)
Land and building rental charged by Chinalco Group	(VI)	**(445,352)**	(196,992)

0062

18 RELATED PARTY TRANSACTIONS *(CONTINUED)*

(a) Related party transactions with Chinalco Group and other related parties (Continued)

Notes:

(I) Materials and finished goods sold mainly comprised sales of alumina, primary aluminum and scrap materials. Transactions entered into during the periods are normal business transactions and are covered by related agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarized below:

(i) Adoption of the price prescribed by the PRC government ("State-prescribed price");

(ii) If there is no State-prescribed price then adoption of State-guidance price;

(iii) If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and

(iv) If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(II) Utility services, including electricity, gas, heat and water, are supplied at the prices as set out in (I)(i) above.

(III) Engineering, project construction and supervisory services were provided mainly for construction projects during the period. Provisions of these services are covered by the provision of engineering, construction and supervisory services agreement. The State-guidance price as stated in (I)(ii) or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(IV) The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal) is the same as that set out in (I) above.

0063

18 RELATED PARTY TRANSACTIONS *(CONTINUED)*

(a) *Related party transactions with Chinalco Group and other related parties (Continued)*

Notes (Continued):

(V) Social services and logistics services were provided to cover public security and fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, publications and broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums and canteens, guesthouses and offices, public transport and retirement management and other services. Provisions of these services are covered by comprehensive social and logistics services agreements. The pricing policy is the same as that set out in (I) above.

(VI) Rental fee is payable to Chinalco Group for use of land, inclusive of land for industrial or commercial purposes, occupied and used by the Company during the period covered by the Land Use Rights Leasing Agreement entered into between the Company and Chinalco Group.

(VII) As of June 30, 2008, there existed the following arrangements entered into between the Group and Chinalco, fellow subsidiaries and other related parties:

(i) The Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years from July 1, 2001 to June 30, 2011 at no cost pursuant to the Trademark License Agreement. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. Under the terms of the agreement, Chinalco may negotiate extension upon terms to be agreed upon.

(ii) Guarantees granted by Chinalco to banks for the loans of the Group are covered by the Guarantee of Debts Contract entered into between the Company and Chinalco.

0064

18 RELATED PARTY TRANSACTIONS *(CONTINUED)*

(b) Significant related party transactions with other state-owned enterprises

	Six months ended June 30,	
	2008	2007
	RMB'000	*RMB'000*
Sales of goods	**4,718,685**	5,373,588
Purchases of raw materials	**3,974,307**	4,053,893
Purchases of electricity	**7,299,954**	5,840,681
Purchase of property, plant and equipment (including construction services and materials)	**618,739**	638,070
Drawdowns of long-term loans	**6,638,596**	1,816,898
Drawdowns of short-term loans	**11,076,682**	3,493,066
Issuance of short-term bonds	**2,000,000**	3,000,000
Issuance of medium-term bonds	**5,000,000**	—
Interest income received	**93,244**	79,731
Interest expense paid	**1,160,573**	670,545

(c) Key management personnel compensation

	Six months ended June 30,	
	2008	2007
	RMB'000	*RMB'000*
Basic salaries, housing allowance, other allowances and benefits in kind	**1,691**	1,720
Contributions to retirement scheme	**853**	866
Discretionary bonus	**67**	58
	2,611	2,644

0065

19 PLEDGE OF ASSETS

As mentioned in Note 7, the Group has pledged various assets as collateral against certain loans. A summary of the pledged assets is as follows:

	June 30, 2008 *RMB'000*	December 31, 2007 *RMB'000*
Property, plant and equipment	**1,393,138**	1,429,039
Land use rights	**48,738**	49,481
Bank deposits	**100,460**	—

Note: Certain short-term loans of subsidiaries were secured by the receivable collection rights of goods.

20 EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

On July 9, 2008, the Company issued 1-year short-term bonds with a total face value of RMB3 billion at par (face value of RMB100 per unit). The annual coupon interest rate is 4.83%.

On August 29, 2008, the Board of Directors passed a resolution on the proposal of issuing corporate bonds not exceeding RMB10 billion within the PRC. The related resolution is pending approvals from shareholders' meeting and China Securities Regulatory Commission.

0066

OTHER SUPPLEMENTARY INFORMATION

SIGNIFICANT DIFFERENCES BETWEEN HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRS") AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The unaudited condensed interim consolidated financial information has been prepared in accordance with HKFRS which may differ in various material respects from accounting principles generally accepted in the United States ("US GAAP").

Major and significant differences, which affect net income and equity, include the following:

(a) *Revaluation of property, plant and equipment*

Under HKFRS, property, plant and equipment transferred from Chinalco to the Group were accounted for under acquisition accounting. As a result, the Group's property, plant and equipment were revalued at fair value under HKFRS. Under US GAAP, a new cost basis for the property, plant and equipment was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

(b) *Amortization of goodwill*

Until December 31, 2004, under HKFRS, goodwill resulting from acquisitions under purchase accounting was recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. Under US GAAP, annual amortization of this amount ceased effective from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value. In accordance with the provisions of HKFRS 3 effective from January 1, 2005, the Group ceased amortization of goodwill and goodwill is subject to annual impairment testing also under HKFRS. Except for the differences recognized in prior years, there is no difference between HKFRS and US GAAP in relation to amortization of goodwill.

0067

OTHER SUPPLEMENTARY INFORMATION *(CONTINUED)*

SIGNIFICANT DIFFERENCES BETWEEN HKFRS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES *(CONTINUED)*

(c) Unrecognized excess of interest in the fair value of net assets acquired over cost

Excess of interest in the fair value of net assets acquired over cost arises from business combinations or acquisitions. Where there is such an excess, the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities are re-assessed. Under HKFRS, any excess remaining after reassessment is recognized immediately in the income statement. Under US GAAP, any excess after reassessment is used to reduce proportionately the fair values assigned to the non-current assets acquired (with certain exceptions). Any remaining excess is then recognized in the income statement as an extraordinary gain.

(d) Revaluation of mining rights

As part of the Group reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights for eight bauxite mines and four limestone quarries from Chinalco for consideration of RMB285,341,000. Under HKFRS, mining rights acquired are capitalized and stated at acquisition cost less accumulated amortization and accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under US GAAP, a new cost basis was not established for the Group as the transfer was a transaction under common control.

SIGNIFICANT DIFFERENCES BETWEEN HKFRS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES *(CONTINUED)*

(e) Fair value of consideration on acquisitions

In November 2006, the Company entered into agreements with other shareholders of Lanzhou Aluminum to acquire the remaining equity interests of this entity. On April 24, 2007, the Company acquired such equity interests through the issuance of their A shares. The Company's A shares were then listed on the SSE on April 30, 2007. Under HKFRS, the fair value of the acquisition was measured on the closing date of the transaction. Under US GAAP, the fair value of the acquisition was measured over a reasonable period of time before and after the agreement and announcement of the terms of acquisition.

Accordingly, the amount of goodwill and the related adjustment to equity (see (f) below) are different between HKFRS and US GAAP.

(f) Acquisition of minority interest

Prior to 2007, the Company held a 71.43% equity interest in Shandong Aluminum. In April 2007, the Company acquired the remaining 28.57% equity interest in this subsidiary. In connection with the acquisition of Lanzhou Aluminum (see (e) above), the Company obtained a 51% indirect equity interest in Lanzhou Aluminum Hewan Power Generation Company Limited ("Hewan Power"). In November 2007, the Company acquired the remaining 49% equity interest in Hewan Power. Under HKFRS, the acquisition above does not qualify as a business combination and any difference between the consideration paid and the proportionate shares of the book value of net assets acquired are accounted for in equity. Under US GAAP, acquisition of minority interest is accounted for using the purchase method.

Accordingly, the balance of goodwill and the related impacts on equity and income between HKFRS and US GAAP are different.

SIGNIFICANT DIFFERENCES BETWEEN HKFRS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES *(CONTINUED)*

(g) *Common control business combinations*

In July 2007, the Company entered into agreements with Baotou Aluminum to acquire all the share capital from its shareholders. On December 28, 2007, the Company acquired 100% of the share capital of Baotou Aluminum through the issuance of their A Shares. In addition, on May 30, 2008, the Company acquired certain equity interests in Longxing Aluminum, Huaxi Aluminum, Chinaco Ruimin, Southwest Aluminum Cold Rolling, Southwest Aluminum and Henan Aluminum. Under HKFRS, as the Company, Baotou Aluminium and the six common control entities acquired in 2008 were effectively controlled by Chinalco, the acquisition of Baotou Aluminium and the six common control entities acquired in 2008 qualified as common control business combinations, and therefore, merger accounting is applied to account for these transactions. However, for US GAAP purposes, the Company is not considered to be controlled by Chinalco. Hence, such acquisitions are not common control business combinations and are accounted for using the purchase method. The fair value of the consideration paid for the acquisition of Baotou Aluminum was measured over a reasonable period of time before and after the agreement and announcement of the terms of acquisition while proportionate share of all the net identifiable assets acquired were recorded at fair value based on the respective acquisition dates.

Accordingly, the balance of goodwill and the related impacts on equity and income are different between HKFRS and US GAAP.

(h) *Minority interest*

Under HKFRS, minority interest is included as a component of equity and the profit and loss attributable to minority interest is included as a component of the Group's total net income. Under US GAAP, minority interest is excluded from equity and presented as a separate item before net income.

(i) *Income tax effect of U.S. GAAP adjustments*

Under US GAAP, deferred tax relating to the reversal of the property, plant and equipment revaluation, mining rights revaluation and the effect of unrecognized excess of interest in the fair value of net assets acquired over cost are recognized.

0070

MANAGEMENT'S DISCUSSION AND ANALYSIS ON FINANCIAL POSITION AND RESULTS OF OPERATION

The following management's discussion and analysis should be read in conjunction with the financial information together with the accompanying notes, included elsewhere in this interim report.

OVERVIEW

The Group is engaged principally in alumina refining, primary aluminum smelting operations and aluminum fabrication. We organize and manage our operations according to the following business segments:

- Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's primary aluminum smelters and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina (including alumina hydrate and alumina chemicals) and gallium.

- Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce and sell primary aluminum. This segment also includes production and sales of carbon products and aluminum fabrication products.

- Corporate and other segment, which includes operations of the Company's headquarters, research conducted by the Group's research institutes, provision of the Group's research and development services to third parties.

RESULTS OF OPERATIONS

The Group's profit attributable to equity holders of the Company for the first half of 2008 was RMB2,410 million, representing a decrease by RMB4,560 million or 65.42% from RMB6,970 million for the same period last year. This is mainly attributable to: (1) an increase in production costs over the corresponding period last year resulted from the surging prices of raw and ancillary materials; (2) the declined overall profitability due to continuous weak prices of major products of the Group; and the adverse impact on the Group's production and operation from the snow storm in early 2008.

TURNOVER

The Group's turnover decreased from RMB42,651 million for the first half of 2007 to RMB39,607 million for the first half of 2008, representing a decrease of RMB3,044 million or 7.14%. The decrease was primarily due to the declined external selling prices and diminished sales volume of the Group's alumina and primary aluminum. (For details, please refer to the discussion of segment operations.)

COST OF SALES

The Group's total cost of sales increased by RMB2,836 million or 9.25% from RMB30,651 million for the first half of 2007 to RMB33,487 million for the first half of 2008. The increase in total cost of sales is mainly attributable to the increased product cost per unit resulting from the surging prices of raw and ancillary materials.

SELLING AND DISTRIBUTION EXPENSES

The Group's selling and distribution expenses increased by RMB108 million or 17.73% from RMB609 million for the first half of 2007 to RMB717 million for the first half of 2008. This is primarily attributable to an increase in sales volume of primary aluminum over corresponding period last year due to the acquisition of Lanzhou Aluminum at the end of April of 2007 and the increase in transportation rates over corresponding period last year due to its hiking rates, as well as the adoption of alternative transportation methods given the large impact on the Group's transportation resources and system which resulted from the extremely tight domestic transportation capacity due to the natural disaster of snow storm and the earthquake in the first half of 2008.

0072

GENERAL AND ADMINISTRATIVE EXPENSES

The Group's general and administrative expenses increased by RMB27 million from RMB1,277 million for the first half of 2007 to RMB1,304 million for the first half of 2008. The increase across period in loss on disposal of property, plant and equipment amounted to RMB33 million. After excluding this factor, there was a slight decrease in general and administrative expenses as compared to the same period last year, which was mainly attributable to the better management of overhead expenses by the Group so as to control the overall expenditure.

RESEARCH AND DEVELOPMENT EXPENSES

The Group's research and development expenses increased by RMB46 million from RMB47 million for the first half of 2007 to RMB93 million for the first half of 2008.

OTHER (LOSSES)/GAINS, NET

The Group's other net gains or losses decreased by RMB209 million from the gain of RMB78 million for the first half of 2007 to a loss of RMB131 million for the first half of 2008. This was mainly attributable to the loss in production and operation of the Group resulted from the snow storm in early 2008.

As a result of the foregoing reasons, the operating profit of the Group decreased by RMB6,271 million or 61.81%, from RMB10,146 million for the first half of 2007 to RMB3,875 million for the first half of 2008. The Group's operating profit to turnover ratio for the first half of 2008 was 9.78%, representing a decrease by 14.01 percentage points from 23.79% for the first half of 2007.

FINANCE COSTS

The Group's finance costs increased by RMB207 million or 40.19% from RMB515 million for the first half of 2007 to RMB722 million for the first half of 2008. This is primarily attributable to: (1) the hiking bank loan prime interest rates published by the PRC since 2007 to control overall credit scale under tighter monetary policies; and (2) the increase of RMB264 million in total interest expense due to increased bank loans and bonds of the Group in 2008; the increase in finance cost was partially offset by an increase of RMB13 million in interest income due to higher deposit reserves over the corresponding period last year and an increase of RMB44 million in exchange gain over the corresponding period last year.

0073

INCOME TAX EXPENSE

The Group's income tax expense decreased by RMB1,179 million or 64.74% from RMB1,821 million for the first half of 2007 to RMB642 million for the first half of 2008. Out of that sum, (1) a decrease of RMB1,215 million was due to the decrease in the Group's profit; and (2) a decrease of RMB584 million was due to implementation of the statutory tax rate of 25% under the new corporate income tax law. In addition, the Company enjoyed a reduction of RMB421 million of income tax expense arising from application of preferential policies on reduction and exemption of enterprise income tax for purchases of domestically manufactured equipment in the previous years for the first half of 2007, while there was no such preferential tax benefit for the first half of 2008.

For the first half of 2008, the average tax rate of the Group was 19.67%, which was slightly higher than that of 18.62% for the same period last year. This is mainly attributable to the lower average tax rate of some of the Group's branches and subsidiaries for the first half of 2007 upon obtaining preferential policy on reduction and exemption of enterprise income tax for purchase of domestically manufactured equipment. There was no additional purchase of domestically manufactured equipment for the first half of 2008 to enjoy such tax benefit. The average tax rate of the Group was lower than the statutory tax rate of 25%, as certain branches and subsidiaries are located in the western region of the PRC, which continued to enjoy an income tax rate of 15%.

PROFIT ATTRIBUTABLE TO MINORITY INTEREST

Profit attributable to minority interest decreased by RMB776 million from RMB989 million for the first half of 2007 to RMB213 million for the first half of 2008, primarily due to the decreased profit from subsidiaries of the Group.

0074

DISCUSSION OF SEGMENT OPERATIONS

ALUMINA SEGMENT

Sales of Goods

The total sales in the alumina segment of the Group was RMB16,443 million for the first half of 2008, representing a decrease of RMB1,758 million or 9.66% from RMB18,201 million for the first half of 2007. Such decrease was mainly attributable to diminished sales volume and lower selling price between two periods.

The external sales revenue in the alumina segment decreased by RMB1,630 million or 15.60% from RMB10,449 million for the first half of 2007 to RMB8,819 million for the first half of 2008.

Revenue from the sales of alumina to the Group's aluminum smelters slightly decreased by RMB128 million from RMB7,752 million for the first half of 2007 to RMB7,624 million for the first half of 2008.

External sales volume of alumina decreased by 456,400 tonnes from 3,000,000 tonnes for the first half of 2007 to 2,543,600 tonnes for the first half of 2008. The decrease was primarily due to the Group's increased self-consumption and declined sales volume for trading. The decreased external sales volume of alumina resulted in a decrease of RMB1,353 million in revenue.

For the first half of 2008, the Group's external selling price of alumina amounted to RMB2,830 per tonne (exclusive of value-added tax here and below), representing a decrease of RMB134 per tonne or 4.52% from RMB2,964 per tonne for the same period last year. The decreased selling price resulted in a decrease of RMB341 million in revenue.

Operating Profit

As a result of the foregoing reasons, the Group's total operating profit in the alumina segment decreased by RMB2,646 million, or 54.20% from RMB4,882 million for the first half of 2007 to RMB2,236 million for the first half of 2008. The operating profit as a percentage of product sales in the alumina segment was 13.60% for the first half of 2008, representing a decrease of 13.22 percentage points from 26.82% for the same period last year.

PRIMARY ALUMINUM SEGMENT

Sales of Goods

The Group's revenue of goods for the primary aluminum segment decreased by RMB2,069 million or 6.55% from RMB31,578 million for the first half of 2007 to RMB29,509 million for the first half of 2008. Such decrease was mainly attributable to the decreased selling prices of the Group's primary aluminum amid the fluctuating domestic aluminum prices which recorded a decrease over the corresponding period last year as a whole as impacted by the world economy and the State's macro economic policies, as well as the adverse impact on production and sales volume from limited utilization of production facilities and electricity power due to the snow storm.

The Group's external sales volume of primary aluminum decreased by 58,300 tonnes from 1,404,600 tonnes for the first half of 2007 to 1,346,300 tonnes for the first half of 2008, leading to a decrease of RMB1,004 million in sales of goods over the corresponding period last year.

Due to the impact from market price of primary aluminum in the first half of 2008, the Group's average external selling price of primary aluminum amounted to RMB16,241 per tonne, representing a decrease of RMB972 per tonne or 5.64% from RMB17,213 per tonne for the same period last year. The decreased selling price resulted in a decrease of RMB1,309 million in revenue.

On May 30, 2008, the Group completed the acquisition of equity interests in 5 aluminum fabrication enterprises and 1 primary aluminum enterprise at a cash consideration of RMB4,175 million, from Chinalco and China Nonferrous Metals. In addition, pursuant to the terms set out in the acquisition agreement, which entitled the original shareholders of the acquirees to any profit or loss generated by the entities acquired between the agreed-upon valuation benchmark dates and May 30, 2008, the Company is required to pay an additional RMB5.740 million to the original shareholders. As the acquisition qualified the combination of businesses under common control, results of the acquired companies for the first half of 2008 were consolidated into the Group's financial information under the requirements of the applicable accounting standards, and adjustments to comparative figures were made correspondingly.

Operating Profit

The Group's operating profit from the primary aluminum segment decreased by RMB3,601 million from RMB5,528 million for the first half of 2007 to RMB1,927 million for the first half of 2008. The operating profit of the primary aluminum segment as a percentage of product sales was 6.53% for the first half of 2008, representing a decrease of 10.98 percentage points from 17.51% for the same period last year.

CORPORATE AND OTHER SEGMENT

The Group's corporate and other segment recorded an operating profit of RMB3 million for the first half of 2008, representing an increase of RMB31 million in profit as compared to the loss of RMB28 million for the same period last year.

WORKING CAPITAL AND LIABILITIES

As of June 30, 2008, the Group's current assets amounted to RMB36,951 million, representing an increase of RMB6,854 million over RMB30,097 million as at the end of 2007.

— As of June 30, 2008, the Group's bank balances and cash amounted to RMB11,590 million, representing an increase of RMB2,652 million as compared with RMB8,938 million as at the end of 2007.

— As of June 30, 2008, the Group's net inventories amounted to RMB19,465 million, representing an increase of RMB4,127 million as compared with RMB15,338 million as at the end of 2007. The Group's inventory turnover days for the first half of 2008 increased by 19 days to 95 days from 76 days as of 2007 year end. Due to the hiking prices of raw materials and fuels as well as the increased reserve of bauxite and coal, the reserve inventories increased by RMB1,779 million from the end of 2007. Meanwhile, the Group's finished goods increased by RMB1,783 million from the end of 2007 due to the increase in related inventory level as a result of market condition impact.

— As of June 30, 2008, the Group's net accounts receivable amounted to RMB3,078 million, representing a decrease of RMB626 million as compared with RMB3,704 million as at the end of 2007. Out of that amount, notes receivable amounted to RMB1,517 million, representing a decrease of RMB1,018 million from RMB2,535 million as at the end of 2007; net trade receivables amounted to RMB1,561 million, representing an increase of RMB391 million as compared with RMB1,170 million as at the end of 2007. The Group's accounts receivable turnover days were 16 days, representing an increase of 1 day from 15 days as of 2007 year end.

As of June 30, 2008, the Group's current liabilities amounted to RMB29,153 million, representing an increase of RMB5,921 million as compared with RMB23,232 million as at the end of 2007. Such increase was mainly attributable to the increase in short-term loans.

As a result of the foregoing reasons, the Group's net current assets amounted to RMB7,799 million as of June 30, 2008, representing an increase of RMB935 million from RMB6,864 million as at the end of 2007.

As of June 30, 2008, the current ratio of the Group was 1.27, representing a decrease of 0.03 as compared with 1.30 as at the end of 2007. The quick ratio was 0.60, representing a decrease of 0.04 as compared with 0.64 as at the end of 2007.

NON-CURRENT LIABILITIES

As of June 30, 2008, the Group's non-current liabilities amounted to RMB28,848 million, representing an increase of RMB10,986 million as compared with RMB17,862 million as at the end of 2007. Out of that amount, long-term borrowings (excluding the portion due within one year) amounted to RMB20,974 million, representing an increase of RMB5,494 million as compared with RMB15,480 million as at the end of 2007; bonds payable increased by RMB4,962 million from RMB2,029 million as at the end of 2007 to RMB6,991 million, mainly attributable to the medium-term bonds of RMB5 billion issued by the Group in June 2008 primarily to supplement the Group's mid-term working capital and refinancing of bank borrowings.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENT UNDERTAKINGS

For the six months ended June 30, 2008, the Group's capital investment amounted to RMB9,874 million, which consisted mainly of the investments in Phase III of the Guangxi Alumina Project, Shanxi Huaze Aluminum Fabrication Project, Zunyi Aluminum Project, the Chongqing 800,000-tonne alumina project, Baotou Aluminum Project, and Fushun Aluminum Project, etc.

As of June 30, 2008, the Group's capital commitment of fixed assets amounted to RMB37,939 million, of which those contracted but not provided for amounted to RMB11,971 million and those authorized but not contracted for amounted to RMB25,968 million.

As of June 30, 2008, the Group's external investment commitment amounted to RMB395 million, mainly for the investment in the Zunyi Alumina Project.

The Group's investment in new construction and renovation projects as well as external acquisition have constantly improved its capacity and output of alumina and primary aluminum.

As of June 30, 2008, long-term loans due within one year by the Group amounted to RMB2,961 million, the balance of RMB13,869 million will be settled in the coming 2-5 years. As of June 30, 2008, the banking facility of the Group amounted to RMB51,721 million with unutilized balance of RMB22,087 million.

As of June 30, 2008, the Group's bank loans included loans of RMB680 million denominated in US dollar, a loan of RMB46 million denominated in Japanese Yen and the remaining are denominated in Renminbi.

As of June 30, 2008, the Group's gearing ratio was 44.09% (2007: 34.16%). Such a ratio is calculated as net debts divided by total capital. Net debts are calculated as total borrowings (including borrowings, other non-current liabilities, accounts payable and provision for other charges and liabilities, as shown in the condensed consolidated balance sheet) less bank balances and cash. Total capital is calculated as equity, as shown in the condensed consolidated balance sheet, plus net debts less minority interest. The increase of drawdowns of bank loans and the issuance of corporate bonds for its working capital contributed to the increase of gearing ratio in the first half of 2008.

As of June 30, 2008, short-term loans of the Group included loans of RMB90 million bearing floating annual interest rates from 6.32% to 6.72% with remaining short-term loans subject to fixed interest rates. The long-term loans of the Group included loans of RMB129 million bearing fixed annual interest rates from 2.30% to 6.89%, all remaining long-term loans are subject to floating interest rates.

The Group's capital expenditures and external investments are mainly financed by operating activities, long-term and short-term borrowings and issuance of bonds.

In light of its credit standing and various domestic and overseas financing means, the Group believes that there will be no financial difficulty in capital investments or external acquisitions in the future.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Group as of June 30, 2008 amounted to RMB11,198 million, including foreign currency deposits denominated in Hong Kong dollars, US dollars, Euro and Australian dollars which were respectively translated to RMB45.4028 million, RMB245.1099 million, RMB0.0325 million and RMB483.2190 million.

Cash Flow from Operating Activities

Net cash from operating activities substantially decreased by RMB6,031 million from RMB6,415 million for the first half of 2007 to RMB384 million for the first half of 2008. Such decrease was primarily due to the decrease in the Group's profit for the period.

Cash Flows from Investing Activities

Net cash outflow from investing activities significantly increased by RMB10,244 million from RMB3,098 million for the first half of 2007 to RMB13,342 million for the first half of 2008. Such increase was mainly attributable to the increased capital expenditures of the Group and the acquisition in cash of 5 aluminum fabrication enterprises and 1 primary aluminum enterprise.

Cash Flows from Financing Activities

Net cash inflows from financing activities amounted to RMB15,448 million for the first half of 2008, representing an increased inflow by RMB13,807 million from the inflow of RMB1,641 million for the first half of 2007. This was mainly due to an additional net cash inflow of RMB12,152 million from the bank borrowings and an additional net cash inflow of RMB2,011 million from bonds.

FOREIGN EXCHANGE RISK

The Group conducts its business primarily in Renminbi.

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in material differences between future exchange rate and current exchange rate or historical exchange rate. The changes in the exchange rate of Renminbi will impact the ability of the Group to carry out operations relating to foreign exchange and will also affect the ability of the Group to pay dividends in HK dollars and to pay dividends of American Depository Shares in US dollars. Nevertheless, the Company believes that it is able and will be able to obtain sufficient foreign exchange to implement the above-mentioned obligations.

Impact of Appreciation of Renminbi

The Group believes that, since the domestic spot price of alumina is determined with reference to the price of imported alumina, Renminbi appreciation will have certain impact on the spot price of alumina in the PRC.

Renminbi appreciation will not have a significant impact on the operation of the Company. The supply of raw materials and product sales of the Group are primarily conducted in the PRC and its export of primary aluminum and loans denominated in foreign currency are relatively minimal. From the perspective of cost competitiveness of the products, Renminbi appreciation will reduce the Group's competitiveness in international markets and raise the competitiveness of imported alumina.

INVESTMENT OF THE COMPANY

USE OF PROCEEDS

Nil.

INVESTMENT PROJECTS NOT FUNDED BY PROCEEDS

(1) Phase III of Guangxi alumina project. The proposed investment in the project was RMB4.43 billion. By the end of June 2008, the Company made an investment of RMB3,772 million. The project was completed and put into production in June 2008, with an annual production capacity of 880,000 tonnes of alumina.

(2) Chongqing alumina project. The proposed investment in construction of the project was RMB4.97 billion. By the end of June 2008, the Company made investment of RMB1,399 million. The project is expected to be completed by June 2009, with an annual production capacity of 800,000 tonnes of alumina.

(3) Zunyi alumina project. The proposed investment in construction of the project was RMB4.41 billion. By the end of June 2008, the Company made an investment of RMB1,090 million. The project is expected to be completed by June 2009, with an annual production capacity of 800,000 tonnes of alumina.

(4) Primary aluminum project of Zunyi Aluminum. The proposed investment in construction of the project was RMB1.507 billion. By the end of June 2008, the Company made an investment of RMB709 million. The project is expected to be completed by the end of 2008, with an annual smelting capacity of 125,000 tonnes.

0031

(5) Primary aluminum project of Baotou Aluminum. The proposed investment in construction of the project was RMB1.588 billion. By the end of June 2008, the Company made an investment of RMB436 million. The project is expected to be completed by the end of 2008, with an annual smelting capacity of 150,000 tonnes.

(6) Primary aluminum project of Fushun Aluminum. The proposed investment in construction of the project was RMB2.524 billion. By the end of June 2008, the Company made an investment of RMB778 million. The project is expected to be completed by the end of 2008, with an annual smelting capacity of 100,000 tonnes.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

In accordance with Articles 104 and 145 of the Company's Articles of Association, all Directors and Supervisors were appointed for a three-year term. The directors are eligible for re-appointments after expiry of their respective term of office. Mr. Helmut Wieser, a former Non-executive Director of the third session of Board of Directors, resigned from the office as a non-executive director on September 17, 2007, and Mr. Poon Yiu Kin, Samuel, an Independent Non-executive Director, also resigned from the office as an independent non-executive director on March 17, 2008 which took effect upon the conclusion of the AGM held on May 9, 2008. Mr. Wang Mengkui and Mr. Zhu Demiao were elected as independent non-executive directors of the third session of the Board, according to the nomination by the Nomination Committee of the third session of the Board and with approval of the 2007 AGM held on May 9, 2008.

The below table sets out the respective members of the third session of Board of Directors and the third session of the Supervisory Committee:

Executive Directors:	Xiao Yaqing, Luo Jianchuan, Chen Jihua and Liu Xiangmin
Non-executive Director:	Shi Chungui
Independent Non-executive Directors:	Kang Yi, Zhang Zhuoyuan, Zhu Demiao and Wang Mengkui
Supervisors:	Ao Hong, Yuan Li and Zhang Zhankui

During the reporting period, there was no change in the respective shareholdings of the Directors, Supervisors, and Senior Management in the Company.

0082

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had approximately 106,030 employees (including those of subsidiaries) as of June 30, 2008. For the first half of 2008, the Group had paid remuneration of approximately RMB3,225 million for the employees. The remuneration package of the employees includes salaries, bonuses, subsidies, allowances and welfare including medical care, housing subsidies, birth, unemployment, work injury, pension and other miscellaneous items. In accordance with the applicable PRC regulations, the Group has participated in pension contribution plans organized by the provincial and municipal governments, under which each of the Group's plants is required to contribute an amount equivalent to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. The amount of contribution as a percentage of the employees' salary varies around 20% of employees' benefits from plant to plant. Up to the end of June 30, 2008, the Group had not directly paid any retirement benefits to its employees.

PARTICULARS OF SHARE CAPITAL STRUCTURE, CHANGES AND SHAREHOLDERS

SHARE CAPITAL STRUCTURE

As of June 30, 2008, the share capital structure of the Company was as follows:

	As of June 30, 2008	
	No. of shares held *(in million)*	**Percentage of total issued shares** *(%)*
Holders of A Shares		
Chinalco	5,214.41	38.56
Baotou Aluminum (Group) Company Limited	351.22	2.60
Lanzhou Aluminum Factory	79.47	0.59
Guiyang Aluminum and Magnesium Research and Design Institute	4.12	0.03
Other public holders of A Shares	3,931.30	29.06
Holders of H Shares	3,943.97	29.16
Total	13,524.49	100

0033

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, as of June 30, 2008, the persons other than the Directors, chief executive or supervisors of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO") are as follows:

Name of substantial shareholders	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total issued share capital
Chinalco#	A Shares	5,656,357,045 (L)	Beneficial owner and interests of controlled corporations	59.04% (L)	41.82% (L)
China Cinda Asset Management Corporation	A Shares	900,559,074 (L)	Beneficial owner	9.40% (L)	6.65% (L)
China Construction Bank Corporation	A Shares	709,773,136 (L)	Beneficial owner	7.41% (L)	5.24% (L)
China Development Bank	A Shares	554,940,780 (L)	Beneficial owner	5.79% (L)	4.10% (L)
Templeton Asset Management Ltd.	H Shares	666,637,475 (L)	Investment manager	16.90% (L)	4.93% (L)
HSBC Holdings plc *(Note 1)*	H Shares	279,620,419 (L) 217,360,915 (S)	Interests of controlled corporations	7.09% (L) 5.51% (S)	2.07% (L) 1.61% (S)
J.P. Morgan Fleming Asset Management Holdings Inc. *(Note 2)*	H Shares	249,024,000 (L)	Investment manager and interests of controlled corporations	6.31% (L)	1.84% (L)
UBS AG *(Note3)*	H Shares	212,708,778 (L) 53,784,403 (S)	Beneficial owner, person having a security interest in shares and interests of controlled corporations	5.39% (L) 1.36% (S)	1.57% (L) 0.40% (S)

0084

These interests represented a direct interest of 5,214,407,195 A Shares held by Chinalco, and an aggregate interests in 441,949,850 A Shares held through various subsidiaries of Chinalco, comprising 351,217,795 A Shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A Shares held by Lanzhou Aluminum Factory, 4,119,573 A Shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,000 A Shares held by Shanxi Aluminum Plant.

Notes:

(L) The letter "L" denotes a long position.

(S) The letter "S" denotes a short position.

1. These H Shares were held by HSBC Holdings plc through its controlled corporations.

   Among the 279,620,419 H Shares held in the long positions, 6,975,000 H Shares were held directly by HSBC Bank plc, 79,382,669 H Shares were held directly by HSBC Financial Products (France), 193,019,000 H Shares were held directly by The Hongkong and Shanghai Banking Corporation Limited and 243,750 H Shares were held directly by Hang Seng Bank Trustee International Limited.

   The short position in 217,360,915 H Shares were held directly by The Hongkong and Shanghai Banking Corporation Limited.

2. These H Shares were held by J.P. Morgan Fleming Asset Management Holdings Inc. through its controlled corporations, of which 237,364,000 H Shares were held directly by JF Asset Management Limited in the capacity of investment manager and 11,660,000 H Shares were held directly by JF International Management Inc.

0035

3. The long positions in H Shares included 191,228,053 H Shares held as beneficial owner, and 21,480,725 H Shares held through various wholly-owned subsidiaries of UBS AG, of which 1,242,000 H Shares were held directly by UBS Global Asset Management (Japan) Ltd., 19,463,000 H Shares were held directly by UBS Securities LLC, 659,725 H Shares were held directly by UBS Financial Services Inc. and 116,000 H Shares were held directly by UBS Global Asset Management (UK) Limited.

   The short positions in H Shares included 23,153,774 H Shares held as beneficial owner, 27,292,586 H Shares held as a person having security interest in shares and 3,338,043 H Shares held directly by UBS Securities LLC, a wholly-owned subsidiary of UBS AG.

   Among the aggregate interests of long positions in H Shares, 59,433,450 H Shares were held as derivatives.

   Among the aggregate interests of short positions in H Shares, 21,349,250 H Shares were held as derivatives.

Save as disclosed above and so far as the Directors are aware, as of June 30 2008, no other person had an interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

0036

CHANGES IN SHAREHOLDING

	Before the change		After the change	
	Number of shares held	Percentage (%)	Number of shares held	Percentage (%)
I. Shares subject to trading moratorium				
1. State-owned shares	6,866,707,049	50.77	5,214,407,195	38.56
2. State-owned legal person shares	1,283,194,886	9.49	434,809,850	3.21
Total shares subject to trading moratorium	8,149,901,935	60.26	5,649,217,045	41.77
II. Shares not subject to trading moratorium				
1. Renminbi ordinary shares	1,430,619,989	10.58	3,931,304,879	29.07
2. Overseas listed foreign invested shares	3,943,965,968	29.16	3,943,965,968	29.16
Total shares not subject to trading moratorium	5,374,585,957	39.74	7,875,270,847	58.23
III. Total number of shares	13,524,487,892	100	13,524,487,892	100

APPROVAL OF CHANGES IN SHAREHOLDING

A total of 2,500,684,890 A Shares of the Company subject to trading moratorium were listed on May 6, 2008 as approved by China Securities Depository and Clearing Corporation Limited and the Shanghai Stock Exchange on April 28, 2008.

0037

SHAREHOLDINGS OF THE TOP TEN SHAREHOLDERS

Total number of shareholders at the end of the reporting period	753,261 (including 752,975 holders of A shares and 286 holders of H shares (registered shareholders))

Name of shareholder	Nature of shareholder	Percentage of total issued shares (%)	Number of shares held	Increase/ Decrease of shares in the reporting period	Number of shares subject to trading moratorium	Number of shares pledged or frozen
Chinalco#	State-owned	38.56	5,214,407,195	0	5,214,407,195	Nil
HKSCC	Overseas natural persons	29.12	3,937,993,513	-2,320,727	0	Nil
China Cinda Asset Management Corporation	State-owned	6.65	900,559,074	0	0	Nil
China Construction Bank Corporation	State-owned legal person	5.24	709,773,136	0	0	Nil
China Development Bank	State-owned	4.10	554,940,780	0	0	Nil
Baotou Aluminum (Group) Co., Ltd.	State-owned legal person	2.60	351,217,795	0	351,217,795	Nil
Guangxi Investment (Group) Co., Ltd.	State-owned	1.45	195,798,000	-1,002,000	0	Nil
Guizhou Provincial Materials Development and Investment Corporation	State-owned legal person	0.84	114,037,589	-15,392,411	0	Nil
Lanzhou Aluminum Factory	State-owned legal person	0.59	79,472,482	0	79,472,482	Nil
ICBC — Shanghai 50 ETF Securities Investment Fund	Domestic non state-owned legal person	0.16	21,891,956	14,424,257	0	Nil

This figure does not include the A Shares indirectly held by Chinalco through its subsidiaries.

0038

PARTICULARS OF TOP TEN HOLDERS OF SHARES NOT SUBJECT TO TRADING MORATORIUM

Unit: Share

Name of shareholder	Number of shares held (not subject to moratorium)	Class of shares
HKSCC	3,937,993,513	Overseas listed foreign invested Shares
China Cinda Asset Management Corporation	900,559,074	Renminbi ordinary Shares
China Construction Bank Corporation	709,773,136	Renminbi ordinary Shares
China Development Bank	554,940,780	Renminbi ordinary Shares
Guangxi Investment (Group) Co., Ltd.	195,798,000	Renminbi ordinary Shares
Guizhou Provincial Materials Development and Investment Corporation	114,037,589	Renminbi ordinary Shares
ICBC — Shanghai 50 ETF Securities Investment Fund	21,891,956	Renminbi ordinary Shares
Bank of China — Harvest Shanghai and Shenzhen 300 Index Securities Investment Fund	11,855,377	Renminbi ordinary Shares
Lanzhou Economic Information Consultation Co., Ltd.	7,682,262	Renminbi ordinary Shares
Shanxi Aluminum Plant	7,140,254	Renminbi ordinary Shares

0039

PARTICULARS OF SHARES HELD BY TOP TEN HOLDERS OF SHARES SUBJECT TO TRADING MORATORIUM AND THE TRADING MORATORIUM

Particulars of shares subject to trading moratorium available for listing and trading

Unit: Share

Shareholder	No. of shares subject to trading moratorium	Date of listing and trading	Terms of trading moratorium
1. Chinalco	5,214,407,195	January 4, 2011	No transfer within three years from April 30, 2007. The trading moratorium is deferred to January 4, 2011 following the merger of Baotou Aluminum in the end of 2007.
2. Baotou Aluminum (Group) Co., Ltd.	351,217,795	January 4, 2011	No transfer within three years from January 4, 2008
3. Lanzhou Aluminum Factory	79,472,482	January 4, 2011	No transfer within three years from April 30, 2007. The trading moratorium is deferred to January 4, 2011 following the merger of Baotou Aluminum in the end of 2007.
4. Guiyang Aluminum and Magnesium Research and Design Institute	4,119,573	January 4, 2011	No transfer within three years from January 4, 2008

0090

DIRECTORS', CHIEF EXECUTIVE'S AND SUPERVISORS' INTERESTS IN SHARES OF THE COMPANY

As of June 30, 2008, none of the Directors, Chief Executive or Supervisors or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) which are (a) required to be notified to the Company and the Stock Exchange of Hong Kong Limited ("SEHK") pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers. As of June 30, 2008, none of the Directors, Chief Executive, Supervisors or their spouses or children under the age of 18 was given the right to acquire any shares in or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries purchased or sold any of its shares for the six months ended June 30, 2008.

CHARGE ON GROUP ASSETS

As of June 30, 2008, the Group pledged certain property, plant and equipment, land use rights and bank deposits of RMB1,542 million for certain bank loans. The Group also used certain receivable collection rights of imported goods for the security of certain loans. In addition, the Group secured notes receivable of RMB82 million and receipts of matured notes receivable of RMB43 million respectively for certain notes payable.

CORPORATE GOVERNANCE

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors and Relevant Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The Board is of the view that the Company has complied with the code provisions of the CG Code.

0091

CODE OF CONDUCT REGARDING SECURITIES TRANSACTIONS BY THE DIRECTORS AND SUPERVISORS

The Company has adopted a Code of Conduct Regarding Securities Transactions by the Directors and Relevant Employees (the "Required Standards") on terms no less exacting than the required standard of dealings set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 of the Listing Rules. All Directors and Supervisors, upon specific enquiries, have confirmed that they have complied with the Required Standards during the six-month period ended June 30, 2008. Specific employees who are likely to be in possession of unpublished price sensitive information of the Group are also subject to compliance with the Required Standards. The Directors are not aware of any incident of non-compliance by such employees during the six-month period ended June 30, 2008.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference based on the guidelines recommended by the Hong Kong Institute of Certified Public Accountants. The primary duties of the audit committee are to review the financial statements of the Company, review the appointment of independent auditor, approve the auditing and provide audit-related services as well as provide supervision over the internal financial reporting process and management policies of the Group. The Audit Committee of the Group consists of four independent non-executive Directors, namely Mr. Zhu Demiao, Mr. Kang Yi, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui. The Audit Committee and the management have reviewed the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial statements matters including the review of the unaudited condensed interim consolidated financial information for the six months period ended June 30, 2008.

SIGNIFICANT EVENTS

1. CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law of the PRC, Securities Law of the PRC, relevant provisions of China Securities Regulatory Commission and Shanghai Stock Exchange Listing Rules and seriously performed its corporate governance obligations in line with the requirements of relevant documents issued by China Securities Regulatory Commission. During the reporting period, pursuant to the newly revised Company Law of the PRC, Securities Law of the PRC, the Notice on the special activities of Corporate Governance, the Company self-examined its corporate governance, and formulated and published the "Report regarding Specific Corporate Governance Activities of Aluminum Corporation of China Limited". For details, please refer to the announcements published by the Company on the China Securities Journal, Securities Times and the website of the Shanghai Stock Exchange on August 2, 2008.

2. ASSETS TRANSACTIONS

Acquisitions

As confirmed by China Beijing Equity Exchange, the Company became the ultimate transferee in the acquisition of the equity interests in six aluminum companies ("Acquired Companies") from Chinalco and China Nonferrous Metals Processing Technologies Co., Ltd. (the "Tansferrors"). The Transferors and the Company (as transferee) entered into an Acquisition Agreement on May 21, 2008. The acquisition was completed at the end of May 2008. The Company paid a total consideration of approximately RMB4.175 billion to the Transferors in which approximately RMB4.052 billion was paid to Chinalco and approximately RMB0.123 billion was paid to China Nonferrous Metals Processing Technologies Co., Ltd. Details of the Acquired Companies are as follows:

Equity interests in the Acquired Companies held by the Group at the end of May 2008

	Percentage held by the Company
"Acquired Companies"	"Acquired Equity"
Aluminum Fabrication Plants	
Huaxi Aluminum	56.86%
Chinalco Ruimin	75%
CSWA Cold Rolling (under construction)	100%
Chinalco SW Aluminum	60%
Henan Aluminum	84.02%
Primary Aluminum Plant	
Longxing Aluminum	100%

0093

The following table sets out the aluminum fabrication capacities of each of the aluminum fabrication plants of the Acquired Companies:

Aluminum fabrication plants	**Annual production capacity** *(tonnes)*
Huaxi Aluminum	16,000
Chinalco Ruimin	120,000
CSWA Cold Rolling Co., Ltd. (under construction)	250,000
Chinalco SW Aluminum	350,000
Henan Aluminum	355,000

3. DISTRIBUTION OF FINAL DIVIDEND FOR 2007

The final dividend distribution proposal for 2007 has been considered and approved at the shareholders' meeting held on May 9, 2008. Based on a total number of issued shares of 13,524,487,892 shares as of December 31, 2007, the Company distributed cash dividend of RMB0.053 per share (tax inclusive) to all shareholders and the distribution had been completed before June 30, 2008.

4. MATERIAL LITIGATION AND ARBITRATION

As of June 30, 2008, Fushun Aluminum, a subsidiary of the Company, was named in the claims by various banks for its joint liabilities amounting to RMB662 million for the repayments of loans due from a third party. Fushun Aluminum was acquired by the Company from a third party in 2006.

The Directors are of the opinion that as the acquisition was conducted on fair principles and the consideration was set close to the asset value of the assets acquired, no contingency provision for such claims was necessary as of June 30, 2008.

0094

5. MATERIAL CONNECTED TRANSACTIONS OF THE GROUP DURING THE REPORTING PERIOD

(1) Connected transaction related to daily operations

During the reporting period, the total amount of major and continuing connected transactions between the Group and related parties was RMB12.5 billion, of which purchase transactions amounted to RMB7.7 billion and sales transactions amounted to RMB4.8 billion (including product sales and service provision).

All the above connected transactions occurred during the reporting period have been conducted under the relevant agreements which have been announced.

(2) Adjustments of the total annual rental of the land use rights of the land leased by Chinalco to the Company under the Land Use Right Leasing Agreement and revisions of annual cap

In 2001, the Company and Chinalco entered into the land use right leasing agreement in relation to the leasing of land use rights in the PRC (the "Land Use Right Leasing Agreement"). Upon appraisal by an independent valuer of the prevailing market rental of the land use rights of the land leased by Chinalco to the Company, the total annual rental of the land use rights of the land leased by Chinalco to the Company were adjusted to RMB620 million commencing from January 1, 2007. The appraisal of the prevailing market rent was made pursuant to a provision for rental adjustment in the Land Use Right Leasing Agreement. The revised annual rental was RMB620 million. Under the Listing Rules of the Shanghai Stock Exchange and the Hong Kong Listing Rules, the aforesaid revision of annual rental was not required to be approved by the independent shareholders of the Company. On February 25, 2008, the Company and Chinalco entered into a supplemental agreement, pursuant to which the total annual rental of the land use rights in connection with the land leased by Chinalco to the Company was further adjusted from RMB620 million to RMB1 billion for each of the two years ending December 31, 2009 (the "Supplemental Agreement").

The revised annual caps for the two financial years ending December 31, 2009 resulted from (i) the increase in the PRC land use rights tax pursuant to the relevant PRC laws and regulations; (ii) the increase in the total area of leased land subsequent to the mergers and acquisitions that took place in 2007; and (iii) the increase in the total number of plots of land leased by the subsidiaries of the Company in 2007.

0095

The revised annual cap of this exempt continuing connected transaction (i.e. RMB 1 billion) also provides ample contingency to accommodate the possible fluctuations resulting in any changes in market conditions given the increasing volatility of rentals of the properties in the PRC and the Company's possible future acquisitions of assets from Chinalco as part of its business development plan.

(3) *Save for the acquisition of one primary aluminum plant and five aluminum fabrication plants through China Beijing Equity Exchange in May 2008, the Company had no connected transaction on asset acquisition or disposal with connected persons during the reporting period.*

(4) *During the reporting period, save for the connected transaction relating to the debts guarantee between the Company and related parties as disclosed in the notes to the financial information, there were no other non-operating debts due to or from the Company or any guarantee.*

6. PERFORMANCE OF UNDERTAKINGS

The undertakings made by the Company or its shareholders holding 5% or more of interest during or subsisting to the reporting period are as follows:

As at the end of the reporting period, the Company's undertakings principally relate to the non-competition undertakings with Chinalco, including: (1) the Company plans to acquire from Chinalco its aluminum fabrication business when the market condition is mature and under circumstances favorable to the Company and to acquire the pseudo-boehmite business from Chinalco within one year following the listing of the Company's A shares; (2) the undertaking to acquire the primary aluminum business of Liancheng Aluminum by the end of 2007; (3) the undertaking to solve the competition with Tongchuan Xinguang within one year following the listing of the Company's A shares; and (4) the undertaking to merge the primary aluminum business of Baotou Aluminum as and when appropriate following the listing of the Company's A shares. In respect of the above undertakings, the Company is in the process of duly completing the matters undertaken so as to complete them as early as possible. It has acquired the primary aluminum business of Liancheng Aluminum and the aluminum fabrication business of five aluminum fabrication plants and integrated the primary aluminum business of Baotou Aluminum through share exchange merger.

上述獲豁免持續關連交易的經修訂年度上限(即人民幣10億元)亦提供了應付可能出現變動的足夠餘裕，包括因中國物業租金上浮導致市況波動，及本公司為實施業務發展計劃而可能日後向中鋁公司收購資產的情況。

(3) 本公司除在2008年5月通過北京產權交易所收購了1家電解鋁廠和5家鋁加工廠外，公司未發生其他與關聯方有關的資產收購、出售的關聯交易。

(4) 報告期內，除財務資料附註中註明的公司與關聯方之間債務擔保關聯交易中事項外，不存在其他非經營性債權債務往來或擔保事項的情況。

6. 承諾事項履行情況

報告期內或持續到報告期內，公司或持有公司股份5%以上股東的承諾事項如下：

於報告期末，本公司作出的承諾主要是關於中鋁公司避免同業競爭的承諾，包括：(1)本公司計劃在市場條件成熟時以及對本公司有利情況下，向中鋁公司收購其鋁加工業務；在公司A股上市後一年內，收購中國鋁業公司的擬薄水鋁石業務。(2)承諾將於2007年年底前收購連城鋁業的原鋁業務。(3)在本公司A股上市後一年內解決與銅川鑫光的同業競爭問題。(4)在公司A股上市後擇機整合包頭鋁業的原鋁業務。就前述承諾，目前本公司均在認真履行以期盡早完成承諾事項，並已經收購連城鋁業原鋁業務及5家鋁加工廠的鋁加工業務，以及以換股吸收合併包頭鋁業的方式整合包頭鋁業的原鋁業務。

0071

5. 報告期內本集團重大關聯交易事項

(1) 與日常經營相關的關聯交易

本集團於報告期內與關聯方發生的主要及經常的關聯交易額共計人民幣125億元，其中買入為人民幣77億元，賣出為人民幣48億元(包括賣出產品及服務)。

本報告期發生的上述關聯交易均按已公告的有關協議履行。

(2) 中鋁公司租予本公司土地的土地使用權修訂土地使用權租賃協議的年度租金及修訂年度上限

2001年，本公司與中鋁公司訂立一項涉及租賃中國土地使用權的土地使用權租賃協議(「土地使用權租賃協議」)。經獨立估值師對由中鋁公司租予本公司土地的土地使用權按現行市場租金進行評估後，由中鋁公司租予本公司土地的土地使用權的年度租金總額自二零零七年一月一日起調整至人民幣62,000萬元。評估現行市場租金乃根據土地使用權租賃協議中有關租金調整的規定進行。經修訂後的年度租金為人民幣6.2億元，按上海證券交易所《上市規則》及香港上市規則，上述租金修訂毋須經本公司獨立股東批准。於2008年2月25日，本公司與中鋁公司已訂立一份補充協議(「補充協議」)；據此，由中鋁公司租賃予本公司之土地的土地使用權於截至2009年12月31日止兩個年度各年的年度租金總額由人民幣6.2億元調整至人民幣10億元。

截至2009年12月31日止兩個財政年度的經修訂年度上限乃由於(i)按中國法律及法規，中國土地使用權稅增加；(ii)2007年進行併購後租賃土地總面積增加；以及(iii)本公司附屬公司於2007年租賃的土地總數增加而有所調整。

0098

下表顯示收購公司每一家鋁加工廠的鋁加工產能：

鋁加工廠	年產能 (噸)
華西鋁業	16,000
中鋁瑞閩	120,000
中鋁西南鋁冷連軋(建設中)	250,000
中鋁西南鋁板帶	350,000
河南鋁業	355,000

3. 2007年度末期股息派發情況

本公司2007年度末期股息具體派發方案已獲2008年5月9日召開的股東大會審議通過。以2007年12月31日總股本13,524,487,892股為基準，向全體股東每股派發現金紅利人民幣0.053元(含稅)，已於2008年6月30日前完成派發。

4. 重大訴訟仲裁事項

截至2008年6月30日本公司下屬附屬公司撫順鋁業因第三方被其貸款銀行起訴而被作為連帶責任人遭到訴訟。銀行要求其清償總金額為人民幣6.62億元的銀行貸款。撫順鋁業是本公司於2006年自第三方收購取得。

本公司董事認為，上述收購的交易是基於公平原則完成收購且對價接近被收購資產價值，因此於2008年6月30日無須計提任何的準備。

0099

2. 資產交易事項

合併情況

經北京產權交易所確認本公司成為六家鋁業公司(「收購公司」)股權最終受讓方後，中鋁公司及中色科技股份有限公司作為轉讓方「轉讓方」及本公司(「受讓方」)於2008年5月21日訂立了收購協議。收購已於2008年5月底完成。本公司已向轉讓方支付總計約人民幣41.75億元，其中約人民幣40.52億元將支付予中鋁公司，約人民幣1.23億元將支付予中色科技。收購公司詳情如下：

於2008年5月底本集團持有收購公司之股權

	本公司所佔的百分比
「收購公司」	「收購股權」
鋁加工廠	
華西鋁業	56.86%
中鋁瑞閩	75%
中鋁西南鋁冷連軋(建設中)	100%
中鋁西南鋁板帶	60%
河南鋁業	84.02%
原鋁廠	
隴興鋁業	100%

有關董事及監事證券交易的行為守則

本公司已就明確性而言，按不遜於上市規則附錄10「上市發行人董事的證券交易標準守則」所載的所需買賣準則的條款，採納有關董事及有關僱員的證券交易行為守則(「規定的準則」)。向所有董事及監事作出查詢後，已確認彼等已於截至2008年6月30日止6個月期間遵守規定的準則。可能擁有有關買賣本公司證券且未經刊發並足以影響本集團股價的數據的特定員工，亦須遵守規定的準則。董事並不知悉於截至2008年6月30日止6個月期間內有關該等員工未有遵守規定的準則的任何事件。

審核委員會

本公司根據香港會計師公會建議的指引成立審核委員會，並附以書面參考條款。審核委員會的主要職責是對本公司財務報告進行審查、審核獨立審計師的聘用、批准審計、給予審計相關的服務以及監督本公司內部的財務報告程序和管理政策。本集團審核委員會由四位獨立非執行董事，即朱德淼先生、康義先生、張卓元先生和王夢奎先生組成。審核委員會與管理層一起已審閱本集團所採納的會計準則及規範並討論有關審計、內控和財務報表的相關問題，包括審議截至2008年6月30日止6個月期間未經審核的簡明綜合中期財務資料。

重要事項

1. 公司治理情況

本公司嚴格按照《公司法》、《證券法》、中國證監會相關規定及《上海證券交易所股票上市規則》的要求，認真做好各項公司治理工作，與中國證監會有關文件的要求不存在差異。報告期內，公司根據新修訂的《公司法》、《證券法》、中國證監會《關於公司治理專項活動公告的通知》，開展了公司治理的自查，編製完成並披露了《中國鋁業股份有限公司關於公司治理專項活動整改情況説明》。詳細內容請參閱本公司於2008年8月2日於《中國證券報》、《證券時報》及上海交易所網站刊載之公告。

0101

董事、最高行政人員及監事所擁有的股份權益

於2008年6月30日，本公司各董事、行政人員、總裁、監事及各自的聯繫人概無在本公司及其相聯法團(定義見《證券及期貨條例》)的股份或債券中擁有(a)根據《證券及期貨條例》第XV部第7和第8部份須知會本公司及香港聯合交易所有限公司(「香港聯交所」)；或(b)根據《證券及期貨條例》第352條規定須記錄於本公司保存的登記冊；或(c)根據《上市公司董事進行證券交易的標準守則》須作出知會本公司及香港聯交所的任何權益。於2008年6月30日，本公司並無授予本公司各董事、最高行政人員、監事、高級管理人員或其配偶及18歲以下子女任何認購本公司或任何相聯法團(定義見《證券及期貨條例》)之股份或債券之權利。

回購、出售和贖回本公司之股份

本公司及其附屬公司於截至2008年6月30日止6個月內概無購買或出售本公司任何股份。

集團資產抵押

於2008年6月30日，本集團用於銀行借款的抵押資產為物業、廠房及設備、土地使用權及銀行存款，資產總額為人民幣15.42億元；此外，本集團的部分貸款是以進口貨物應收款權利作為抵押。本集團分別以人民幣0.82億元的應收票據和人民幣0.43億元的已到期並收回的銀行承兑匯票作為抵押以換取應付票據。

公司管治

公司章程、審核委員會的職權範圍、監事會的職權範圍及董事和有關僱員的證券交易的行為守則組成本公司企業管治常規守則的參考依據。董事會已審閱其企業管治文件案，並認為該等文件已包含上市規則附錄14所載的「企業管治常規守則」(「企業管治守則」)的大部分準則及守則條文。

董事會認為本公司已符合「企業管治守則」的守則條文。

0102

前十名有限售條件股東持股數量及限售條件

可供上市及買賣的有限售條件股份詳情

單位：股

股東		有限售條件股份	可上市 交易時間	限售條件
1.	中鋁公司	5,214,407,195	2011年1月4日	自2007年4月30日起三年內不轉讓，2007年底吸收包頭鋁業後，限售時間延遲到2011年1月4日
2.	包頭鋁業(集團)有限責任公司	351,217,795	2011年1月4日	自2008年1月4日起三年內不轉讓
3.	蘭州鋁廠	79,472,482	2011年1月4日	自2007年4月30日起三年內不轉讓，2007年底吸收包頭鋁業後，限售時間延遲到2011年1月4日
4.	貴陽鋁鎂設計研究院	4,119,573	2011年1月4日	自2008年1月4日起三年內不轉讓

0103

前十名無限售條件股東持股情況

單位：股

股東名稱	持有無限售條件股份數量	股份種類
香港中央結算(代理人)有限公司	3,937,993,513	境外上市外資股
中國信達資產管理公司	900,559,074	人民幣普通股
中國建設銀行股份有限公司	709,773,136	人民幣普通股
國家開發銀行	554,940,780	人民幣普通股
廣西投資集團有限公司	195,798,000	人民幣普通股
貴州省物資開發投資公司	114,037,589	人民幣普通股
中國工商銀行—證50交易型開放式指數證券投資基金	21,891,956	人民幣普通股
中國銀行—嘉實滬深300指數證券投資基金	11,855,377	人民幣普通股
蘭州經濟信息諮詢公司	7,682,262	人民幣普通股
山西鋁廠	7,140,254	人民幣普通股

0104

前十名股東持股情況

報告期末股東總數	A股股東752,975戶，H股股東(記名股東)286戶，合計753,261戶

股東名稱	股東性質	持股比例 (%)	持股總數	報告期內增減	持有有限售條件股份數量	質押或凍結的股份數量
中鋁公司#	國家	38.56	5,214,407,195	0	5,214,407,195	無
香港中央結算(代理人)有限公司	境外自然人	29.12	3,937,993,513	-2,320,727	0	無
中國信達資產管理公司	國家	6.65	900,559,074	0	0	無
中國建設銀行股份有限公司	國有法人	5.24	709,773,136	0	0	無
國家開發銀行	國家	4.10	554,940,780	0	0	無
包頭鋁業(集團)有限責任公司	國有法人	2.60	351,217,795	0	351,217,795	無
廣西投資集團有限公司	國家	1.45	195,798,000	-1,002,000	0	無
貴州省物資開發投資公司	國有法人	0.84	114,037,589	-15,392,411	0	無
蘭州鋁廠	國有法人	0.59	79,472,482	0	79,472,482	無
中國工商銀行一上證50交易型開放式指數證券投資基金	境內非國有法人	0.16	21,891,956	14,424,257	0	無

此數未包含中鋁公司透過其附屬公司間接持有的A股。

0105

股份變動情況

		本次變動前		本次變動後	
		數量	比例	數量	比例
			(%)		(%)
一.	**有限售條件股份**				
	1. 國家持股	6,866,707,049	50.77	5,214,407,195	38.56
	2. 國有法人持股	1,283,194,886	9.49	434,809,850	3.21
	有限售條件股份合計	8,149,901,935	60.26	5,649,217,045	41.77
二.	**無限售條件流通股份**				
	1. 人民幣普通股	1,430,619,989	10.58	3,931,304,879	29.07
	2. 境外上市的外資股	3,943,965,968	29.16	3,943,965,968	29.16
	無限售條件流通股份合計	5,374,585,957	39.74	7,875,270,847	58.23
三.	**股份總數**	13,524,487,892	100	13,524,487,892	100

股份變動的批准情況

2008年4月28日經中國證券登記結算有限責任公司及上海證券交易所批准，公司有限售條件的流通A股共計2,500,684,890股於2008年5月6日上市流通。

0106

3. 於H股之長倉包括191,228,053股以實益擁有人的身份持有的H股，及21,480,725股H股透過UBS AG多家全資擁有附屬公司持有，其中：1,242,000股H股由UBS Global Asset Management (Japan) Ltd直接持有、19,463,000股H股由UBS Securities LLC直接持有、659,725股H股由UBS Financial Services Inc.直接持有及116,000股H股由UBS Global Asset Management (UK) Limited直接持有。

於H股之短倉包括23,153,774股以實益擁有人的身份持有的H股、27,292,586股H股以對股份持有保證權益的人士的身份持有及3,338,043股H股由UBS AG的全資擁有附屬公司UBS Securities LLC直接持有。

在長倉的H股總權益中，59,433,450股H股以衍生工具持有。

在短倉的H股總權益中，21,349,250股H股以衍生工具持有。

除上文所披露者外，據董事所知，於2008年6月30日，並無任何其他人士在本公司股份或相關股份(視情況而定)中擁有根據《證券及期貨條例》第XV部第2和第3分部的規定須向本公司及香港聯交所披露並記錄於根據《證券及期貨條例》第336條規定而備存的登記冊的權益或短倉，或為本公司的主要股東。

#　此等權益指中鋁公司直接於5,214,407,195股A股擁有權益，以及中鋁公司透過其附屬公司擁有441,949,850股A股權益，其中包括包頭鋁業(集團)有限責任公司持有的351,217,795股A股、蘭州鋁廠持有的79,472,482股A股、貴陽鋁鎂設計研究院持有的4,119,573股A股及山西鋁廠持有的7,140,000股A股。

附註：

(L)　代表長倉。

(S)　代表短倉。

1.　此等H股由滙豐控股有限公司透過其控制的公司持有。

於279,620,419股H股長倉中,6,975,000股H股由HSBC Bank plc直接持有、79,382,669股H股由HSBC Financial Products (France)直接持有、193,019,000股H股由香港上海滙豐銀行有限公司直接持有，而243,750股H股份則由Hang Seng Bank Trustee International Limited直接持有。

217,360,915股H股短倉由香港上海滙豐銀行有限公司直接持有。

2.　此等H股由J.P. Morgan Fleming Asset Management Holdings Inc.透過其控制的公司持有，其中237,364,000股H股由JF Asset Management Limited以投資經理的身份直接持有，而11,660,000股H股由JF International Management Inc.直接持有。

0108

主要股東

據董事所知，於二零零八年六月三十日，除本公司董事、行政總裁或監事以外，以下人士在公司的股份或相關股份中擁有根據香港《證券及期貨條例》第XV部第2及第3分部須予披露的權益或短倉：

主要股東名稱	股份類別	持股數目	身份	佔該類別股本的百份比	佔已發行股本的百份比
中鋁公司#	A股	5,656,357,045 (L)	實益擁有人及控制的公司權益	59.04% (L)	41.82% (L)
中國信達資產管理公司	A股	900,559,074 (L)	實益擁有人	9.40% (L)	6.65% (L)
中國建設銀行股份有限公司	A股	709,773,136 (L)	實益擁有人	7.41% (L)	5.24% (L)
國家開發銀行	A股	554,940,780 (L)	實益擁有人	5.79% (L)	4.10% (L)
鄧普頓基金管理有限公司	H股	666,637,475 (L)	投資經理	16.90% (L)	4.93% (L)
滙豐控股有限公司 *(附註1)*	H股	279,620,419 (L) 217,360,915 (S)	控制的公司權益	7.09% (L) 5.51% (S)	2.07% (L) 1.61% (S)
J.P. Morgan Fleming Asset Management Holdings Inc. *(附註2)*	H股	249,024,000 (L)	投資經理及控制的公司權益	6.31% (L)	1.84% (L)
UBS AG *(附註3)*	H股	212,708,778 (L) 53,784,403 (S)	實益擁有人、對股份持有保證權益的人士及控制的公司權益	5.39% (L) 1.36% (S)	1.57% (L) 0.40% (S)

0109

僱員、退休金計劃及公益基金

於2008年6月30日，本集團僱員人數約為106,030人(含附屬公司僱員)。2008年上半年，本集團為僱員共支付薪酬約為人民幣32.25億元。僱員的薪酬包括工資、獎金、津貼、補貼及醫療、住房、生育和失業、工傷、退休金等福利及其他各種福利待遇。根據適用的中國法規，本集團目前參與由各省市政府組織的一系列退休金計劃。據此，本集團各生產廠必須按其僱員的工資、獎金和各種津貼比例向該等養老基金供款。各廠的出資佔員工薪酬的比例大約在20%左右。截至2008年6月30日止，本集團並未直接向其員工支付退休福利。

股本結構、變動及股東情況

股本結構

於2008年6月30日，本公司之股本結構如下：

	於2008年6月30日	
	所持股份數目 *(百萬股)*	佔已發行股本比例 *(%)*
A股股東		
中鋁公司	5,214.41	38.56
包頭鋁業(集團)有限責任公司	351.22	2.60
蘭州鋁廠	79.47	0.59
貴陽鋁鎂設計研究院	4.12	0.03
A股其他公眾股東	3,931.30	29.06
H股股東	3,943.97	29.16
合計	13,524.49	100

0110

(5) 包頭鋁業電解鋁項目。項目建設投資人民幣15.88億元，截至2008年6月底，完成投資人民幣4.36億元；預計2008年底形成電解鋁產能15萬噸。

(6) 撫順鋁業電解鋁項目。項目建設投資人民幣25.24億元，截至2008年6月底，完成投資人民幣7.78億元；預計2008年底形成電解鋁產能10萬噸。

董事、監事及高級管理人員

根據本公司之公司章程第104及145條，所有董事及監事任期均為三年。任期屆滿後可經選舉續任。第三屆董事會原非執行董事Helmut Wieser先生已於2007年9月17日辭去非執行董事職務，公司獨立非執行董事潘耀堅先生亦於2008年3月17日辭去公司獨立非執行董事職務並於2008年5月9日舉行之股東周年大會結束後生效。經公司第三屆董事會換屆提名委員會提名，並於2008年5月9日召開的公司2007年度股東周年大會上通過，選舉王夢奎先生和朱德淼先生作為公司第三屆董事會獨立非執行董事。

第三屆董事會及第三屆監事會成員如下：

執行董事	：	肖亞慶、羅建川、陳基華、劉祥民
非執行董事	：	石春貴
獨立非執行董事	：	康　義、張卓元、朱德淼、王夢奎
監事	：	敖　宏、袁　力、張占魁

報告期內公司各董事、監事、高級管理人員持有本公司股份情況未發生變化。

0111

人民幣升值的影響

本集團認為，人民幣升值對中國氧化鋁現貨市場價格會造成一定的影響，因為，國產氧化鋁現貨價格參照進口氧化鋁價格確定。

人民幣升值對公司運營影響不大，公司的原材料供應及產品銷售主要在國內，公司出口電解鋁較少；外匯貸款也較少。從產品成本競爭來看，將會降低公司在國際市場上的競爭力；提高進口氧化鋁的競爭力。

公司投資情況

募集資金使用情況

無

非募集資金項目情況

(1) 廣西氧化鋁三期工程項目。項目建設投資人民幣44.3億元，截至2008年6月底，本公司投資人民幣37.72億元；2008年6月已建成投產，形成88萬噸氧化鋁產能。

(2) 重慶氧化鋁項目。項目建設投資人民幣49.7億元，截至2008年6月底，本公司完成投資人民幣13.99億元；預計2009年6月形成氧化鋁產能80萬噸。

(3) 遵義氧化鋁項目。項目建設投資人民幣44.1億元，截至2008年6月底完成投資人民幣10.9億元；預計2009年6月形成氧化鋁產能80萬噸。

(4) 遵義鋁業電解鋁項目。項目建設投資人民幣15.07億元，截至2008年6月底完成投資人民幣7.09億元；預計2008年底形成電解鋁產能12.5萬噸。

0112

現金及現金等價物

於2008年6月30日本集團的現金及現金等價物為人民幣111.98億元，其中包括外幣存款(折算為人民幣)港幣4,540.28萬元、美元24,510.99萬元、歐元3.25萬元、澳元48,321.90萬元。

營運活動產生的現金流

由營運活動產生的淨現金從2007年上半年的人民幣64.15億元減少到2008年上半年的人民幣3.84億元，減少人民幣60.31億元，下降幅度較大，主要是因為本集團本期盈利減少所致。

投資活動產生的現金流

由投資活動產生的現金淨流出2008年上半年為人民幣133.42億元，比2007年上半年的人民幣30.98億元增加人民幣102.44億元，增幅明顯，其主要原因是本集團資本性支出的增加以及以現金收購5家鋁加工企業和1家電解鋁企業。

融資活動產生的現金流

2008年上半年來自融資活動的淨現金流入為人民幣154.48億元，比2007年上半年的流入人民幣16.41億元，增加流入人民幣138.07億元。主要是由於本集團於銀行借款同比增加現金淨流入人民幣121.52億元以及債券同比增加現金淨流入人民幣20.11億元。

外匯風險

公司主要以人民幣為單位開展業務。

人民幣不是可自由兑換的貨幣。中國政府對外匯所作限制可能會導致未來匯率與當前匯率或歷史匯率出現重大差別。人民幣匯率變動將影響我們履行外匯義務的能力，這種變化也將影響到我們以港元支付股息和以美元支付美國存托股票股息的能力。我們相信本公司能夠或將能夠獲得足夠的外匯用於履行這些義務。

0113

截至2008年6月30日，本集團一年內到期的長期貸款為人民幣29.61億元，餘下部分中的人民幣138.69億元將於未來的2-5年內償還；截至2008年6月30日，本集團銀行授信額度總額為人民幣517.21億元，其中人民幣220.87億元尚未使用。

截至2008年6月30日，本集團銀行貸款中：美元貸款為人民幣6.80億元，日元貸款為人民幣0.46億元，其餘為人民幣貸款。

截至2008年6月30日，本集團負債比率為44.09%(2007年：34.16%)。此比率按照債務淨額除以總資本計算。債務淨額為總借貸(包括簡明綜合資產負債表所列之借款、其他非流動負債、應付賬款及其他應付款及預提費用)減去銀行存款及現金。總資本計算為簡明綜合資產負債表所列股東權益加債務淨額減少數股東權益。本集團2008年上半年增加銀行借款及發行公司債券用於補充中期流動資金使得負債比率上升。

截至2008年6月30日，本集團短期貸款中浮動利率貸款為人民幣0.90億元，年利率範圍為6.32%至6.72%，其餘為固定利率短期貸款；本集團的長期貸款中固定利率貸款為人民幣1.29億元，年利率範圍為2.30%至6.89%，其餘長期貸款全部為浮動利率借款。

本集團主要通過營運活動、長短期借款和發行債券為資本支出和對外投資提供資金。

鑒於本集團的信用狀況以及在國內外多種的融資渠道，本集團認為，在未來的資本投資或對外購並不會存在較大的資金困難。

0114

由於以上因素，本集團於2008年6月30日的流動資產淨額為人民幣77.99億元，比2007年末的人民幣68.64億元增加人民幣9.35億元。

於2008年6月30日本集團流動比率為1.27，比2007年末的1.30降低了0.03，速動比率為0.60，比2007年末的0.64降低了0.04。

非流動負債

於2008年6月30日，本集團的非流動負債為人民幣288.48億元，比2007年末的人民幣178.62億元增加人民幣109.86億元，其中：長期借款(不含一年內到期部分)人民幣209.74億元，比2007年末的人民幣154.80億元增加人民幣54.94億元；應付債券人民幣69.91億，比2007年末的人民幣20.29億元增加人民幣49.62億元，主要是本集團在2008年6月發行了人民幣50億元的中期票據，主要用於補充本集團中期流動資金及置換銀行貸款。

資本支出、資本承擔及投資承諾

截至2008年6月30日止的6個月期間內，本集團完成資本性支出人民幣98.74億元，主要用於：廣西氧化鋁三期項目、山西華澤鋁合金項目、遵義鋁業電解鋁項目、重慶80萬噸氧化鋁建設項目、包頭鋁業電解鋁項目及撫順鋁業電解鋁項目等。

截至2008年6月30日止，公司的固定資產投資資本承擔為人民幣379.39億元，其中已簽約但未撥備部分為人民幣119.71億元，已批准但未簽約部分為人民幣259.68億元。

截至2008年6月30日，本集團的對外投資承諾事項為人民幣3.95億元，主要是合資建設遵義氧化鋁項目。

由於本集團新建及技改項目的投入和對外投資購併，使得本集團氧化鋁和原鋁的產能與產量不斷提高。

0115

總部和其他板塊

2008年上半年，本集團總部和其他板塊的營運收益為盈利人民幣0.03億元，比上年同期的虧損人民幣0.28億元增加了盈利人民幣0.31億元。

流動資產及負債

於2008年6月30日，本集團的流動資產為人民幣369.51億元，與2007年年末的人民幣300.97億元相比增加人民幣68.54億元。

— 本集團2008年6月30日銀行存款及現金為人民幣115.90億元，比2007年末的人民幣89.38億元增加人民幣26.52億元。

— 本集團2008年6月30日存貨淨額為人民幣194.65億元，比2007年末的人民幣153.38億元增加人民幣41.27億元；本集團2008年的存貨周轉天數為95天，與2007年的76天相比增加了19天。一方面由於原燃材料價格上漲及本集團增加了對鋁土礦和煤的儲備量，使儲備存貨較2007年末增加人民幣17.79億元；另一方面由於市場環境影響本集團主要產品庫存量同比上升，本集團商品存貨較2007年末增加人民幣17.83億元。

— 本集團2008年6月30日應收賬款淨額為人民幣30.78億元，比2007年末的人民幣37.04億元減少人民幣6.26億元，其中，應收票據為人民幣15.17億元，比2007年末的人民幣25.35億元減少了人民幣10.18億元；貿易應收款淨額為人民幣15.61億元，比2007年末的人民幣11.70億元增加了人民幣3.91億元。本集團應收賬款周轉天數為16天，比2007年的15天增加1天。

2008年6月30日，本集團流動負債為人民幣291.53億元，比2007年末的人民幣232.32億元，增加人民幣59.21億元，主要是由於短期貸款增加。

0116

原鋁板塊

產品銷售額

本集團原鋁板塊的營業額從2007年上半年的人民幣315.78億元下降至2008年上半年的人民幣295.09億元，減少人民幣20.69億元，下降幅度為6.55%。一方面因為國內鋁價受到國際經濟環境及國家宏觀政策影響持續波動，較去年同期整體走低，本集團受此影響原鋁價格同比有所下降；另一方面因為本集團遭受雪災使得生產設備和電力資源受到限制從而產銷量同比亦受到不利影響。

本集團的原鋁外部銷售量從2007年上半年的140.46萬噸下降至2008年上半年的134.63萬噸，減少5.83萬噸，原鋁外部銷售量的下降使得銷售額同比減少人民幣10.04億元。

2008年上半年受原鋁市場價格的影響，本集團原鋁產品的外部銷售平均價格為人民幣16,241元／噸，比上年同期的外部銷售平均價格人民幣17,213元／噸，下降了人民幣972元／噸，下降幅度為5.64%。外部銷售價格下降使收入減少人民幣13.09億元。

本集團於2008年5月30日從中鋁公司和中色科技以人民幣41.75億元現金對價完成了對5家鋁加工企業和1家電解鋁企業的股權收購。另根據此次收購協定，此次收購自經協定的評估基準日至2008年5月30日止期間的收益或虧損由被收購企業原股東享有或承擔，本公司另需支付人民幣0.0574億元給予原股東。由於該收購行為屬於同一控制下的企業合併，故本集團根據會計準則相關規定將其2008年上半年的生產經營結果納入本集團並相應調整了比較期數據。

營運收益

本集團原鋁板塊的營運收益從2007年上半年的人民幣55.28億元下降至2008年上半年的人民幣19.27億元，減少了人民幣36.01億元。2008年上半年，本集團原鋁板塊的營運收益佔產品銷售額的比例為6.53%，比上年同期的17.51%降低了10.98個百分點。

0117

板塊經營業績討論

氧化鋁板塊

產品銷售額

本集團氧化鋁板塊的營業額從2007年上半年的人民幣182.01億元下降至2008年上半年的人民幣164.43億元，減少了人民幣17.58億元，下降幅度為9.66%。主要是因為銷售量和銷售價格同比下降。

氧化鋁板塊的外部銷售收入從2007年上半年的人民幣104.49億元下降至2008年上半年的人民幣88.19億元，減少人民幣16.30億元，下降幅度為15.60%。

向本集團電解鋁企業銷售氧化鋁的收入從2007年上半年的人民幣77.52億元下降至2008年上半年的人民幣76.24億元，減少了人民幣1.28億元，同比略有下降。

氧化鋁外部銷售量從2007年上半年的300.00萬噸減少至2008年上半年的254.36萬噸，減少45.64萬噸。主要是由於本集團自用量增加以及貿易銷售量減少。氧化鋁外部銷售量的減少使得收入下降人民幣13.53億元。

2008年上半年本集團氧化鋁的外部銷售價格為人民幣2,830元／噸(不含增值税，以下同)，比上年同期的銷售價格人民幣2,964元／噸，下降人民幣134元／噸，下降幅度為4.52%。外部銷售價格下降使收入減少人民幣3.41億元。

營運收益

由於上述因素，本集團氧化鋁板塊的營運收益總額從2007年上半年的人民幣48.82億元下降至2008年上半年的人民幣22.36億元， 減少人民幣26.46億元，下降幅度為54.20%。2008年上半年，本集團氧化鋁板塊的營運收益佔產品營業額的比例為13.60%，比上年同期的26.82%下降了13.22個百分點。

所得稅

本集團所得稅費用從2007年上半年的人民幣18.21億元降低至2008年上半年的人民幣6.42億元，減少了人民幣11.79億元，減少幅度為64.74%。其中，公司盈利下降使所得稅費用同比下降人民幣12.15億元；執行新企業所得稅法適用25%的法定稅率使得所得稅費用同比下降人民幣5.84億元；同時，本集團於2007年上半年取得以前年度購買的國產設備投資抵免企業所得稅優惠政策減少同期所得稅費用人民幣4.21億元，2008年上半年無新增此項優惠。

2008年上半年本集團的平均稅率為19.67%，略高於上年同期的平均稅率18.62%。主要由於本集團所屬部分分、子公司2007年上半年取得國產設備投資抵免企業所得稅優惠政策使得同期平均稅率相對偏低，而2008年上半年無新增取得國產設備投資抵免企業所得稅優惠政策。同時本集團平均稅率低於25%的法定稅率，主要由於部分附屬分、子公司地處西部繼續享受15%所得稅稅率。

少數股東損益

少數股東損益從2007年上半年的人民幣9.89億元降低至2008年上半年的人民幣2.13億元，減少人民幣7.76億元。主要由於集團附屬公司盈利降低從而減少少數股東損益。

0119

一般性及管理支出

本集團的一般性及管理支出從2007年上半年的人民幣12.77億元增長至2008年上半年的人民幣13.04億元，增加了人民幣0.27億元。2008年上半年本集團處置固定資產而發生的損失同比增加人民幣0.33億元，剔除該因素影響本集團整體一般性及管理支出同比略有下降；集團加強了對日常支出的管理，較好地控制了整體支出水平。

研究及開發成本

本集團研究及開發成本從2007年上半年的人民幣0.47億元增加至2008年上半年的人民幣0.93億元，增加人民幣0.46億元。

其他(虧損)／收益，淨額

本集團其他損益淨額從2007年上半年的盈利人民幣0.78 億元下降至2008年上半年的虧損人民幣1.31億元，減少盈利人民幣2.09億元。主要是因為2008年年初的雪災給本集團的生產經營造成損失。

受上述因素影響，本集團的經營盈利從2007年上半年的人民幣101.46億元降低到2008年上半年的人民幣38.75億元，減少了人民幣62.71億元，下降幅度為61.81%。2008年上半年本集團經營盈利佔營業額的比例為9.78%，比2007年上半年的23.79%下降了14.01個百分點。

融資成本

本集團的融資成本從2007年上半年的人民幣5.15億元增加至2008年上半年的人民幣7.22億元，增加了人民幣2.07億元，增長幅度為40.19%。主要是因為國家自2007年開始連續上調銀行貸款基準利率，實行從緊的貨幣政策控制整體信貸規模，同時本集團2008年增加了銀行貸款及債券，累計影響利息支出增加人民幣2.64億元；此外，本集團由於增加資金儲備使得利息收入同比增加人民幣0.13億元以及匯兑收益同比增加人民幣0.44億元。

0120

營運業績

本集團2008年上半年應佔權益持有人盈利為人民幣24.10億元，比上年同期的人民幣69.70億元減少人民幣45.60億元，下降幅度為65.42%。主要原因一是原輔材料價格大幅度上漲使得生產成本同比上升，二是主要產品市場價格持續偏低降低了本集團整體盈利；另外，本集團因遭受2008年初的雪災對生產經營產生了不利影響。

營業額

本集團的營業額從2007年上半年的人民幣426.51億元下降至2008年上半年的人民幣396.07億元，下降了人民幣30.44億元，下降幅度為7.14%。主要是因為本集團氧化鋁和原鋁外部銷售價格及銷售量同比降低。(具體參見板塊經營業績討論)

銷售成本

本集團銷售總成本從2007年上半年的人民幣306.51億元增長至2008年上半年的人民幣334.87億元，增加了人民幣28.36億元，增幅為9.25%。主要是因為原輔材料價格持續上漲使產品單位成本上升，從而增加銷售總成本。

銷售及分銷支出

本集團的銷售及分銷支出從2007年上半年的人民幣6.09億元增加至2008年上半年的人民幣7.17億元，增加了人民幣1.08億元，增幅為17.73%。主要是因為本集團於2007年4月底吸收合併蘭州鋁業並在之後將其併入本集團使得原鋁銷售量同比增加以及運費上漲導致運輸費用同比增加；同時由於今年上半年的雪災和特大地震影響使得國內運力異常緊張，本集團原有的運輸渠道和體系受到了較大影響，被迫改變了部分運輸方式，亦使得運輸費用同比增加。

0121

管理層對財務狀況和經營業績的討論及分析

閣下在閱讀下述討論時，請一併參閱包含在本中期業績報告及其他章節中本集團的財務資料及其附註。

概要

本集團主要從事於氧化鋁提煉、原鋁電解以及鋁產品加工。我們的經營業務由下列業務板塊組成：

- 氧化鋁板塊：包括開採併購買鋁土礦和其他原材料，將鋁土礦生產為氧化鋁，並將氧化鋁銷售給本集團內部的電解鋁廠和集團外部的客戶。該板塊還包括生產和銷售化學品氧化鋁(包括：氫氧化鋁和氧化鋁化工產品)和鎵。

- 原鋁板塊：包括採購氧化鋁和其他原材料、輔助材料和電力，將氧化鋁電解以生產和銷售原鋁。該板塊還包括生產、銷售碳素產品和鋁加工產品。

- 總部和其他板塊：包括本公司的總部運營、本集團研究院的研究、本集團向第三方提供研發業務。

0122

其他補充資料(續)

香港財務報告準則與美國公認會計原則的重大差異(續)

(g) 同一控制下的企業合併

於2007年7月，本公司與包頭鋁業簽定協議收購其全部股權。於2007年12月28日，本公司通過換股方式發行A股收購了包頭鋁業100%的股權。另外，於2008年5月30日，以現金從中鋁公司及中色科技收購了隴興鋁業、華西鋁業、中鋁瑞閩、西南鋁冷連軋、西南鋁板帶、河南鋁業的一些權益。在香港財務報告準則下，由於中鋁公司被分別認定為對本公司、包頭鋁業及2008年同一控制下被收購六家企業擁有實際控制權，對於包頭鋁業及2008年同一控制下被收購六家企業的收購適用同一控制下的企業合併，採用合併賬務法進行會計處理。然而，在美國公認會計原則下，本公司並不被定義為受中鋁公司所控制。因此，該等收購不被認為同一控制下的企業合併並以購買法核算，並就收購包頭鋁業的交易以協議簽定日前後一個合理期間確定收購成本的公允價值且所有此等交易所收購的可辨認淨資產份額以收購生效日的公允價值確認。

據此，商譽的餘額以及相應的權益和利潤的影響在香港財務報告準則下和美國公認會計原則下有所不同。

(h) 少數股東權益

根據香港財務報告準則，少數股東權益應分別列示為股東所有的全部權益和全部利潤的一部份。按美國公認會計原則，少數股東權益並不構成權益的一部份且在淨收益前單獨披露。

(i) 美國公認會計原則調整之所得税影響

按美國公認會計原則，遞延税項的產生是由於沖回物業、廠房及設備重估值、採礦權重估值及不確認收購淨資產的淨公允價值的成本上剩餘金額的影響。

0123

其他補充資料(續)

香港財務報告準則與美國公認會計原則的重大差異(續)

(e) *收購成本公允價值的確定*

於2006年11月,本公司與蘭州鋁業簽訂了向其他股東收購剩餘股份的協議。於2007年4月24日,公司發行A股用於收購該等蘭州鋁業股份。這些A股於2007年4月30日在上海證券交易所上市流通。在香港財務報告準則下,這些收購成本的公允價值由交易日該等工具的估計公允價值確定。在美國公認會計原則下,此公允價值由簽訂並公佈的收購條款日前後一個合理期間確定。

因此,商譽的餘額及對權益的調整(參見下面的(f))在香港財務報告準則和美國公認會計原則下有所不同。

(f) *收購少數股東權益*

2007年之前,本公司擁有山東鋁業71.43%的股權。於2007年4月,本公司收購了該子公司剩餘的28.57%股權。與收購蘭州鋁業有關(參見上面的(e)),本公司獲得51%非直接擁有蘭州鋁業河灣發電有限公司(「河灣發電」)股權。於2007年11月,本公司另購入河灣發電餘下49%股權。在香港財務報告準則下,此類收購不屬於企業合併,並且任何支付的對價與收購的淨資產的賬面價值的份額之間的差異應當確認為權益。在美國公認會計原則下,收購少數股東權益以購買法核算。

據此,商譽的餘額以及相應的權益的調整影響在香港財務報告準則下和美國公認會計原則下有所不同。

0124

其他補充資料(續)

香港財務報告準則與美國公認會計原則的重大差異(續)

(c) 不確認收購淨資產的淨公允價值高於成本的剩餘金額

收購淨資產的淨公允價值高於成本的剩餘金額指於企業合併時收購者應佔被收購者的淨可辨認資產、負債及或然負債的公允價值超過其收購成本的數額。在香港財務報告準則下，被收購者的可辨認資產、負債及或然負債的確認及計量被重新評估。於重新評估後，剩餘部份實時於損益表內被確認。在美國公認會計原則下，在重新評估後剩餘部份將會用於按非流動資產比例(有一些例外)減低其分配的公允價值。剩餘部份實時於損益表內被確認為非經常性收益。

(d) 採礦權之價值重估

按照重組安排及採礦權轉讓合同，本集團以人民幣285,341,000元的價格從中鋁公司購入8個鋁土礦及4個石灰石礦廠。按香港財務報告準則，採礦權是以收購價減去累計攤銷及累計減值損失列賬。採礦權之攤銷按估計可用的不多於30年期直線法計算。按美國公認會計原則，因該轉讓屬於受共同控制方之交易，因此不能採納新成本基準記賬。

0125

其他補充資料

香港財務報告準則與美國公認會計原則的重大差異

按照香港財務報告準則編製的未經審核簡明中期綜合財務資料與按照美國公認會計原則編製的財務報表中在某些方面存在重大差異。

對淨盈利及權益有影響的主要及重大差異如下：

(a)　物業、廠房機器及設備之重估

根據香港財務報告準則，由中鋁公司轉入本集團之物業、廠房及設備，是按購買法反映在賬項中。因此根據香港財務報告準則，本集團物業、廠房及設備是以公允價值記賬。由於此等物業、廠房及設備的轉入屬於受共同控制方之交易，因此根據美國公認會計原則，不能採納新成本基準記賬。當資產由母公司轉入其全資的子公司，子公司應按資產在母公司之賬面值記賬。

(b)　商譽的攤銷

直到2004年12月31日，在香港財務報告準則下，用購買法計算得出的收購所產生的商譽被要求確認為無形資產記賬並根據其不高於20年的估計有效經濟年限作直線攤銷。在美國公認會計原則下，商譽的年度攤銷從2002年1月1日開始停止。但商譽須每年接受減值測試。如賬面值大於公允值則需要減低至公允價值水平。根據在2005年1月1日生效的香港財務報告準則第3號，本集團停止了對商譽的攤銷並對商譽進行年度減值測試。所以除以往年度已確認與美國公認會計原則之差異外，不再存有新的差異。

0126

簡明中期綜合財務資料附註(未經審核)(續)
截至2008年6月30日止的六個月期間
(如無特別說明，所有金額均以人民幣千元為單位)

19 資產抵押

如附註7所述，集團將不同的資產用於某些貸款的抵押。抵押資產匯總如下：

	2008年6月30日 人民幣千元	2007年12月31日 人民幣千元
物業、廠房及設備	**1,393,138**	1,429,039
土地使用權	**48,738**	49,481
銀行存款	**100,460**	—

註： 本公司的子公司的部分短期貸款是以貨物應收款權利作為抵押。

20 資產負債日後事項

於2008年7月9日，本公司以平價發行了面值總額為人民幣30億元(每單位票面值為人民幣100元)的一年期短期融資券(票面年利率為4.83%)。

於2008年8月29日，本公司董事會通過了在中國境內發行本金總額不超過人民幣100億元公司債券的議案。此議案尚待股東大會及中國證券監督管理委員會批准。

0127

18 關聯方交易(*續*)

(b) *與其他國有企業的重大關聯方交易*

	截至6月30日止六個月	
	2008年	2007年
	人民幣千元	*人民幣千元*
銷售商品	**4,718,685**	5,373,588
原材料採購	**3,974,307**	4,053,893
電力費用	**7,299,954**	5,840,681
購置物業、廠房及設備（包括工程服務及物資）	**618,739**	638,070
借入長期貸款	**6,638,596**	1,816,898
借入短期貸款	**11,076,682**	3,493,066
發行短期債券	**2,000,000**	3,000,000
發行中期票據	**5,000,000**	—
收取利息收入	**93,244**	79,731
繳付利息支出	**1,160,573**	670,545

(c) *關鍵管理人員酬金*

	截至6月30日止六個月	
	2008年	2007年
	人民幣千元	*人民幣千元*
基本薪金、服務房屋津貼、其他津貼和實物利益	**1,691**	1,720
退休計劃供款	**853**	866
酌情獎金	**67**	58
	2,611	2,644

0128

18 關聯方交易（續）

(a) 與中鋁集團及其他關聯方的關聯方交易（續）

註（續）：

(V) 提供的社會服務和生活後勤服務，其中包括公安保衛、消防、教育及培訓、學校、醫療衛生、文化及體育、報刊雜誌、出版、廣播、印刷、物業管理、環境和衛生、綠化、托兒所和幼兒園、療養院、餐廳、賓館、辦公室、公共交通、退休管理和其他服務。這些服務遵從相關社會和生活後勤服務供應協議。定價政策同上(i)定價。

(VI) 本公司根據與中鋁集團簽訂的土地使用權租賃合同，為其佔用中鋁集團作工業或商業用途的土地支付租賃費。

(VII) 於2008年6月30日，本集團與中鋁公司、同系子公司和其他關聯方尚有如下的安排：

(i) 根據簽訂之商標使用許可合同，本公司在2001年7月1日至2011年6月30日10年內免費提供中鋁公司非獨家使用2項商標的權利。本公司將承擔在此期間內需維持此商標權有效而每年不超過人民幣1,000元的登記費用。按照合同條款，中鋁公司可以通過協商延長有效期。

(ii) 中鋁公司按照本公司與中鋁公司簽訂的債務擔保合同，為本集團的銀行債務提供擔保。

0129

18 關聯方交易*(續)*

(a) 與中鋁集團及其他關聯方的關聯方交易(續)

註：

(I) 材料和產成品銷售，包括銷售氧化鋁、原鋁及殘餘材料。這些交易為集團的正常商業往來，並遵從相關簽訂之產品和服務互供總協議。其價格政策總結如下：

(i) 採用中國政府制定的價格(「政府定價」)；

(ii) 如果沒有政府定價則採用政府指導價；

(iii) 如果既沒有政府定價又沒有政府指導價，則採用市場價(指與獨立第三方交易的價格)；及

(iv) 若未能提供以上價格的，則採用協議價格(指提供服務的合理成本價加上不超過5%的該等成本)。

(II) 提供的公共事業服務包括提供電力、氣體、熱力和水是按以上(I)(i)定價。

(III) 提供的工程、建設和監督服務為就建設性項目以向本公司提供了工程、施工及監理服務。這些服務採用政府指導價(I)(ii)或當時的市場價(包括投標方式的投標價)定價。

(IV) 主要材料和輔助材料(包括鋁土礦、石灰石、碳素、水泥、煤)的定價政策同上(I)定價。

0130

簡明中期綜合財務資料附註(未經審核)(續)
截至2008年6月30日止的六個月期間
(如無特別説明，所有金額均以人民幣千元為單位)

18 關聯方交易(續)

(a) 與中鋁集團及其他關聯方的關聯方交易(續)

	註	截至6月30日止六個月 2008年 人民幣千元	2007年 人民幣千元
提供工程、建設和監督服務：	(III)		
中鋁集團		**(3,508,698)**	(895,445)
其他關聯方		**(19,774)**	(518)
		(3,528,472)	(895,963)
採購主要材料和輔助材料：	(IV)		
中鋁集團		**(1,037,427)**	(1,039,908)
共同控制實體		**(61,556)**	—
聯營公司		**(123,718)**	(217,872)
其他關聯方		**(2,245,532)**	(2,540,036)
		(3,468,233)	(3,797,816)
由中鋁集團提供的社會服務及生活後勤服務	(V)	**(425,861)**	(413,453)
向中鋁集團支付的土地及房屋租賃費	(VI)	**(445,352)**	(196,992)

0131

18 關聯方交易(續)

(a) 與中鋁集團及其他關聯方的關聯方交易

除在本未經審核簡明中期綜合財務資料中其他部分已披露的交易外，本集團於正常業務中的重大關聯交易如下：

		截至6月30日止六個月	
		2008年	2007年
	註	**人民幣千元**	人民幣千元
材料和產成品銷售：	(I)		
中鋁集團		**1,819,741**	1,144,947
共同控制實體		**17,534**	—
聯營公司		**1,103,514**	1,126,985
其他關聯方		**3,416,306**	4,001,022
		6,357,095	6,272,954
提供公共事業服務：	(II)		
中鋁集團		**301,032**	235,302
其他關聯方		**2,491**	149
其他關聯方		**(33,723)**	(26,898)
		269,800	208,553

0132

18 關聯方交易

關聯方是指本公司有能力直接或間接對另一實體的財務或經營決策進行控制或共同控制，或施加重大影響的實體或本公司的董事或行政人員及其控股公司，共同控制實體和聯營公司。

除中鋁公司(亦為國有企業)所控制、共同控制或重大影響的實體之外，直接或間接由中國政府控制的其他國有企業和其子公司也根據香港會計準則第24號「關聯方的披露」被定義為本集團的關聯方。

儘管中國政府的架構繼續進行改革，然而中國政府仍於中國境內擁有相當大部份的生產性資產。因此，本集團大部分的正常業務活動均與包括中鋁公司及其子公司(統稱「中鋁集團」)、其聯營公司及共同控制實體在內的，直接或間接由中國政府擁有或控制的企業進行。

針對披露關聯交易發生額之目的，本集團已經建立流程以在可能的範圍內判斷、識別客戶及供貨商的所有者權益結構，以判斷是否為國有企業。然而，許多國有企業有多層法人結構並且隨時按轉讓及私有化行為令股權結構發生變化。然而，管理層認為所有重大關聯交易發生額均已充分披露。

中鋁公司不公開財務報表供公眾使用。

0133

17 承諾 *(續)*

(b) ***對外投資承諾事項***

於2008年6月30日，本公司就其子公司中國鋁業遵義氧化鋁有限公司及中鋁太嶽礦業有限公司額外注資而分別承諾共約人民幣375百萬元及人民幣20百萬元(2007年12月31日：人民幣550百萬元及人民幣20百萬元)。

(c) ***經營租賃承諾***

本集團有關不可撤銷經營租賃安排之有關土地和房屋的未來最低租賃費總額如下：

	2008年 6月30日 *人民幣千元*	2007年 12月31日 *人民幣千元*
第一年	**897,818**	686,921
第二年至五年內	**3,591,272**	2,747,684
五年以後	**30,991,852**	23,713,941
	35,480,942	27,148,546

0134

16 或然負債

於2008年6月30日，本公司下屬子公司撫順鋁業有限公司(「撫順鋁業」)因第三方被其貸款銀行起訴而被作為連帶責任人遭到訴訟。銀行要求其清償總金額為人民幣662百萬元(2007年12月31日：人民幣681百萬元)的銀行貸款。撫順鋁業是本公司於2006年自第三方收購取得。

本公司董事在得到獨立法律意見後，認為上述收購的交易是基於公平原則完成收購且對價接近被收購資產價值，因此於2008年6月30日無須計提任何的準備(2007年12月31日：零)。

17 承諾

(a) 物業、廠房及設備之資本承諾

	2008年 6月30日 人民幣千元	2007年 12月31日 人民幣千元
已簽約但未撥備	**11,970,517**	10,946,124
已批准但未簽約	**25,968,242**	25,473,768
	37,938,759	36,419,892

0135

(如無特別說明,所有金額均以人民幣千元為單位)

14 每股盈利

截至2008年及2007年6月30日止六個月的每股基本盈利是分別根據本集團截至2008年及2007年6月30日止六個月的本公司權益持有人應佔盈利人民幣24.10億元及人民幣69.70億元和於該等期間內已發行股數的加權平均股數即13,524,487,892股及12,399,624,254股計算。

由於本公司在以上期間沒有攤薄證券,每股基本和攤薄盈利沒有差異。

15 股息

2006年度特別股息每股人民幣0.013元,總計約人民幣168百萬元股息分配於2007年10月12日獲得股東大會批准並於2008年6月30日前全部支付。

2007年末期股息每股人民幣0.053元(2006年末期:人民幣0.115元),總計人民幣717百萬元(2006年末期:人民幣1,482百萬元)已於2008年5月9日股東大會宣告並獲得批准並於2008年6月30日前全部支付。

根據2008年8月29日本公司董事會通過的決議,本公司擬向全體股東派發2008年中期現金股息每股人民幣0.052元(2007年中期:人民幣0.137元),總計約人民幣703百萬元(2007年中期:人民幣1,765百萬元)。上述提議尚待臨時股東大會批准。

0156

(如無特別說明，所有金額均以人民幣千元為單位)

13 所得稅費用 ***(續)***

當期中國企業所得稅已根據當期的應稅利潤和適用稅率進行了預提。本公司的某些分公司及子公司因地處特別指定地區或城市，而享受特定期間的優惠稅率包括十年期15%優惠稅率，或從生產經營日起五年所得稅豁免及其後減半，一免二減半等。此外，本集團也享受核准的以前年度國家國產設備抵免所得稅的優惠政策。

於2007年3月16日，全國人民代表大會通過了《中華人民共和國企業所得稅法》(「新所得稅法」)。新所得稅法自2008年1月1日起施行，本公司適用的企業所得稅率自2008年1月1日起從以前執行的33%調整為25%。對於以前年度本公司適用15%所得稅率之分公司及子公司，所得稅率將逐漸提高為25%，同時位於西部地區的公司將繼續享受15%的所得稅率，於2011年所得稅率轉變為25%之前將不會有任何上調。

遞延所得稅項是對所有暫時性差異按負債法並採用相應的適用稅率計算。

截至2008年及2007年6月30日止六個月期間，適用於本集團的加權平均稅率分別約為19.7%及18.6%。截至2007年6月30日止六個月期間的加權平均稅率比本年同期較低主要由於本公司部分分公司及子公司享受較多購買國產設備抵免企業所得稅優惠政策引起的。

0131

12 在未經審核簡明中期綜合損益表中列支的費用

	截至6月30日止六個月	
	2008年	2007年
	人民幣千元	*人民幣千元*
土地使用權攤銷	**23,227**	23,636
出售物業、廠房及設備虧損	**39,109**	6,380
房屋及土地租賃	**349,657**	193,201
(轉回)/計提存貨減值撥備	**(13,393)**	1,664
(轉回)/計提應收款項減值撥備	**(1,733)**	5,056
壞賬收回	**(107)**	(4,862)

13 所得税費用

	截至6月30日止六個月	
	2008年	2007年
	人民幣千元	*人民幣千元*
當期所得税:		
中國所得税	**729,310**	2,204,144
以前期間多提準備	**(53,673)**	(42,448)
遞延所得税	**(33,469)**	(340,483)
	642,168	1,821,213

0138

簡明中期綜合財務資料附註(未經審核)(續)

截至2008年6月30日止的六個月期間

(如無特別説明，所有金額均以人民幣千元為單位)

11 一般性及管理支出

	截至6月30日止六個月	
	2008年	2007年
	人民幣千元	*人民幣千元*
工資及福利費用	**328,821**	274,338
所得税以外的其他税項*(註)*	**314,031**	372,153
折舊 — 非生產性物業、廠房及設備	**121,669**	104,579
攤銷 — 土地使用權	**23,227**	23,636
差旅及應酬費用	**73,459**	65,429
公用事業及辦公用品費用	**39,336**	40,823
排污費	**12,539**	18,044
修理及維修費用	**31,657**	54,502
保險費用	**29,330**	30,892
租金	**69,866**	47,883
前期開發費用	**13,078**	—
法律及專業費用	**28,050**	39,047
出售物業、廠房及設備虧損	**39,109**	6,380
停工損失	**4,864**	5,551
其他	**175,075**	193,683
	1,304,111	1,276,940

註：

所得税以外的其他税項主要包含土地使用税、房產税及印花税。

0139

10 銷售及分銷支出

	截至6月30日止六個月	
	2008年	2007年
	人民幣千元	*人民幣千元*
運輸及裝卸費用	**483,298**	406,524
包裝費用	**93,636**	93,980
港口雜費	**33,526**	27,173
工資及福利費用	**16,961**	16,780
銷售佣金及其他手續費	**9,321**	6,906
倉儲費	**9,176**	12,457
市場及廣告費用	**5,335**	3,589
折舊 — 非生產性物業、廠房及設備	**2,447**	2,267
其他	**63,204**	39,001
	716,904	608,677

0140

簡明中期綜合財務資料附註(未經審核)(續)
截至2008年6月30日止的六個月期間
(如無特別說明，所有金額均以人民幣千元為單位)

9 營業額、其他(虧損)／收益及板塊資料(續)

主要報告形式 — 業務板塊(續)

	截至2007年6月30日止六個月					
			公司及	板塊間	未按板塊	
	氧化鋁	原鋁	其他服務	抵銷	分配部分	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
營業額						
對外銷售	10,449,338	31,577,905	623,882	—	—	42,651,125
板塊間銷售	7,752,150	—	—	(7,752,150)	—	—
	18,201,488	31,577,905	623,882	(7,752,150)	—	42,651,125
板塊業績	4,881,966	5,528,305	(27,679)	12,473	(249,038)	10,146,027
融資成本，淨額						(515,044)
應佔聯營公司的盈利	—	149,514	—	—	—	149,514
除所得稅費用前盈利						9,780,497
所得稅費用						(1,821,213)
本期盈利						7,959,284

次要報告形式 — 地區板塊

本集團的經營及有關資產主要在中國，故此並無地區板塊之呈報。

0141

9 營業額、其他(虧損)／收益及板塊資料(續)

主要報告形式 — 業務板塊(續)

	截至2008年6月30日止六個月					
	氧化鋁	原鋁	公司及其他服務	板塊間抵銷	未按板塊分配部分	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
營業額						
對外銷售	8,819,429	29,508,760	1,278,637	—	—	39,606,826
板塊間銷售	7,623,631	—	—	(7,623,631)	—	—
	16,443,060	29,508,760	1,278,637	(7,623,631)	—	39,606,826
板塊業績	2,235,723	1,926,596	2,805	(111,487)	(178,703)	3,874,934
融資成本，淨額						(721,825)
應佔共同控制實體的盈利	—	3,405	—	—	—	3,405
應佔聯營公司的盈利／(虧損)	—	110,329	(1,605)	—	—	108,724
除所得税費用前盈利						3,265,238
所得税費用						(642,168)
本期盈利						2,623,070

0142

9 營業額、其他(虧損)／收益及板塊資料*(續)*

註:

其他收入主要為銷售殘餘材料及其他材料的收入、提供電力、熱力、氣體及水的收入及提供運輸、機械加工及設計服務的收入。其他收入相關的支出包括上述收入相關的成本。

主要報告形式 — 業務板塊

本集團的主要業務均在中國,並分為兩個主要板塊:

- 氧化鋁板塊－包括從事鋁土礦的開採及氧化鋁的提煉及銷售活動
- 原鋁板塊－包括從事原鋁和鋁加工產品的生產及銷售活動

公司及其他服務板塊包括總部及集團其他業務,其他業務主要包括與氧化鋁業務有關的研究及開發活動。

0143

9 營業額、其他(虧損)／收益及板塊資料

本集團主要在中國從事氧化鋁及原鋁產品的生產和銷售。本期間確認的銷售如下：

	截至6月30日止六個月	
	2008年	2007年
	人民幣千元	*人民幣千元*
營業額		
產品銷售 — 減除增值税後淨額	**38,158,314**	41,163,001
其他收入*(註)*	**1,448,512**	1,488,124
銷售收入合計	**39,606,826**	42,651,125
產品銷售相關的支出	**(31,985,050)**	(29,174,196)
其他收入相關的支出*(註)*	**(1,501,678)**	(1,476,667)
售出貨品成本合計	**(33,486,728)**	(30,650,863)
	6,120,098	12,000,262
其他(虧損)／收益，淨額		
政府補貼	**16,650**	1,000
已實現及未實現期貨合約收益，淨額	**71,292**	77,412
雪災損失，淨額	**(219,228)**	—
其他	**244**	(291)
	(131,042)	78,121
收入及(虧損)／收益淨額	**5,989,056**	12,078,383

0144

8 應付賬款

	2008年 6月30日 人民幣千元	2007年 12月31日 *人民幣千元*
貿易應付款	**3,979,978**	3,775,391
貿易性應付關聯方款項	**401,130**	315,811
	4,381,108	4,091,202
應付票據 *(註)*	**183,458**	391,060
	4,564,566	4,482,262

註：

應付票據均為六個月內到期(2007年12月31日：六個月)。此外，本集團分別以人民幣82,000 千元及人民幣42,610千元(2007年12月31日：人民幣110,206千元及人民幣35,365千元)的應收票據及已到期收回的銀行承兑匯票作為抵押以換取應付票據。

於2008年6月30日，貿易應付款及應付票據賬齡分析如下：

	2008年 6月30日 人民幣千元	2007年 12月31日 *人民幣千元*
一年以內	**4,452,560**	4,341,237
一至兩年	**35,167**	67,728
兩至三年	**28,955**	27,952
三年以上	**47,884**	45,345
	4,564,566	4,482,262

7 貸款(續)

(c) 短期貸款(續)

於2008年6月30日，短期貸款擔保如下：

擔保公司	**2008年 6月30日 人民幣千元**	2007年 12月31日 人民幣千元
包頭鋁業集團	**1,378,000**	915,000
伊川電力	**40,000**	140,000
中鋁公司	**1,023,000**	820,000
甘肅蘭州寶川鋁業有限公司(「寶川鋁業」)(註(i))	**—**	50,000
中色科技	**100,000**	50,000

註：

(i) 寶川鋁業為本公司之其他關聯方。

於2008年6月30日，約人民幣229百萬元的子公司短期貸款(2007年12月31日：人民幣23百萬元)以物業、廠房及設備、土地使用權、銀行存款和貨物應收款權利作為抵押(見附註19)。

(d) 短期債券

於2007年6月，本公司以平價發行了面值總額人民幣30億元(每單位票面值為人民幣100元)之1年期短期債券作為營運資金用途。其固定票面及實際年利率分別為3.55%和3.95%。這些短期債券在2008年6月到期並已全部贖回。

於2008年2月，本公司以平價發行了總額人民幣20億元(每單位票面值為人民幣100元)之1年期短期債券作為營運資金用途。其固定票面及實際年利率分別為4.99%和5.40%。

0146

7 貸款 *(續)*

(b) 中期票據及長期債券

於2007年6月，本公司以平價發行了面值總額人民幣20億元(每單位票面值為人民幣100元)之10年期長期債券作為資本性支出用途。其固定票面及實際年利率分別為4.50%和4.64%。

於2008年6月，本公司以平價發行了面值總額人民幣50億元(每單位票面值為人民幣100元)之3年期中期票據作為營運資金用途及置換銀行貸款。其固定票面及實際年利率分別為5.30%和5.62%。

(c) 短期貸款

	2008年 6月30日 *人民幣千元*	2007年 12月31日 *人民幣千元*
短期貸款－抵押	**229,362**	22,615
短期貸款－無抵押	**11,521,056**	5,765,440
	11,750,418	5,788,055

截至2008年及2007年6月30日止六個月期間之實際年利率分別為4.49%至8.22%及5.02%至7.34%。

於2008年6月30日及2007年12月31日，本集團除了分別持有本金為美元的短期貸款共美元59.60百萬元(等同於約人民幣409百萬元)及美元11.60百萬元(等同於約人民幣86百萬元)，其他短期貸款均為人民幣貸款。

0141

7 貸款(續)

(a) 長期貸款(續)

本集團長期貸款的還款期如下：

	銀行貸款		其他貸款	
	2008年 6月30日 人民幣千元	2007年 12月31日 人民幣千元	**2008年 6月30日 人民幣千元**	2007年 12月31日 人民幣千元
一年以內	**2,947,600**	2,452,600	**13,469**	24,422
一至兩年	**2,432,351**	2,905,974	**13,469**	13,453
兩至五年	**11,382,758**	5,766,400	**40,406**	40,359
五年以上	**6,944,737**	6,594,877	**159,841**	158,851
	23,707,446	17,719,851	**227,185**	237,085

截至2008年及2007年6月30日止六個月期間，長期貸款實際年利率幅度分別為2.30%至8.51%及0.30%至7.83%。

於2008年6月30日及2007年12月31日，本集團除了分別持有日元717百萬元(等同於人民幣46百萬元)及日元736百萬元(等同於人民幣47百萬元)，以及美元39百萬元(等同於人民幣271百萬元)及美元7百萬元(等同於人民幣51百萬元)外，其他長期貸款均為人民幣貸款。

0148

7 貸款(續)

(a) 長期貸款(續)

若干長期貸款由以下企業擔保：

由以下公司擔保	**2008年 6月30日 人民幣千元**	2007年 12月31日 人民幣千元
中鋁公司	**2,603,290**	2,640,058
山西漳澤電力股份有限公司(*註(i)*)	**780,000**	780,000
蘭州鋁廠(*註(ii)*)	**103,922**	1,399,292
包頭鋁業(集團)有限責任公司(「包頭鋁業集團」)(*註(ii)*))	**250,000**	250,000
洛陽市經濟投資有限公司(*註(iii)*)	**110,737**	122,153
洛陽龍泉鋁業有限公司(*註(iii)*)	**57,000**	57,000
伊川電力集團總公司(「伊川電力」)(*註(iii)*)	**76,380**	76,380
中色科技	**48,340**	48,340

註：

(i) 山西漳澤電力股份有限公司為本公司之子公司山西華澤鋁電有限公司之少數股東。

(ii) 蘭州鋁廠及包頭鋁業集團為本公司之股東。

(iii) 洛陽市經濟投資有限公司、洛陽龍泉有限公司及伊川電力為本公司之子公司河南鋁業之少數股東。

0149

7 貸款(續)

(a) 長期貸款

	2008年 6月30日 人民幣千元	2007年 12月31日 *人民幣千元*
非流動：		
長期貸款 — 無抵押	**20,180,023**	14,818,408
長期貸款 — 抵押	**793,539**	661,506
	20,973,562	15,479,914
流動(一年內還款部分)：		
長期貸款 — 無抵押	**2,762,970**	2,275,938
長期貸款 — 抵押	**198,099**	201,084
	2,961,069	2,477,022
合計	**23,934,631**	17,956,936

於2008年6月30日及2007年12月31日，本集團長期貸款中，分別有人民幣992百萬元及人民幣863百萬元由物業、廠房及設備和土地使用權作為抵押(見附註19)。

0150

簡明中期綜合財務資料附註(未經審核)(續)
截至2008年6月30日止的六個月期間
(如無特別說明，所有金額均以人民幣千元為單位)

7 貸款

	2008年6月30日 人民幣千元	2007年12月31日 人民幣千元
非流動：		
長期貸款(註(a))	**20,973,562**	15,479,914
中期票據及長期債券(註(b))	**6,990,646**	2,029,183
	27,964,208	17,509,097
流動：		
長期貸款(一年內還款部分)(註(a))	**2,961,069**	2,477,022
短期貸款(註(c))	**11,750,418**	5,788,055
短期債券(註(d))	**2,035,419**	3,051,471
	16,746,906	11,316,548
合計	**44,711,114**	28,825,645

0151

6 銀行存款及現金

(a) 銀行存款及現金明細如下：

	2008年 6月30日 人民幣千元	2007年 12月31日 人民幣千元
現金及現金等價物	**11,197,803**	8,708,364
短期現金投資	**135,964**	96,054
受限資金	**256,604**	133,540
	11,590,371	8,937,958

於2007年6月30日，金額為人民幣15,504,850千元的銀行存款及現金餘額為現金及現金等價物。

(b) 重大的非現金交易

截至2008年6月30日止六個月期間，重大的非現金交易為本公司的一個子公司的少數股東以價值為人民幣370,643千元的物業、廠房及設備注入該子公司的股本。

截至2007年6月30日止六個月期間，重大的非現金交易為附註3中提及的以發行A股股份為支付對價的形式的收購。

0152

5 應收賬款,淨額(續)

本集團之部分銷售是按預先付款或以付款交單方式進行。本集團對規模較大且關係悠久的長期合同客戶,在商討後可能提供展期至一年的信用期限。部分中鋁公司內部公司的信用政策是應要求付款。於2008年6月30日,貿易應收款及應收票據賬齡分析如下:

	2008年 6月30日 人民幣千元	2007年 12月31日 人民幣千元
一年以內	**3,006,115**	3,641,878
一至兩年	**40,343**	27,750
兩至三年	**11,211**	15,291
三年以上	**453,782**	455,443
	3,511,451	4,140,362

0153

5 應收賬款，淨額

	2008年 6月30日 人民幣千元	2007年 12月31日 人民幣千元
貿易應收款	**1,620,986**	1,162,395
減：減值撥備	**(276,182)**	(279,661)
	1,344,804	882,734
貿易性應收關聯方款項	**373,124**	443,419
減：減值撥備	**(156,774)**	(156,425)
	216,350	286,994
	1,561,154	1,169,728
應收票據	**1,517,341**	2,534,548
	3,078,495	3,704,276

0154

4 資本性支出(續)

	無形資產				物業、廠房及設備
	商譽	採礦權	計算機軟件	合計	
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於2007年1月1日賬面淨值，原報告金額	406,686	303,224	6,235	716,145	51,023,476
2008年同一控制下被收購六家企業(附註3)	—	—	5,347	5,347	5,883,259
於2007年1月1日賬面淨值，重述金額	406,686	303,224	11,582	721,492	56,906,735
收購子公司(附註3)	1,924,259	—	—	1,924,259	5,739,957
增加	—	24,277	358	24,635	3,771,710
處置	—	—	—	—	(11,036)
攤銷／折舊費用	—	(12,093)	(1,092)	(13,185)	(2,329,470)
於2007年6月30日賬面淨值	2,330,945	315,408	10,848	2,657,201	64,077,896

0155

簡明中期綜合財務資料附註(未經審核)(續)
截至2008年6月30日止的六個月期間
(如無特別說明,所有金額均以人民幣千元為單位)

4 資本性支出

	無形資產				物業、廠房及設備
	商譽	採礦權	計算機軟件	合計	
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於2008年1月1日賬面淨值,原報告金額	2,330,945	308,071	43,348	2,682,364	62,278,232
2008年同一控制下被收購六家企業*(附註3)*	—	—	5,870	5,870	6,840,234
於2008年1月1日賬面淨值,重述金額	2,330,945	308,071	49,218	2,688,234	69,118,466
增加	—	4,346	6,463	10,809	9,863,638
處置	—	—	—	—	(50,307)
攤銷/折舊費用	—	(10,246)	(6,816)	(17,062)	(2,533,612)
於2008年6月30日賬面淨值	2,330,945	302,171	48,865	2,681,981	76,398,185

0156

(如無特別說明,所有金額均以人民幣千元為單位)

3 企業合併及收購少數股東權益(續)

收購少數股東股權

<u>2007</u>

收購中鋁瑞閩少數股東股權

於2007年4月2日,中鋁公司支付現金人民幣110,810千元收購了中鋁瑞閩少數股東25%的股權,應享有淨資產賬面價值的份額為人民幣111,660千元。由於中鋁瑞閩為前述本期同一控制下被收購的企業之一,因此該交易體現為該期間的收購少數股東股權。

收購山東鋁業股份有限公司(「山東鋁業」)少數股東股權

於2007年4月24日前,本公司持有山東鋁業71.43%的股權,該公司為上交所上市公司。於2007年4月24日,本公司發行A股股票604,800,000股用於交換山東鋁業其他股東持有的剩餘28.57%的股權。收購完成後,山東鋁業成為本公司的全資子公司並且該子公司於2007年4月30日退市。

對於收購對價的公允價值是通過參考山東鋁業權益的公允價值及其應佔份額計算。實際支付的對價與取得的子公司相關份額的賬面淨資產價值的差異約人民幣3,058百萬元從權益中抵減。相關的收購對價公允價值修訂了2007年上半年度未經審核簡明中期綜合財務資料中當時暫時確認的對價公允價值(人民幣2,761百萬元),差異金額約為人民幣297百萬元。

0157

(如無特別説明，所有金額均以人民幣千元為單位)

3　企業合併及收購少數股東權益(續)

企業合併(續)

2007(續)

收購蘭州鋁業(續)

註(續)：

(c)　此次合併產生的商譽反映了購入公司的優良業績以及收購後預計出現的顯著協同效應。

收購包頭鋁業股份有限公司(「包頭鋁業」)

於2007年12月28日，本公司購入包頭鋁業100%的股權。該公司於上交所掛牌上市，主要從事製造及銷售原鋁製品。本公司發行A股股票637,880,000股，用於交換包頭鋁業所有股權。包頭鋁業於2007年12月26日起正式退市。自收購生效日，包頭鋁業成為本公司的全資子公司。

由於收購前和收購後本公司與包頭鋁業均受中鋁公司共同控制，因此此次交易為同一控制下企業合併。本公司採用合併賬務法處理，2007年上半年度的經營業績及權益變動相應地重述。

0158

簡明中期綜合財務資料附註(未經審核)(續)
截至2008年6月30日止的六個月期間
(如無特別説明,所有金額均以人民幣千元為單位)

3 企業合併及收購少數股東權益(續)

企業合併(續)

2007(續)

收購蘭州鋁業(續)

註(續):

(b) 收購產生之資產和負債的公允價值大約等同其賬面值,詳情如下:

	人民幣千元
銀行存款及現金	313,662
物業、廠房及設備(*附註4*)	5,739,957
土地使用權	78,150
可供出售金融資產	5,000
存貨	823,792
應收款項及預付款項	766,983
其他流動資產	19,380
遞延所得税資產	15,477
其他非流動資產	1,513
應付款項及預提費用	(634,435)
貸款	(3,169,662)
其他負債	(226,234)
少數股東權益	(400,165)
所購入可辨認淨資產	3,333,418
收購權益的份額	72%
購入份額之可辨認淨資產的公允價值	2,400,060
購入子公司之現金及現金等價物	313,662

0159

3 企業合併及收購少數股東權益(續)

企業合併(續)

<u>2007</u>*(續)*

收購蘭州鋁業(續)

購入的淨資產及商譽詳情如下：

	人民幣千元
收購對價的公允價值(註(a))	4,324,319
購入份額之可辨認淨資產的公允價值(註(b))	(2,400,060)
商譽(註(c))	1,924,259

註：

(a) 收購對價的公允價值是通過參考2007年4月24日蘭州鋁業權益的公允價值及其應佔份額計算。相關的收購對價公允價值修訂了2007年上半年度未經審核簡明中期綜合財務資料中當時暫時確認的對價公允價值(人民幣4,171百萬元)，差異金額約為人民幣154百萬元。

0160

(如無特別説明，所有金額均以人民幣千元為單位)

3 企業合併及收購少數股東權益(續)

企業合併(續)

2007

收購蘭州鋁業股份有限公司(「蘭州鋁業」)

於2007年4月24日前，本公司持有蘭州鋁業28%的股權，該公司於上海證券交易所(「上交所」)掛牌上市，主要從事製造及銷售原鋁製品。於2007年4月24日，本公司發行A股股票631,931,739股用於與蘭州鋁業其他股東交換其持有的剩餘72%的股權。自收購生效日，蘭州鋁業成為本公司的全資子公司，並於2007年4月30日起正式退市。

自收購日期起至2007年6月30日期間內，所收購的業務向本集團貢獻抵銷前營業額和盈利分別約為人民幣723百萬元和人民幣314百萬元。若收購在2007年1月1日已經發生，所收購的業務向本集團貢獻截至2007年6月30日止六個月期間的抵銷前營業額和盈利分別約為人民幣1,818百萬元和人民幣462百萬元。

簡明中期綜合財務資料附註(未經審核)(續)
截至2008年6月30日止的六個月期間
(如無特別說明，所有金額均以人民幣千元為單位)

3 企業合併及收購少數股東權益(續)

企業合併(續)

2008(續)

於2007年12月31日簡明合併資產負債表：

	本集團 人民幣千元	2008年 同一控制下被 收購六家企業 人民幣千元	調整(註) 人民幣千元	合併 人民幣千元
淨資產	61,016,769	3,431,243	(46,391)	64,401,621
股本	13,524,488	3,515,817	(3,515,817)	13,524,488
資本公積	15,039,593	—	2,249,724	17,289,317
盈餘公積	5,719,084	32,869	(32,869)	5,719,084
累計折算差異	10,047	—	—	10,047
可供出售投資公允價值準備	7,547	—	—	7,547
未分配利潤	23,643,388	(124,240)	526,846	24,045,994
少數股東權益	3,072,622	6,797	725,725	3,805,144
	61,016,769	3,431,243	(46,391)	64,401,621

註：

上述調整表示：(i)本公司因收購2008年同一控制下被收購方淨資產而增加的資本公積；及(ii)本集團及相關被收購企業之間存貨未實現毛利的抵銷。

簡明中期綜合財務資料附註(未經審核)(續)

截至2008年6月30日止的六個月期間

(如無特別說明,所有金額均以人民幣千元為單位)

3 企業合併及收購少數股東權益(續)

企業合併(續)

2008(續)

註:

上述調整表示:(i)本公司對2008年同一控制下被收購六家企業的投資的抵銷;及(ii)本集團及相關被收購企業之間存貨未實現毛利的抵銷。

0163

3 企業合併及收購少數股東權益(續)

企業合併(續)

2008 *(續)*

於2008年6月30日簡明中期合併資產負債表：

	本集團 *人民幣千元*	2008年 同一控制下被 收購六家企業 *人民幣千元*	調整(註) *人民幣千元*	合併 *人民幣千元*
對2008年同一控制下 被收購六家企業的投資	4,180,499	—	(4,180,499)	—
其他資產，淨額	59,068,170	3,492,379	(34,694)	62,525,855
淨資產	63,248,669	3,492,379	(4,215,193)	62,525,855
股本	13,524,488	3,515,817	(3,515,817)	13,524,488
資本公積	15,127,593	—	(1,904,334)	13,223,259
盈餘公積	5,719,084	32,869	(32,869)	5,719,084
累計折算差異	(9,570)	—	—	(9,570)
可供出售投資公允價值準備	2,851	—	—	2,851
未分配利潤	25,218,574	(63,177)	583,605	25,739,002
少數股東權益	3,665,649	6,870	654,222	4,326,741
	63,248,669	3,492,379	(4,215,193)	62,525,855

0164

簡明中期綜合財務資料附註(未經審核)(續)
截至2008年6月30日止的六個月期間
(如無特別説明,所有金額均以人民幣千元為單位)

3 企業合併及收購少數股東權益(續)

企業合併(續)

2008(續)

被收購方名稱	主要業務	股權收購比例
蘭州連城隴興鋁業有限責任公司(「隴興鋁業」)	生產及銷售原鋁	100%
華西鋁業有限責任公司(「華西鋁業」)	生產及銷售鋁加工產品	56.86%
中鋁瑞閩鋁板帶有限公司(「中鋁瑞閩」)	生產及銷售鋁加工產品	75%
中鋁西南鋁冷連軋板帶有限公司(「西南鋁冷連軋」)	生產及銷售鋁加工產品	100%
中鋁西南鋁板帶有限公司(「西南鋁板帶」)	生產及銷售鋁加工產品	60%
中鋁河南鋁業有限公司(「河南鋁業」)	生產及銷售鋁加工產品	84.02%

由於收購前和收購後本公司與被收購六家企業均受中鋁公司控制,因此此次交易為同一控制下企業合併。本次披露的所有期間採用合併賬務法處理。下表為簡明中期綜合資產負債表中該次同一控制下企業合併產生之影響的調節表。

3 企業合併及收購少數股東權益

企業合併

<u>2008</u>

於2008年5月30日,本公司從中國鋁業公司(「中鋁公司」)及中色科技股份有限公司(「中色科技」)(一家由中鋁公司控制的企業)以人民幣41.75億元現金作為收購對價收購以下企業。另根據此次收購協定,此次收購自經協定的評估基準日至2008年5月30日止期間的收益或虧損由被收購企業原股東承擔或享有,本公司另需支付人民幣5,740千元給予原股東。該等企業(「2008年同一控制下被收購六家企業」)在中華人民共和國(「中國」)注冊運營。

簡明中期綜合財務資料附註(未經審核)
截至2008年6月30日止的六個月期間
(如無特別說明，所有金額均以人民幣千元為單位)

1 編製基準

中國鋁業股份有限公司(「本公司」)未經審核簡明中期綜合財務資料是按照香港會計師公會頒佈的香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司上市規則附錄16而編製。

本未經審核簡明中期綜合財務資料應與截至2007年12月31日止年度的年度財務報表一併閱讀。

本未經審核簡明中期綜合財務資料已經由董事會在2008年8月29日審核批准。

2 主要會計政策

本未經審核簡明中期綜合財務資料所採用的會計政策與截至2007年12月31日止年度之年度財務報表所採用的會計政策一致。

0167

簡明中期綜合現金流量表(未經審核)(續)
截至2008年6月30日止六個月期間
(所有金額均以人民幣千元為單位)

	附註	截至6月30日止6個月 2008年	2007年 (附註3)
籌資活動之現金流			
支付股息	15	**(728,923)**	(38,495)
由子公司付給少數股東之股息		**(51,459)**	(76,906)
發行中期票據/長期債券，已除發行成本		**4,985,000**	1,978,500
發行短期債券，已除發行成本		**1,992,000**	2,988,000
贖回短期債券		**(3,000,000)**	(3,000,000)
借入貸款		**17,715,278**	5,642,446
償還貸款		**(5,775,220)**	(5,854,444)
少數股東股本投入		**184,800**	—
本公司股東貸款		**126,270**	—
其他籌資活動現金流，淨值		**—**	2,066
籌資活動之現金流入淨值		**15,447,746**	1,641,167
現金及現金等價物之淨增加		**2,489,439**	4,958,196
期初之現金及現金等價物		**8,708,364**	10,546,654
期末之現金及現金等價物	6	**11,197,803**	15,504,850
分析：			
銀行存款及現金	6	**11,197,803**	15,504,850

0168

第22頁至62頁的附註為未經審核簡明中期綜合財務資料的整體部分。

簡明中期綜合現金流量表(未經審核)
截至2008年6月30日止六個月期間
(所有金額均以人民幣千元為單位)

	附註	截至6月30日止6個月 2008年	2007年 (附註3)
經營活動之現金流入淨值		**383,500**	6,414,840
投資活動之現金流			
購入子公司，除現金後淨額	3	**(4,177,717)**	313,662
投資共同控制實體		**(63,882)**	—
投資聯營公司		**(30,000)**	—
存入短期現金投資		**(135,964)**	—
提取短期現金投資		**96,054**	1,428,000
購買物業、廠房及設備		**(9,007,528)**	(4,850,585)
處置物業、廠房及設備		**11,198**	4,656
其他投資活動現金流，淨值		**(33,968)**	6,456
投資活動之現金流出淨值		**(13,341,807)**	(3,097,811)

0169

簡明中期綜合權益變動表(未經審核)(續)

截至2008年6月30日止六個月期間

(所有金額均以人民幣千元為單位)

	本公司權益持有人應佔							少數股東權益	總計
	股本	資本公積	法定盈餘公積金	任意盈餘公積金	累積折算差異	可供出售的投資公允價值準備	未分配利潤		
於2007年1月1日,原報告金額	11,649,876	10,521,480	5,384,956	70,867	—	—	17,168,564	4,470,819	49,266,562
同一控制下企業合併(*附註3*)	—	2,119,899	63,814	656	—	—	(163,828)	888,010	2,908,551
於2007年1月1日,重述金額	11,649,876	12,641,379	5,448,770	71,523	—	—	17,004,736	5,358,829	52,175,113
截至2007年6月30日止六個月期間權益變動									
截至2007年6月30日止六個月期間利潤	—	—	—	—	—	—	6,969,877	989,407	7,959,284
發行股票	1,236,732	7,376,323	—	—	—	—	—	—	8,613,055
發行股票費用	—	(150,000)	—	—	—	—	—	—	(150,000)
第三方收購(*附註3*)	—	—	—	—	—	—	—	400,165	400,165
收購少數股東權益(*附註3*)	—	(2,946,614)	—	—	—	—	—	(1,342,032)	(4,288,646)
已宣告股息	—	—	—	—	—	—	—	(77,346)	(77,346)
盈餘公積金調整	—	—	(813,074)	(71,523)	—	—	884,597	—	—
其他	—	—	—	—	—	—	—	(291)	(291)
於2007年6月30日	12,886,608	16,921,088	4,635,696	—	—	—	24,859,210	5,328,732	64,631,334

0170

第22頁至62頁的附註為未經審核簡明中期綜合財務資料的整體部分。

簡明中期綜合權益變動表(未經審核)(續)

截至2008年6月30日止六個月期間

(所有金額均以人民幣千元為單位)

	本公司權益持有人應佔							少數股東權益	總計
	股本	資本公積	法定盈餘公積金	任意盈餘公積金	累積折算差異	可供出售的投資公允價值準備	未分配利潤		
本期確認的收入與費用合計	–	88,000	–	–	(19,617)	(4,696)	2,409,806	210,297	2,683,790
同一控制下企業合併 *(附註3)*	–	(4,154,058)	–	–	–	–	–	(26,440)	(4,180,498)
第三方收購	–	–	–	–	–	–	–	2,958	2,958
少數股東注資 *(附註6)*	–	–	–	–	–	–	–	555,443	555,443
處置子公司	–	–	–	–	–	–	–	(336)	(336)
已宣告股息	–	–	–	–	–	–	(716,798)	(220,325)	(937,123)
於2008年6月30日	13,524,488	13,223,259	5,719,084	–	(9,570)	2,851	25,739,002	4,326,741	62,525,855

簡明中期綜合權益變動表(未經審核)

截至2008年6月30日止六個月期間

(所有金額均以人民幣千元為單位)

	本公司權益持有人應佔							少數股東權益	總計
	股本	資本公積	法定盈餘公積金	任意盈餘公積金	累積折算差異	可供出售的投資公允價值準備	未分配利潤		
於2008年1月1日，原報告金額	13,524,488	15,039,593	5,719,084	—	10,047	7,547	23,643,388	3,072,622	61,016,769
同一控制下企業合併 *(附註3)*	—	2,249,724	—	—	—	—	402,606	732,522	3,384,852
於2008年1月1日，重述金額	13,524,488	17,289,317	5,719,084	—	10,047	7,547	24,045,994	3,805,144	64,401,621
截至2008年6月30日止六個月期間權益變動									
可供出售投資公允價值變動－總額	—	—	—	—	—	(5,525)	—	(3,490)	(9,015)
可供出售投資公允價值變動－稅金	—	—	—	—	—	829	—	523	1,352
專項應付款轉資本公積	—	88,000	—	—	—	—	—	—	88,000
累計折算差異	—	—	—	—	(19,617)	—	—	—	(19,617)
直接計入權益的淨收入／(損失)	—	88,000	—	—	(19,617)	(4,696)	—	(2,967)	60,720
截至2008年6月30日止六個月期間利潤	—	—	—	—	—	—	2,409,806	213,264	2,623,070

0172

簡明中期綜合損益表(未經審核)*(續)*

截至2008年6月30日止六個月期間

(除每股數據外，所有金額均已人民幣千元為單位)

	附註	截至6月30日止6個月 2008年	2007年 (附註3)
應佔共同控制實體的盈利		**3,405**	—
應佔聯營公司的盈利		**108,724**	149,514
除所得稅前盈利	12	**3,265,238**	9,780,497
所得稅費用	13	**(642,168)**	(1,821,213)
本期盈利		**2,623,070**	7,959,284
應佔：			
本公司權益持有人		**2,409,806**	6,969,877
少數股東損益		**213,264**	989,407
		2,623,070	7,959,284
本公司權益持有人應佔盈利的 每股基本盈利*(以每股人民幣元計)*	14	**0.178**	0.562
股息	15	**703,273**	1,932,991

第22頁至62頁的附註為未經審核簡明中期綜合財務資料的整體部分。

0173

簡明中期綜合損益表(未經審核)

截至2008年6月30日止六個月期間

(除每股數據外，所有金額均已人民幣千元為單位)

	附註	截至6月30日止6個月 **2008年**	 2007年 *(附註3)*
營業額	9	**39,606,826**	42,651,125
銷售成本	9	**(33,486,728)**	(30,650,863)
毛利		**6,120,098**	12,000,262
銷售及分銷支出	10	**(716,904)**	(608,677)
一般性及管理支出	11	**(1,304,111)**	(1,276,940)
研究及開發成本		**(93,107)**	(46,739)
其他(虧損)／收益，淨額	9	**(131,042)**	78,121
經營盈利		**3,874,934**	10,146,027
利息支出		**(854,537)**	(591,366)
利息收入		**93,506**	81,011
匯兑收益／(損失)，淨值		**39,206**	(4,689)
除融資成本後經營盈利		**3,153,109**	9,630,983

0174

簡明中期綜合資產負債表(未經審核)(續)
2008年6月30日
(所有金額均以人民幣千元為單位)

	附註	**2008年 6月30日**	2007年 12月31日 (附註3)
流動負債			
應付賬款	8	**4,564,566**	4,482,262
其他應付款及預提費用		**7,501,494**	6,886,207
應付股利		**193,757**	37,015
當期所得稅負債		**53,297**	510,416
以公允價值計量且變動計入損益的金融負債		**92,498**	—
貸款	7	**16,746,906**	11,316,548
流動負債合計		**29,152,518**	23,232,448
負債合計		**58,000,197**	41,094,562
權益及負債合計		**120,526,052**	105,496,183
流動資產淨值		**7,798,618**	6,864,091
總資產減流動負債		**91,373,534**	82,263,735

第22頁至62頁的附註為未經審核簡明中期綜合財務資料的整體部分。

0175

簡明中期綜合資產負債表(未經審核)(續)

2008年6月30日

(所有金額均以人民幣千元為單位)

	附註	2008年 6月30日	2007年 12月31日 (附註3)
權益			
本公司權益持有人應佔股本及儲備			
股本		**13,524,488**	13,524,488
儲備		**18,935,624**	23,025,995
未分配利潤		**25,739,002**	24,045,994
		58,199,114	60,596,477
少數股東權益		**4,326,741**	3,805,144
權益合計		**62,525,855**	64,401,621
負債			
非流動負債			
貸款	7	**27,964,208**	17,509,097
遞延所得税負債		**173,310**	172,460
其他非流動負債		**710,161**	180,557
非流動負債合計		**28,847,679**	17,862,114

0176

未經審核簡明中期綜合財務資料

截至2008年6月30日止六個月期間

簡明中期綜合資產負債表(未經審核)

2008年6月30日

(所有金額均以人民幣千元為單位)

	附註	2008年 6月30日	2007年 12月31日 (附註3)
資產			
非流動資產			
無形資產	4	**2,681,981**	2,688,234
物業、廠房及設備	4	**76,398,185**	69,118,466
投資性房地產		**107,977**	109,201
土地使用權		**1,472,471**	1,357,149
共同控制實體權益		**703,583**	636,296
聯營公司權益		**631,374**	553,920
可供出售金融資產		**31,098**	40,113
遞延所得税資產		**591,106**	555,435
其他非流動資產		**957,141**	340,830
非流動資產合計		**83,574,916**	75,399,644
流動資產			
存貨,淨額		**19,465,412**	15,338,238
應收賬款,淨額	5	**3,078,495**	3,704,276
其他流動資產		**2,798,592**	2,107,964
以公允價值計量且變動計入損益的金融資產		**18,266**	8,103
銀行存款及現金	6	**11,590,371**	8,937,958
流動資產合計		**36,951,136**	30,096,539
資產合計		**120,526,052**	105,496,183

0171

業績

截至2008年6月30日止6個月期間，本集團之銷售收入為人民幣396.07億元，比上年同期下降7.14%；本公司股權持有人應佔盈利為人民幣24.10億元，比上年同期減少65.42%。本公司權益持有人應佔盈利的每股盈利為人民幣0.178元。

中期股息

本公司董事會建議派發2008年中期股息，每股人民幣0.052元(含稅)，合計人民幣703,273,370元。本次派發中期股息的提議將提交於公司臨時股東大會討論通過。由於進行2008年中期股息的分配，按照上海證券交易所《上市規則》要求，A股中期財務報告已進行了審計。

0178

— 加強資本性支出預算管理，對項目預算資金實施全方位、全過程的監督。建立項目前期投資回報評估及財務審查機制，確保項目盈利最大化。

— 嚴格控制和進一步降低可控費用、非生產性支出和計劃外支出等各項費用。

2. 加強營銷工作，降低庫存，增收增利；降低採購成本。強化銷售的組織管理，針對區域銷售的網點佈局，科學統籌產、銷、運的銜接，通過優化資源配置，節約費用，力爭使產品銷售價格最大化。努力降低及控制採購成本。充分發揮原輔材料及燃料的集中採購優勢，降低物流費用，確定科學採購規模和合理庫存水平。

3. 加強生產組織管理，優化生產運行方案；大力開展標準量化管理。強化協調性，增強執行力，發揮整體優勢與協作效應，保證生產平穩運行。

4. 做好資源保障工作，進一步加大資源的獲取，多渠道擴大資源儲量。加大投入力度，加快礦山建設，提高鋁土礦供應自給率，努力降低礦石成本。

5. 進一步加大節能減排力度，落實節能減排責任制。努力抓好重點領域和關鍵環節的節能工作，加快指標優化和達標進程；推廣節能新模式、新技術和生產中的能源替代。加大技術進步對節能減排的支撐力度，向科技要效益；加快節能減排項目建設，並按項目設計指標跟蹤考核，確保按期達到預期效果。

0179

上半年，全球氧化鋁產量3,954萬噸，消費量3,900萬噸，同比分別增長了9.5%和7.9%。中國非中鋁氧化鋁企業建成投產數量較大。上半年中國氧化鋁產量1,113萬噸，同比增長18%；進口氧化鋁239萬噸，同比降低10.0%；需求量約為1,350萬噸，同比增長10.7%。

前景與展望

2008年下半年，在工業化、城市化、產業和消費結構升級等因素的影響下，中國經濟有望總體保持較平穩發展；同時，受美國次級債危機等不利因素影響，中國經濟發展具有一定的不確定性。公司生產經營和發展面臨挑戰，主要體現在礦產資源、煤、電、油等能源價格及運輸費用的高位運行給公司的成本帶來巨大壓力；國內礦產資源及有色金屬市場競爭激烈，給公司生產供應及銷售帶來困難等。

本集團將以盈利最大化為目標和中心，以成本控制為重點，制定有力措施，重點做好以下工作：

1. 強化財務預算管理，制定有效措施，從嚴控制成本及費用，嚴格績效考核。

    — 從資金投向的合規性、經濟性和支付流程等方面全面加強管理。細化資金計劃，降低資金成本，做好資金保障工作。加強對資金、成本的動態監控，建立風險預警監測機制，有效控制資金風險。

    — 制定有效措施，從優化技術指標、降低消耗、提高設備運營效率等方面下功夫，以效益最大化為目標，加強對各管理環節的成本控制，努力降低生產和運營成本。

0180

市場回顧

原鋁

上半年，美國次級債危機、西方國家經濟放緩及中國和南非等地電解鋁限電減產等因素導致電解鋁價格波動較大。倫敦金屬交易所(以下稱「LME」)鋁現貨價格最高上漲至3,260美元／噸歷史新高，最低至2,377美元／噸；上海期貨交易所(以下稱「SHFE」)鋁現貨價格最高為人民幣21,600元／噸，最低至人民幣18,040元／噸。上半年，LME三月鋁期貨平均價格為2,886美元／噸，同比增長了4.1%；SHFE三月鋁期貨平均價格為人民幣19,275元／噸，同比下降了2.7%。

上半年，全球原鋁生產和消費增長平穩。全球原鋁產量1,989萬噸，原鋁消費量約2,020萬噸，同比分別增長了8.1%和8.7%。中國原鋁供需增長速度明顯回落。原鋁產量662萬噸，原鋁消費量約630萬噸，同比分別增長了12.9%和12.5%。

氧化鋁

上半年，氧化鋁價格先揚後抑。一月份受春節引起的鐵路運輸緊張和集中儲備氧化鋁的影響，國際氧化鋁價格最高達到了437美元／噸，國內達到了人民幣4,500元／噸；後受氧化鋁產能增長速度較快及電解鋁廠限產影響，氧化鋁價格有所回落。目前國際市場現貨氧化鋁到達中國口岸價格為420至450美元／噸；國內氧化鋁現貨銷售價為人民幣3,100至3,300元／噸。

0181

2008年2月和7月，本公司在國內成功發行了面值總額分別為人民幣20億元和人民幣30億元的短期融資券。該短期融資券每單位面值為人民幣100元，票面年利率分別為4.99%和4.83%，期限為一年，淨融資額分別為人民幣19.92億元和人民幣29.88億元。

7. 本集團通過生產工藝結構調整和技術進步繼續節能減排，圓滿完成了國家下達節能目標的122%。本集團採取提高電解槽投運率、強化電流等關鍵措施，並大力推廣了一批具有節能效果的新技術。上半年生態修復加快，新增礦山複墾面積134畝，累計複墾達到10,018畝。

8. 本集團技術創新體系建設初見成效，產學研合作穩步開展。國家鋁冶煉工程技術研究中心順利通過國家科技部驗收，並被正式命名。本公司承擔的國家科技支撐計劃重大科研項目取得突破性進展，產業化推廣應用取得實效。本集團注重於在氧化鋁生產工藝方面進行科技創新；注重於在電解鋁能源節約方面進行技術突破。

9. 本集團繼續完善制度和體系建設，404項目內部控制體系運行平穩，經營風險得以有效控制。

10. 本集團在雨雪冰凍災害和特大地震災害發生後積極參與抗災搶險，履行社會責任。本集團及全體員工向受災地區捐贈了大量的款項和包括發電機在內的機器設備；派出大型機械、運輸車輛和救援人員。

0182

5. 本集團繼續積極推進海外項目。2008年5月9日，本集團的子公司中鋁香港有限公司與馬來西亞礦業國際控股有限公司(MMC)和沙特阿拉伯王國本拉登集團(SBG)簽署了「合資安排」。三方曾於2007年簽署了擬成立合資公司的諒解備忘錄和合資框架協議，並接受了由沙特投資總局頒發的項目許可證。沙特投資總局還與合資三方簽署了該項目的「支持承諾諒解備忘錄」。根據合資安排，合資公司在沙特阿拉伯傑贊經濟城開發和運營年產約100萬噸的電解鋁廠及自備電廠。電解鋁廠建設規模預計為年產100萬噸電解鋁，分三期建設；自備電廠建設規模預計為1,860MW。目前預計項目總投資約45億美元。本公司擬分別持有電解鋁廠40%的股權和電廠20%的股權，是該電解鋁項目的最大股東和電廠的第三大股東。該項目是本集團向海外能源富集地區轉移，實現戰略結構調整的重要舉措。

2007年，本集團與澳大利亞昆士蘭州政府正式簽署了奧魯昆項目的開發協議；與土著人簽署了土地租賃協議，完成了奧魯昆項目的全部法律文件；昆士蘭州政府向本集團頒發了奧魯昆鋁土礦的礦產開發證。今年以來，項目可研已經全面展開。

6. 本集團抓住資金市場機遇，利用低成本直接融資金融工具，優化了債務結構，進一步降低財務費用。2008年5月22日，本公司獲得中國銀行間市場交易商協會批准，在中國境內發行本金總額不超過人民幣100億元的中期票據，分次發行，有效期截至2010年5月20日。本公司於2008年6月4日成功發行了面值人民幣50億元、發行價格人民幣100元／百元、年利率5.30%的三年期2008年第一期中期票據，淨融資額為人民幣49.55億元。募集資金主要用於補充中期流動資金和置換銀行借款。

3. 本集團全面加強成本管理。繼續推進財務集中管理體制，降低成本，應對原燃材料價格大幅上漲。在生產運行方面，突出產品量、本、利分析，優化生產組織方案，把降本指標落實到生產經營的每一個環節和每一個崗位；改進各項指標，充分挖掘潛力，努力實現產品產量和經濟效益的增長。在財務管理方面，強化預算管理，注重對重點環節進行分析，及時查找可能出現的重大問題，及時採取措施進行控制和解決，並嚴格進行考核；本集團注重資金的協調與管理，進一步強化對資本性項目的預算、流程和現金流的管理，提高資金效率；全面控制非生產性支出，厲行節約，消除浪費。

4. 本集團繼續完善產業鏈，提高抗風險能力。本集團完成了五家鋁加工企業和一家電解鋁企業的收購。經2008年第一次臨時股東大會批准，本集團於2008年5月12日向北京產權交易所提交了受讓申請，以人民幣41.75億元的價格競購中國鋁業公司(「中鋁公司」)和中色科技股份有限公司(「中色科技」，與中鋁公司合稱「轉讓方」)在北京產權交易所掛牌交易的蘭州連城隴興鋁業有限責任公司(「隴興鋁業」)100%的股權、中鋁西南鋁冷連軋板帶有限公司(「中鋁西南鋁冷連軋」)100%的股權、中鋁河南鋁業有限公司(「河南鋁業」)84.02%的股權、中鋁瑞閩鋁板帶有限公司(「中鋁瑞閩」)75%的股權、中鋁西南鋁板帶有限公司(「中鋁西南鋁板帶」)60%的股權以及華西鋁業有限責任公司(「華西鋁業」)56.86%的股權。2008年5月21日，三方簽訂了轉讓協議，於2008年5月底完成了全部的轉讓手續。本次併購電解鋁資產，減少了與控股股東之間的關聯交易，降低了同業競爭；併購鋁加工資產，使本集團完善了產業鏈，朝着規避行業週期風險，增強綜合競爭力的方向邁進。

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中國鋁業股份有限公司(下稱「本公司」)董事會欣然宣佈本公司、其附屬公司(下稱「本集團」)截至2008年6月30日止6個月期間未經審核之中期經營業績；並謹此代表本公司董事會和全體員工向各位股東對本公司的關心和支持表示最誠摯的謝意。

業務回顧

2008年上半年，國際經濟環境發生重大變化。美國次級債危機、全球通貨膨脹、美元貶值、雨雪冰凍及特大地震等自然災害給中國經濟發展帶來了較大的負面影響，企業運營的外部環境發生了較大變化。在這樣的困難環境中，本集團積極採取科學有效的應對措施，加強管理，節能降耗，挖潛增效，降低成本，保證供應，強化銷售，戰勝了雨雪冰凍和特大地震帶來的巨大挑戰，經受住了煤、電、油、運大幅漲價的嚴峻考驗，在極其困難的條件下保持了生產經營平穩運行和相當的盈利水平。

1. 本集團生產經營平穩。2008年初，雨雪冰凍災害致使本集團在貴州、山西等地企業部分電解槽停產；地震災害亦使部分企業產品運輸嚴重受阻，本集團生產運營受到影響。本集團盡力降低災害對生產的影響，在注重安全生產的前提下，精心組織生產、落實方案，密切配合，保障了設備的高效平穩運行和產品產量的穩定。上半年氧化鋁產量達468萬噸，較上年同期減少3.3%；化學品氧化鋁產量(即：氫氧化鋁和多品種氧化鋁)達56萬噸，較上年同期增長12.8%；原鋁產量達152萬噸(含焦作萬方鋁業股份有限公司全部產量21萬噸，本公司持有焦作萬方29%的股份)，較上年同期增長14.3%。

2. 本集團繼續加強資源保障。面對國內競爭日趨激烈的鋁土礦市場和上漲的鋁土礦價格，本集團全力以赴加快礦山建設，加大礦石採購和生產力度，統籌安排，優化資源流向，進一步開展原料的配比使用工作，提高供礦安全可靠程度及資源綜合利用水平。上半年自採礦比例較上年同期提高了5個百分點；獲取鋁土礦礦業權7個，鋁土礦資源1,000萬噸；在建礦山項目將恢復和新增自採鋁土礦能力342萬噸。

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4.	股份過戶登記處	:	香港證券登記有限公司 香港灣仔皇后大道東183號 合和中心46樓
			中國證券登記結算有限責任公司上海分公司 中國上海市陸家嘴東路166號 中國保險大廈3層
	托存	:	The Bank of New York Corporate Trust Office 101 Barclay Street, New York, NY 10286 USA
5.	股票上市地點	:	香港聯合交易所有限公司 美國紐約證券交易所 上海證券交易所
	股票名稱	:	中國鋁業(CHALCO)
	證券代碼	:	2600(香港) ACH(美國) 601600(中國)
6.	主要往來銀行	:	中國工商銀行 中國建設銀行
7.	獨立核數師	:	羅兵咸永道會計師事務所 香港中環太子大廈22樓
8.	法律顧問	:	*有關香港法律：* 貝克•麥堅時律師事務所 香港中環夏慤道10號 和記大廈14樓
			有關美國法律： 貝克•麥堅時律師事務所 香港中環夏慤道10號 和記大廈14樓
			有關中國法律： 海問律師事務所 中華人民共和國 北京市朝陽區東三環北路2號 南銀大廈21層

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公司資料

1	公司法定名稱	:	中國鋁業股份有限公司
	公司法定中文名稱縮寫	:	中國鋁業
	公司英文名稱	:	ALUMINUM CORPORATION OF CHINA LIMITED
	公司法定英文名稱縮寫	:	CHALCO
2.	公司首次註冊登記日期	:	2001年9月10日
	公司註冊地址	:	中國北京海淀區西直門北大街62號(100082)
	公司辦公地址	:	中國北京海淀區西直門北大街62號(100082)
	香港主要營業地點	:	香港灣仔港灣道1號會展廣場辦公大樓31樓3103室
	公司國際互聯網網址	:	http://www.chalco.com.cn
	公司電子信箱	:	IR_FAQ@chalco.com.cn
3.	公司法定代表人	:	肖亞慶
	公司(董事會)秘書	:	劉　強
	電話	:	(8610) 8229 8103
	傳真	:	(8610) 8229 8158/8229 8090
	電子信箱	:	IR_FAQ@chalco.com.cn
	聯繫地址	:	中國北京海淀區西直門北大街62號(100082)
	公司證券事務代表	:	張　青
	電話	:	(8610) 8229 8150
	傳真	:	(8610) 8229 8158
	電子信箱	:	IR_FAQ@chalco.com.cn
	聯繫地址	:	中國北京海淀區西直門北大街62號(100082)
	公司信息諮詢部門	:	董事會秘書室
	公司信息諮詢電話	:	(8610) 8229 8150/8229 8156/8229 8157

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目錄

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中国铝业股份有限公司

CHALCO ALUMINUM CORPORATION OF CHINA LIMITED



二零零八年中期報告

END